Filed Pursuant to Rule 424(b)
under the Securities Act of 1933, as amended (File No. 333-120149)

PROSPECTUS

1,700,000 Shares

Common Stock

        This is a public offering of 1,700,000 shares of common stock of Portfolio Recovery Associates, Inc. by the selling stockholders identified in this prospectus. We will not receive any of the proceeds from the sale by the selling stockholders and we will not bear any of the expenses of this offering.

      Our common stock is quoted on the Nasdaq National Market under the symbol “PRAA.” The last reported sale price for our common stock on the Nasdaq National Market on November 17, 2004 was $36.67 per share.

       Investing in our common stock involves risks. See “Risk Factors” beginning on page 6.

       Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

	Per share	Total

Public offering price	$34.50	$58,650,000
Underwriting discount	$1.68	$2,856,000
Proceeds to the selling stockholders	$32.82	$55,794,000

      The selling stockholders have granted the underwriters the option to purchase up to an additional 255,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments.

William Blair & Company

Piper Jaffray

America’s Growth Capital

The date of this prospectus is November 17, 2004

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PROSPECTUS SUMMARY

      You should read the following summary together with the more detailed information in this prospectus, including the section titled “Risk Factors‘ beginning on page 6 regarding our company and the common stock being sold in this offering.

Overview

      We are a full-service provider of outsourced receivables management and related services. We purchase, collect and manage portfolios of defaulted consumer receivables and provide collateral location services for credit originators. Defaulted consumer receivables are the unpaid obligations of individuals to credit originators, including banks, credit unions, consumer and auto finance companies, retail merchants and other providers of goods and services. We believe that the strengths of our business are our sophisticated approach to portfolio pricing, our emphasis on developing and retaining our collection personnel, our sophisticated collections systems and procedures and our relationships with many of the largest consumer lenders in the United States. Our proven ability to collect defaulted consumer receivables allows us to offer credit originators a complete outsourced solution to address their defaulted consumer receivables. The defaulted consumer receivables we collect are generally either purchased from sellers of defaulted consumer debt or are collected on behalf of debt owners on a commission fee basis. On October 1, 2004, we acquired the assets of IGS Nevada, Inc., which specializes in the location of collateral, securing primarily automobile loans, and either negotiates payment arrangements or coordinates the recovery of the asset. We believe that this acquisition is highly complementary to our collection activities and broadens the services we can offer to our clients. We intend to continue to build on our strengths and grow our business through the disciplined approach that has contributed to our success to date.

      We specialize in collecting receivables that have been charged-off by the credit originator. Because the debt owner has unsuccessfully attempted to collect these receivables, we are able to purchase them at a substantial discount to their face value. Through September 30, 2004, we have acquired 488 portfolios with a face value of $10.4 billion for $243.3 million, or 2.33% of face value, representing more than 5.8 million customer accounts. The success of our debt purchasing business depends on our ability to acquire portfolios of defaulted consumer receivables at appropriate valuations and to collect on those receivables effectively and efficiently. To date, we have consistently been able to collect at a rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five to seven year period, which has enabled us to generate increasing profits and cash flow.

      We use the following terminology throughout this prospectus: “cash receipts” refers to all collections of cash, regardless of the source; “cash collections” refers to collections on our owned portfolios only, exclusive of commission income and sales of finance receivables; “cash sales of finance receivables” refers to the sales of our owned portfolios; and “commissions” refers to fee income generated from our wholly-owned contingent fee subsidiaries.

      We have achieved strong financial results since our formation, with cash collections growing from $10.9 million in 1998 to $117.1 million in 2003. Over the life of our owned portfolios of defaulted consumer receivables, income recognized on finance receivables equals our cash collections on our owned portfolios of defaulted consumer receivables less the cash paid for these portfolios. Excluding the impact of occasional portfolio sales, cash collections have increased every quarter since our formation. Total revenue has grown from $6.8 million in 1998 to $84.9 million in 2003, a compound annual growth rate of 66%. Pro forma net income has grown from $402,000 in 1998 to $20.7 million in 2003, a compound annual growth rate of 120%. For the nine month period ended September 30, 2004, cash collections were $112.8 million, revenue was $81.7 million and net income was $19.7 million, compared to cash collections of $86.2 million, revenue of $61.9 million and net income of $15.3 million for the nine month period ended September 30, 2003.

Corporate History

      We were initially formed as Portfolio Recovery Associates, L.L.C., a Delaware limited liability company, on March 20, 1996. Prior to our formation, members of our current management team played key roles in the development of a defaulted consumer receivables acquisition and divestiture operation for Household Recovery Services, a subsidiary of Household International, which is now owned by HSBC. Since our formation we have acquired and serviced portfolios of defaulted consumer receivables, and in March 2001 we commenced our third-party contingent fee collections operations to provide defaulted receivables management on a commission fee basis, receiving a percentage of the amounts collected on behalf of the client.

      On November 14, 2002, we completed our initial public offering in which we sold 3,470,000 shares of common stock and a selling stockholder sold 1,015,000 shares, at a price of $13.00 per share. In connection with our initial public offering, all of the membership units of Portfolio Recovery Associates, L.L.C. were exchanged for a single class of the common stock of Portfolio Recovery Associates, Inc., a new Delaware corporation formed for purposes of our initial public offering. A secondary offering of our shares of common stock was completed on May 21, 2003, in which 4,025,000 shares were sold by certain of our stockholders.

Industry Overview

      Growth in the accounts receivable management industry is driven by a number of industry trends, including the following:

•	levels of consumer debt obligations;

•	defaults of the underlying receivables; and

•	utilization of third-party providers to execute the recovery of defaulted receivables.

      Growth in the accounts receivable management industry is driven by increasing levels of consumer obligations, increasing charge-offs of the underlying receivables by credit originators and increasing utilization of third-party providers to execute the recovery of defaulted receivables. According to the Federal Reserve Board, consumer debt has grown at an annual rate of approximately 7%, from $824 billion in 1990 to $2 trillion in 2004. The Nilson Report anticipates this level will grow to $2.8 trillion by 2010. In addition to using contingency collectors, credit card companies are increasingly relying on the sale of defaulted credit card receivables. According to the Nilson Report, credit card companies sold approximately $57.3 billion in defaulted credit card receivables in 2003, representing a compound annual growth rate of 20% since 1998 when the face amount sold was $22.7 billion. Sales of non-credit card defaulted receivables have increased from $5.3 billion in 1998 to $10.5 billion in 2003 according to the Nilson Report, representing a compound annual growth rate of approximately 15%.

      The accounts receivable management industry (owned portfolio and contingent fee) is highly fragmented and competitive, consisting of approximately 6,000 consumer and commercial agencies. In recent years, the accounts receivable management industry has increased its use of technology in order to operate more effectively. We expect the increasing importance of technology and the associated increased capital requirements to cause challenges for many smaller participants lacking the required capital and management resources to implement and effectively utilize such technology to compete effectively and to continue to maintain regulatory standards.

Competitive Strengths

      We believe we have a number of strengths which will allow us to continue to capitalize on these industry trends, including:

Complete Outsourced Solution for Debt Owners. We offer debt owners a complete outsourced solution to address their defaulted consumer receivables. Depending on a debt owner’s timing and needs, we can either purchase from the debt owner their defaulted consumer receivables, providing immediate cash, or service those receivables on their behalf for a commission fee. Our recent IGS acquisition further broadens the services we can offer to debt owners.

Disciplined and Proprietary Underwriting Process. One of the key components of our growth has been our ability to price portfolio acquisitions at levels that have generated profitable returns on investment. To date, we have consistently been able to collect at a rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five to seven year period, which has enabled us to generate increasing profits and cash flow.

Ability to Hire, Develop and Retain Productive Collectors. We place considerable focus on our ability to hire, develop and retain effective collectors who are key to our continued growth and profitability. Several large military bases and numerous telemarketing, customer service and reservation phone centers are located near our headquarters and regional offices in Virginia, providing access to a large pool of trained personnel. The Hutchinson, Kansas area also provides a sufficient potential workforce of trained personnel. We have found that tenure is a primary driver of our collector effectiveness. We offer our collectors a competitive wage with the opportunity to receive unlimited incentive compensation based on performance, as well as an attractive benefits package, a comfortable working environment and the ability to work on a flexible schedule.

Established Systems and Infrastructure. We have devoted significant effort to developing our systems, including statistical models, databases and reporting packages, to optimize our portfolio purchases and collection efforts. In addition, our technology infrastructure is flexible, secure, reliable and redundant to ensure the protection of our sensitive data and to ensure minimal exposure to systems failure or unauthorized access. We believe that our systems and infrastructure give us meaningful advantages over our competitors.

Strong Relationships with Major Credit Originators. We have done business with most of the top consumer lenders in the United States. We maintain an extensive marketing effort and our senior management team is in contact with known and prospective credit originators. We believe that we have earned a reputation as a reliable purchaser of defaulted consumer receivables portfolios and as responsible collectors.

Experienced Management Team. We have an experienced management team with considerable expertise in the accounts receivable management industry. Prior to our formation, our founders played key roles in the development and management of a consumer receivables acquisition and divestiture operation of Household Recovery Services, a subsidiary of Household International, which is now owned by HSBC. As we have grown, our management team has been expanded to include several additional successful, seasoned executives.

Growth Opportunities

      We have achieved significant historical growth while maintaining a conservative capital structure and ensuring that the level of our portfolio purchases of defaulted consumer receivables is matched by our ability to collect them effectively and efficiently. Our recent IGS acquisition enables us to meet our primary objective to continue our controlled growth. We aim to continue our efforts in achieving this objective through the following growth strategies:

Continue to Opportunistically Purchase Portfolios While Maintaining a Conservative Capital Structure. We intend to continue to acquire portfolios that will generate profitable returns on investment and enable us to maintain a conservative capital structure. Our relationships with many large consumer lenders and brokers of defaulted consumer receivables provide us with significant access to portfolio acquisition opportunities.

Leverage Expertise into Other Asset Types. On October 1, 2004, we acquired the assets of IGS, which specializes in the location of collateral securing primarily automobile loans, and either negotiates payment arrangements or coordinates the recovery of the asset. We have also increased our volume of long-distance telephone and utility receivables, as well as enhanced our efforts in the purchase and collection of Chapter 13 bankruptcy accounts. We expect to continue seeking opportunities to leverage our portfolio purchasing and collections expertise in these and other asset types, such as student loans, retail oil and gas and small business commercial receivables.

Continue to Develop and Retain Collectors. We intend to maintain our historical controlled growth in the number of collectors we add. We expect the number and percentage of our collectors with more than 12 months of experience will increase, which we believe will drive our productivity and profitability.

Increase Share in Growing Market. We feel that our position as a well-capitalized firm offering a complete outsourced solution to credit originators across the defaulted consumer receivables spectrum will enable us to continue to grow faster than the industry overall.

Grow Our Contingent Fee Collections Operations. The capability to perform collections on a commission fee basis allows us to offer a complete outsourced solution to credit originators while leveraging our existing infrastructure, skill set, personnel and client relationships.

Leverage Existing Infrastructure and Management Team. As a result of our substantial investments in technology, infrastructure and systems, our management team is capable of acquiring and servicing substantially larger volumes of defaulted consumer receivables without incurring proportional cost increases in fixed costs.

Explore Selected Acquisitions. Our IGS acquisition gives us a unique opportunity to leverage our existing infrastructure to broaden the technology base of that operation and assist in marketing its services to a broader audience, including many institutions with which we already have a relationship. We will continue to evaluate opportunities to make strategic acquisitions of companies or group hires that would add new skill sets or bring us strong credit originator relationships, collection facilities and access to skilled collectors.

Recent Developments

      On October 1, 2004, we acquired substantially all of the assets of IGS for consideration of $14 million, consisting of $12 million in cash and 69,914 shares of our common stock (less than one-half of one percent of the issued and outstanding shares of our common stock), valued at $2 million at the closing in accordance with the calculation set forth in the asset purchase agreement. The assets acquired from IGS consisted of accounts receivable, customer relationships, fixed assets, non-competition protection and goodwill. We also agreed to collect on behalf of the seller certain accounts receivable not acquired in the acquisition and remit the proceeds, less a collection fee, to the seller. The total purchase price could increase by $4 million through performance contingency payments of $2 million each, in 2005 and 2006.

      IGS specializes in the location of collateral, securing primarily automobile loans, and either negotiates payment arrangements or coordinates the recovery of the asset. Based in Las Vegas, Nevada, IGS had a workforce of approximately 50 employees. IGS’s founder and his management team have joined us and have executed employment and non-competition agreements.

Risk Factors

      An investment in our common stock involves a significant degree of risk. We urge you to carefully consider all of the information described in the section entitled “Risk Factors” beginning on page 6.

This Offering

Common stock offered by the selling stockholders	1,700,000 shares
Common stock offered by us	None
Common stock outstanding prior to this offering	15,483,732 shares(1)
Common stock outstanding after this offering	15,483,732 shares(1)
Use of proceeds	We will not receive any proceeds from the sale of common stock by the selling stockholders.
Nasdaq National Market symbol	PRAA

(1)	Excludes 1,887,443 shares reserved for issuance upon the exercise of options or restricted stock issuances granted to our directors, officers and employees in accordance with our Amended and Restated 2002 Stock Option Plan and 2004 Restricted Stock Plan, of which 720,537 options at a weighted average exercise price of $14.61 per share and 87,386 restricted shares have been issued and remain outstanding as of the date of this prospectus. Also excludes 50,000 shares of our common stock which have been reserved for 50,000 warrants that remain outstanding and are fully exercisable at a weighted average exercise price of $4.20 as of the date of this prospectus.

      Unless otherwise indicated, all share and per share data in this document assumes the underwriters do not exercise the option the selling stockholders granted to them to purchase up to an additional 255,000 shares of our common stock in this offering.

      All dollar amounts less than $1.0 million have been rounded to the nearest thousand.

      As used in this prospectus, all references to us mean Portfolio Recovery Associates, Inc. and, prior to our initial public offering, our predecessor Portfolio Recovery Associates, L.L.C. The address of our principal executive offices is 120 Corporate Boulevard, Suite 100, Norfolk, Virginia 23502, and our telephone number is (888) 772-7326. Our web site address is www.portfoliorecovery.com. You should not construe the information on our web site to be a part of this prospectus.

RISK FACTORS

      You should carefully consider the risks described below in connection with reviewing this prospectus. If any of the events referred to below actually occur, our business, financial condition, liquidity and results of operation could suffer. In that case, the trading price of our common stock could decline and you may lose all or part of your investment. You should also refer to the other information in this prospectus, including our consolidated financial statements and the related notes.

Risks Related to Our Business

We may not be able to purchase defaulted consumer receivables at appropriate prices, and a decrease in our ability to purchase portfolios of receivables could adversely affect our ability to generate revenue

      If we are unable to purchase defaulted receivables from debt owners at appropriate prices or one or more debt owners stops selling defaulted receivables to us, we could lose a potential source of income and our business may be harmed.

      The availability of receivables portfolios at prices which generate an appropriate return on our investment depends on a number of factors both within and outside of our control, including the following:

•	the continuation of current growth trends in the levels of consumer obligations;

•	sales of receivables portfolios by debt owners; and

•	competitive factors affecting potential purchasers and credit originators of receivables.

      Because of the length of time involved in collecting defaulted consumer receivables on acquired portfolios and the volatility in the timing of our collections, we may not be able to identify trends and make changes in our purchasing strategies in a timely manner.

We may not be able to collect sufficient amounts on our defaulted consumer receivables to fund our operations

      Our business consists of acquiring and servicing receivables that consumers have failed to pay and that the credit originator has deemed uncollectible and has charged-off. The debt owners generally make numerous attempts to recover on their defaulted consumer receivables, often using a combination of in-house recovery efforts and third-party collection agencies. These defaulted consumer receivables are difficult to collect and we may not collect a sufficient amount to cover our investment associated with purchasing the defaulted consumer receivables and the costs of running our business.

We experience high employee turnover rates and we may not be able to hire and retain enough sufficiently trained employees to support our operations

      The accounts receivables management industry is very labor intensive and, similar to other companies in our industry, we typically experience a high rate of employee turnover. Our annual turnover rate, excluding those employees that do not complete our six week training program, was 37% in 2003. We compete for qualified personnel with companies in our industry and in other industries. Our growth requires that we continually hire and train new collectors. A higher turnover rate among our collectors will increase our recruiting and training costs and limit the number of experienced collection personnel available to service our defaulted consumer receivables. If this were to occur, we would not be able to service our defaulted consumer receivables effectively and this would reduce our ability to continue our growth and operate profitability.

We serve markets that are highly competitive, and we may be unable to continue to successfully compete with businesses that may have greater resources than we have

      We face competition in both of the markets we serve — owned portfolio and contingent fee accounts receivable management — from new and existing providers of outsourced receivables management services, including other purchasers of defaulted consumer receivables portfolios, third-party contingent fee collection agencies and debt owners that manage their own defaulted consumer receivables rather than outsourcing them. The accounts receivable management industry is highly fragmented and competitive, consisting of approximately 6,000 consumer and commercial agencies, most of which compete in the contingent fee business.

      We face bidding competition in our acquisition of defaulted consumer receivables and in our placement of contingent fee receivables, and we also compete on the basis of reputation, industry experience and performance. Some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in our industry than we currently have. In the future, we may not have the resources or ability to compete successfully. As there are few significant barriers for entry to new providers of contingent fee receivables management services, there can be no assurance that additional competitors with greater resources than ours will not enter our market. Moreover, there can be no assurance that our existing or potential clients will continue to outsource their defaulted consumer receivables at recent levels or at all, or that we may continue to offer competitive bids for defaulted consumer receivables portfolios. If we are unable to develop and expand our business or adapt to changing market needs as well as our current or future competitors are able to do, we may experience reduced access to defaulted consumer receivables portfolios at appropriate prices and reduced profitability.

We may not be successful at acquiring receivables of new asset types or in implementing a new pricing structure

      We may pursue the acquisition of receivables portfolios of asset types in which we have little current experience. We may not be successful in completing any acquisitions of receivables of these asset types and our limited experience in these asset types may impair our ability to collect on these receivables. This may cause us to pay too much for these receivables and, consequently, we may not generate a profit from these receivables portfolio acquisitions.

      In addition, we may in the future provide a service to debt owners in which debt owners will place consumer receivables with us for a specific period of time for a flat fee. This fee may be based on the number of collectors assigned to the collection of these receivables, the amount of receivables placed or other bases. We may not be successful in determining and implementing the appropriate pricing for this pricing structure, which may cause us to be unable to generate a profit from this business.

Our collections may decrease if certain types of bankruptcy filings involving liquidations increase

      During times of economic recession, the amount of defaulted consumer receivables generally increases, which contributes to an increase in the amount of personal bankruptcy filings. Under certain bankruptcy filings a debtor’s assets may be sold to repay creditors, but since the defaulted consumer receivables we service are generally unsecured, we often would not be able to collect on those receivables. We cannot assure you that our collection experience would not decline with an increase in these types of bankruptcy filings. If our actual collection experience with respect to a defaulted consumer receivables portfolio is significantly lower than we projected when we purchased the portfolio, our financial condition and results of operations could deteriorate.

We may make acquisitions that prove unsuccessful or strain or divert our resources

      We intend to consider acquisitions of other companies in our industry that could complement our business, including the acquisition of entities offering greater access and expertise in other asset types and markets that we do not currently serve. We have little experience in completing acquisitions of other businesses. If we do acquire other businesses, we may not be able to successfully integrate these businesses with our own and we may be unable to maintain our standards, controls and policies. Further, acquisitions may place additional constraints on our resources by diverting the attention of our management from other business concerns. Through acquisitions, we may enter markets in which we have no or limited experience. Moreover, any acquisition may result in a potentially dilutive issuance of equity securities, the incurrence of additional debt and amortization of expenses related intangible assets, all of which could reduce our profitability and harm our business.

The loss of a major IGS customer could negatively affect our operations

      On October 1, we acquired substantially all of the assets of IGS for consideration of $14 million. A significant portion of the valuation was tied to one specific customer relationship. The customer may terminate its relationship with us on 90 days’ prior notice. In the event the customer terminates or significantly cuts back its relationship with us, it could reduce our profitability and harm our business and could potentially give rise to an impairment charge related to an intangible asset specifically ascribed to this customer relationship.

We may not be able to continually replace our defaulted consumer receivables with additional receivables portfolios sufficient to operate efficiently and profitably

      To operate profitably, we must continually acquire and service a sufficient amount of defaulted consumer receivables to generate revenue that exceeds our expenses. Fixed costs such as salaries and lease or other facility costs constitute a significant portion of our overhead and, if we do not continually replace the defaulted consumer receivables portfolios we service with additional portfolios, we may have to reduce the number of our collection personnel. We would then have to rehire collection staff as we obtain additional defaulted consumer receivables portfolios. These practices could lead to:

•	low employee morale;

•	fewer experienced employees;

•	higher training costs;

•	disruptions in our operations;

•	loss of efficiency; and

•	excess costs associated with unused space in our facilities.

      Furthermore, heightened regulation of the credit card and consumer lending industry may result in decreased availability of credit to consumers, potentially leading to a future reduction in defaulted consumer receivables available for purchase from debt owners. We cannot predict how our ability to identify and purchase receivables and the quality of those receivables would be affected if there is a shift in consumer lending practices, whether caused by changes in the regulations or accounting practices applicable to debt owners, a sustained economic downturn or otherwise.

We may not be able to manage our growth effectively

      We have expanded significantly since our formation and intend to maintain our growth focus. However, our growth will place additional demands on our resources and we cannot be sure that we will be able to manage our growth effectively. In order to successfully manage our growth, we may need to:

•	expand and enhance our administrative infrastructure;

•	continue to improve our management, financial and information systems and controls; and

•	recruit, train, manage and retain our employees effectively.

      Continued growth could place a strain on our management, operations and financial resources. We cannot assure you that our infrastructure, facilities and personnel will be adequate to support our future operations or to effectively adapt to future growth. If we cannot manage our growth effectively, our results of operations may be adversely affected.

Our operations could suffer from telecommunications or technology downtime or increased costs

      Our success depends in large part on sophisticated telecommunications and computer systems. The temporary or permanent loss of our computer and telecommunications equipment and software systems, through casualty or operating malfunction, could disrupt our operations. In the normal course of our business, we must record and process significant amounts of data quickly and accurately to access, maintain and expand the databases we use for our collection activities. Any failure of our information systems or software and our backup systems would interrupt our business operations and harm our business. Our headquarters is located in a region that is susceptible to hurricane damage, which may increase the risk of disruption of information systems and telephone service for sustained periods.

      Further, our business depends heavily on services provided by various local and long distance telephone companies. A significant increase in telephone service costs or any significant interruption in telephone services could reduce our profitability or disrupt our operations and harm our business.

We may not be able to successfully anticipate, manage or adopt technological advances within our industry

      Our business relies on computer and telecommunications technologies and our ability to integrate these technologies into our business is essential to our competitive position and our success. Computer and telecommunications technologies are evolving rapidly and are characterized by short product life cycles. We may not be successful in anticipating, managing or adopting technological changes on a timely basis.

      While we believe that our existing information systems are sufficient to meet our current demands and continued expansion, our future growth may require additional investment in these systems. We depend on having the capital resources necessary to invest in new technologies to acquire and service defaulted consumer receivables. We cannot assure you that adequate capital resources will be available to us at the appropriate time.

Our senior management team is important to our continued success and the loss of one or more members of senior management could negatively affect our operations

      The loss of the services of one or more of our executive officers or key employees could disrupt our operations. We have employment agreements with Steve Fredrickson, our president, chief executive officer and chairman of our board of directors, Kevin Stevenson, our executive vice president and chief financial officer, and most of our other senior executives. The current agreements contain non-compete provisions that survive termination of employment. However, these agreements do not and will not assure the continued services of these officers and we cannot assure you that the non-compete provisions will be enforceable. Our success depends on the continued service and performance of our key executive officers, and we cannot guarantee that we will be able to retain those individuals. The loss of the services of Mr. Fredrickson, Mr. Stevenson or one or more of our other key executive officers could seriously impair our ability to continue to acquire or collect on defaulted consumer receivables and to manage and expand our business. Under one of our credit agreements, if both Mr. Fredrickson and Mr. Stevenson cease to be president and chief financial officer, respectively, it would constitute a default unless we have a replacement acceptable to our lenders within ten days. We maintain key man life insurance on Mr. Fredrickson.

Our ability to recover and enforce our defaulted consumer receivables may be limited under federal and state laws

      Federal and state laws may limit our ability to recover and enforce our defaulted consumer receivables regardless of any act or omission on our part. Some laws and regulations applicable to credit card issuers may preclude us from collecting on defaulted consumer receivables we purchase if the credit card issuer previously failed to comply with applicable law in generating or servicing those receivables. Collection laws and regulations also directly apply to our business. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and collection on consumer credit card receivables. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to collect on our defaulted consumer receivables and may harm our business. In addition, federal and state governmental bodies are considering, and may consider in the future, other legislative proposals that would regulate the collection of our defaulted consumer receivables. Although we cannot predict if or how any future legislation would impact our business, our failure to comply with any current or future laws or regulations applicable to us could limit our ability to collect on our defaulted consumer receivables, which could reduce our profitability and harm our business.

We utilize the interest method of revenue recognition for determining our income recognized on finance receivables, which is based on an analysis of projected cash flows that may prove to be less than anticipated and could lead to reductions in future revenues or impairment charges

      We utilize the interest method to determine income recognized on finance receivables. Under this method, static pools of receivables we acquire are modeled upon their projected cash flows. A yield is then established which, when applied to the unamortized purchase price of the receivables, results in the recognition of income at a constant yield relative to the remaining balance in the pool of defaulted consumer receivables. Each static pool is analyzed monthly to assess the actual performance compared to that expected by the model. If the accuracy of the modeling process deteriorates or there is a decline in anticipated cash flows, we would suffer reductions in future revenues or a decline in the carrying value of our receivables portfolios or impairment charges, which in any case would result in lower earnings in future periods and could negatively impact our stock price.

We may be required to incur impairment charges as a result of the application of new American Institute of Certified Public Accountants Statement of Position 03-03

      In October 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-03, “Accounting for Loans or Certain Securities Acquired in a Transfer.” The SOP proposes guidance on accounting for differences between contractual and expected cash flows from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP would limit the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio’s initial cost of accounts receivable acquired. The SOP would require that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. The SOP would freeze the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, effective January 1, 2005, the carrying value of a portfolio would be written down to maintain the then-current IRR. The SOP also amends Practice Bulletin 6 in a similar manner and applies to all loans acquired prior to January 1, 2005. Increases in expected future cash flows would be recognized prospectively through an upward adjustment of the IRR over a portfolio’s remaining life. Any increased yield then becomes the new benchmark for impairment testing. The SOP provides that previously issued annual financial statements would not need to be restated. Historically, as we have applied the guidance of AICPA Practice Bulletin 6, we have moved yields upward and downward as appropriate under that guidance. However, since the new SOP guidance does not permit yields to be lowered, under either the revised Practice Bulletin 6 or SOP 03-03, it will increase the probability of us having to incur impairment charges in the future, which could reduce our profitability and negatively impact our stock price.

Risks Related to this Offering and Our Capital Structure

The sale of a substantial number of our shares of common stock in the public market could adversely affect the market price of our shares, which in turn could negatively impact your investment in us

      Future sales of substantial amounts of our shares of common stock in the public market (or the perception that such sales may occur) could adversely affect market prices of our common stock prevailing from time to time and could impair our ability to raise capital through future sales of our common stock. We have, and upon completion of this offering will continue to have, 15,483,732 shares of common stock issued and outstanding. The 1,700,000 shares being sold in this offering, plus any shares sold upon the exercise of the underwriters’ over-allotment option, will be freely tradeable without restriction under the Securities Act of 1933, unless purchased by our affiliates. In connection with our initial public offering and our 2003 secondary offering, 8,510,000 shares of our common stock were registered and are freely tradeable.

      Subject to certain exceptions described under the caption “Underwriting,” we and all of our directors and executive officers and certain of our stockholders who in the aggregate have the right of disposition for 4,008,349 shares of common stock (as of September 30, 2004 but giving effect to this offering) have agreed not to offer, sell or agree to sell, directly or indirectly, any shares of common stock (with certain limited exceptions for sales under existing Rule 10b5-1 programs) without the permission of William Blair & Company, L.L.C. for a period of 90 days from the date of this prospectus. When this period expires we and our locked-up stockholders will be able to sell our shares in the public market, subject to the terms and provisions of Rule 144. Sales of a substantial number of such shares upon expiration, or early release, of the lock-up (or the perception that such sales may occur) could cause our share price to fall.

      The selling stockholders in this offering, AG Funds, L.P. and PRA Investments, L.L.C., will continue to own a significant number of shares of our common stock after this offering. Following the conclusion of the lock-up period, they may, in their sole discretion, distribute the shares of our common stock owned by them to their limited partners and members. If the distribution is made and the limited partners and members sell a substantial number of such shares, our share price may fall.

We incur increased costs as a result of recently enacted and proposed changes in laws and regulations

      Recently enacted and proposed changes in the laws and regulations affecting public companies, including the provisions of the Sarbanes-Oxley Act of 2002 and rules proposed by the SEC and by the Nasdaq Stock Market, have resulted in increased costs to us as we evaluate the implications of any new rules and respond to and implement their requirements. The new rules could make it more difficult or more costly for us to obtain certain types of insurance, including director and officer liability insurance, and we may be forced to accept reduced policy limits and coverage or incur substantially higher costs to obtain the same or similar coverage. The impact of these events could also make it more difficult for us to attract and retain qualified persons to serve on our board of directors, our board committees or as executive officers. We are presently evaluating and monitoring developments with respect to new and proposed rules and cannot predict or estimate the amount of the additional costs we will incur or the timing of such costs.

The impact on us of Section 404 of the Sarbanes-Oxley Act of 2002 relating to financial controls is unclear at this time

      As directed by Section 404 of the Sarbanes-Oxley Act of 2002, the SEC adopted rules requiring public companies to include a report of management on the company’s internal control over financial reporting in their annual reports on Form 10-K. This report is required to contain an assessment by management of the effectiveness of such company’s internal controls over financial reporting. In addition, the public accounting firm auditing a public company’s financial statements must attest to and report on management’s assessment of the effectiveness of the company’s internal controls over financial reporting. As is the case with many public companies, at this time the impact of Section 404 on us is unclear. If we are unable to comply with the requirements of Section 404 in a timely manner, it could result in an adverse reaction in the financial markets due to a loss of confidence in the reliability of our internal controls over financial reporting, which could cause the market price of our common stock to decline and make it more difficult for us to finance our operations.

The market price of our shares of common stock could fluctuate significantly

      Wide fluctuations in the trading price or volume of our shares of common stock could be caused by many factors, including factors relating to our company or to investor perception of our company (including changes in financial estimates and recommendations by research analysts), but also factors relating to (or relating to investor perception of) the accounts receivable management industry or the economy in general.

Our certificate of incorporation, by-laws and Delaware law contain provisions that may prevent or delay a change of control or that may otherwise be in the best interest of our stockholders

      Our certificate of incorporation and by-laws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our common stock by discouraging third-party investors from purchasing our common stock. In particular, our certificate of incorporation and by-laws include provisions that:

•	classify our board of directors into three groups, each of which, after an initial transition period, will serve for staggered three-year terms;

•	permit a majority of the stockholders to remove our directors only for cause;

•	permit our directors, and not our stockholders, to fill vacancies on our board of directors;

•	require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting;

•	permit a special meeting of our stockholders be called only by approval of a majority of the directors, the chairman of the board of directors, the chief executive officer, the president or the written request of holders owning at least 30% of our common stock;

•	permit our board of directors to issue, without approval of our stockholders, preferred stock with such terms as our board of directors may determine;

•	permit the authorized number of directors to be changed only by a resolution of the board of directors; and

•	require the vote of the holders of a majority of our voting shares for stockholder amendments to our by-laws.

      In addition, we are subject to Section 203 of the Delaware General Corporation Law which provides certain restrictions on business combinations between us and any party acquiring a 15% or greater interest in our voting stock other than in a transaction approved by our board of directors and, in certain cases, by our stockholders. These provisions of our certificate of incorporation and by-laws and Delaware law could delay or prevent a change in control, even if our stockholders support such proposals. Moreover, these provisions could diminish the opportunities for stockholders to participate in certain tender offers, including tender offers at prices above the then-current market value of our common stock, and may also inhibit increases in the trading price of our common stock that could result from takeover attempts or speculation.

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

      This prospectus contains certain forward-looking statements. When used in this prospectus, statements which are not historical in nature, including the words “anticipate,” “estimate,” “should,” “expect,” “believe,” “intend” and similar expressions are intended to identify forward-looking statements. Forward-looking statements also include statements containing a projection of revenues, earnings or losses, capital expenditures, dividends, capital structure or other financial terms.

      The forward-looking statements in this prospectus are based upon our management’s beliefs, assumptions and expectations of our future operations and economic performance, taking into account currently available information. These statements are not statements of historical fact. Forward-looking statements involve risks and uncertainties, some of which are not currently known to us, that may cause our actual results, performance or financial condition to be materially different from the expectations of future results, performance or financial condition we express or imply in any forward-looking statements. Some of the important factors that could cause our actual results, performance or financial condition to differ materially from expectations are:

•	our ability to purchase defaulted consumer receivables at appropriate prices;

•	changes in the business practices of credit originators in terms of selling defaulted consumer receivables or outsourcing defaulted consumer receivables to third-party contingent fee collection agencies;

•	changes in government regulations that affect our ability to collect sufficient amounts on our acquired or serviced receivables;

•	our ability to employ and retain qualified employees, especially collection personnel;

•	changes in the credit or capital markets, which affect our ability to borrow money or raise capital to purchase or service defaulted consumer receivables;

•	the degree and nature of our competition;

•	our ability to comply with the provisions of the Sarbanes-Oxley Act of 2002;

•	our ability to successfully integrate the IGS acquisition into our business operations;

•	the sufficiency of our funds generated from operations, existing cash and available borrowings to finance our current operations; and

•	the other factors referenced in this prospectus, without limitation, under the section entitled “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and “Business.”

USE OF PROCEEDS

      All shares of our common stock offered by this prospectus are being offered for sale by the selling stockholders. We will not receive any portion of the net proceeds of this offering and we will not bear any of the expenses of this offering.

PRICE RANGE OF COMMON STOCK

      Our common stock is quoted on the Nasdaq National Market under the symbol “PRAA.” Public trading of our common stock commenced on November 8, 2002. Prior to that time there was no public trading market for our common stock. The following table sets forth the high and low sales prices for our common stock, as reported by the Nasdaq National Market, for the periods indicated.

	High	Low

2002
Quarter ended December 31, 2002	$20.50	$14.75
2003
Quarter ended March 31, 2003	$25.00	$17.76
Quarter ended June 30, 2003	$33.95	$20.40
Quarter ended September 30, 2003	$32.50	$24.30
Quarter ended December 31, 2003	$30.61	$22.55
2004
Quarter ended March 31, 2004	$28.63	$23.89
Quarter ended June 30, 2004	$29.53	$24.06
Quarter ended September 30, 2004	$30.05	$25.16
Quarter ending December 31, 2004 (through November 17, 2004)	$37.13	$29.10

      On November 17, 2004, the last reported sale price of our common stock on the Nasdaq National Market was $36.67 per share.

DIVIDEND POLICY

      Our board of directors sets our dividend policy. We currently intend to retain all available funds and any future earnings for use in the operation and expansion of our business, but we may determine in the future to declare or pay cash dividends on our common stock. Any future determination as to the declaration and payment of dividends will be at the discretion of our board of directors and will depend on then existing conditions, including our financial condition, results of operations, contractual restrictions, capital requirements, business prospects and other factors that our board of directors considers relevant.

CERTAIN SELECTED CONSOLIDATED FINANCIAL DATA

      The following selected consolidated financial data for the years ended December 31, 2001, 2002 and 2003 and as of December 31, 2002 and 2003 have been derived from our consolidated financial statements, included elsewhere in this prospectus, which have been audited. The following selected financial data for the years ended December 31, 1999 and 2000 and for the years then ended have been derived from our audited consolidated financial statements, not included in this prospectus.

      The following selected consolidated financial data for the nine months ended September 30, 2003 and 2004 have been derived from our unaudited consolidated financial statements, included elsewhere in this prospectus. These financial statements include all adjustments, consisting only of normal recurring adjustments, which we consider necessary for a fair statement of our financial position and results of operations for these periods.

      Operating results for the nine months ended September 30, 2004 are not necessarily indicative of results that may be expected for the year ending December 31, 2004.

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

(Amounts in thousands, except per share data)						(Unaudited)
STATEMENT OF OPERATIONS DATA:
Revenue:
Income recognized on finance receivables	$11,746	$18,991	$31,221	$53,803	$81,796	$59,625	$77,867
Commissions	—	—	214	1,944	3,131	2,267	3,827
Net gain on cash sales of defaulted consumer receivables	322	343	901	100	—	—	—

Total revenue	12,068	19,334	32,336	55,847	84,927	61,892	81,694

Operating expenses:
Compensation and employee services	6,119	9,883	15,644	21,701	28,987	21,441	26,903
Outside legal and other fees and services	1,493	2,583	3,627	8,093	14,147	9,980	15,039
Communications	553	871	1,645	1,915	2,772	2,003	2,658
Rent and occupancy	335	603	712	799	1,189	872	1,297
Other operating expenses	498	652	1,265	1,436	1,932	1,322	2,028
Depreciation	369	437	677	940	1,445	1,055	1,398

Total operating expenses	9,367	15,029	23,570	34,884	50,472	36,673	49,323

Income from operations	2,701	4,305	8,766	20,963	34,455	25,219	32,371
Loss on extinguishment of debt	—	—	(424)	—	—	—	—
Net interest expenses	876	1,765	2,716	2,425	542	214	101

Income before income taxes	1,825	2,540	5,626	18,538	33,913	25,005	32,270
Provision for income taxes	—	—	—	1,473	13,199	9,733	12,534

Net income(1)	$1,825	$2,540	$5,626	$17,065	$20,714	$15,272	$19,736

Pro forma income taxes(2)	$697	$901	$2,100	$5,694

Pro forma net income(2)	$1,128	$1,639	$3,526	$11,371

Pro forma net income per share(3)
Basic	$0.11	$0.16	$0.35	$1.08	$1.42	$1.07	$1.29
Diluted	$0.11	$0.14	$0.31	$0.94	$1.32	$0.94	$1.25
Pro forma weighted average shares(3)
Basic	10,000	10,000	10,000	10,529	14,546	14,312	15,323
Diluted	10,000	11,366	11,458	12,066	15,712	15,698	15,794

	Year Ended December 31,					As of September 30, 2004

	1999	2000	2001	2002	2003	Actual(4)
(Dollars in thousands)
FINANCIAL POSITION DATA:
Cash and cash equivalents	$1,456	$3,191	$4,780	$17,939	$24,912	$56,765
Finance receivables, net	28,139	41,124	47,987	65,526	92,569	95,312
Total assets	31,495	47,188	57,108	88,288	126,394	158,937
Long term debt	—	532	568	966	1,657	2,050
Total debt, including capital lease obligations	10,372	23,300	26,771	1,465	2,208	2,677
Total stockholders’ equity	20,313	22,705	27,752	80,608	119,148	140,088

						Nine Months Ended
	Year Ended December 31,					September 30,

	1999	2000	2001	2002	2003	2003	2004

(Dollars in thousands)
OPERATING AND OTHER FINANCIAL DATA:
Cash collections and commissions (5)	$17,362	$30,733	$53,362	$81,198	$120,183	$88,431	$116,577
Operating expenses to cash collections and commissions	54%	49%	44%	43%	42%	41%	42%
Acquisitions of finance receivables, at cost	$19,417	$24,663	$33,381	$42,382	$61,815	$50,310	$38,713
Acquisitions of finance receivables, at face value	$479,778	$1,004,114	$1,592,353	$1,966,296	$2,229,682	$1,853,103	$2,666,402
Employees at period end:
Total employees	246	370	501	581	798	747	891
Ratio of collection personnel to total employees(6)	86%	89%	90%	88%	90%	90%	89%

(1)	At the time of our initial public offering, which commenced on November 8, 2002, we changed our legal structure from a limited liability company to a corporation. As a limited liability company we were not subject to Federal or state corporate income taxes. Therefore, net income does not give effect to taxes for all periods prior to our initial public offering.

(2)	For comparison purposes, for periods prior to 2003 we have presented pro forma net income, which reflects income taxes assuming we had been a corporation since the time of our formation and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expenses in such years. The pro forma income taxes and pro forma net income information are unaudited. We believe that pro forma net income for periods prior to 2003 may be compared to net income for the 2003 and 2004 periods.

(3)	For periods prior to 2003, pro forma net income per share and pro forma weighted average shares assumes the Company had reorganized as a corporation since the beginning of the period presented. The pro forma net income per share and pro forma weighted average shares information are unaudited. For the 2003 and 2004 periods, pro forma net income per share and pro forma weighted average shares are the actual net income per share and weighted average shares for the period presented.

(4)	We are not issuing any shares in this offering and are not incurring any offering-related expenses. As such, our financial position data is not impacted by this offering.

(5)	Includes both cash collected on finance receivables and commission fee received during the relevant period.

(6)	Includes all collectors and all first-line collection supervisors.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF

FINANCIAL CONDITION AND RESULTS OF OPERATIONS

      The following discussion should be read in conjunction with the consolidated financial statements and accompanying notes, which appear elsewhere in this prospectus. It contains forward-looking statements that involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of various factors, including those discussed below and elsewhere in this prospectus, particularly under the heading “Risk Factors.”

Overview

      We are a full-service provider of outsourced receivables management and related services. We purchase, collect and manage portfolios of defaulted consumer receivables and provide collateral location services for credit originators. Defaulted consumer receivables are the unpaid obligations of individuals to credit originators, including banks, credit unions, consumer and auto finance companies, retail merchants and other service providers. We believe that the strengths of our business are our sophisticated approach to portfolio pricing, our emphasis on developing and retaining our collection personnel, our sophisticated collection systems and procedures, and our relationships with many of the largest consumer lenders in the United States. The defaulted consumer receivables we collect are in substantially all cases either purchased from the credit originator or are collected on behalf of debt owners on a commission fee basis. On October 1, 2004, we acquired the assets of IGS, which specializes in the location of collateral, securing primarily automobile loans, and either negotiates payment arrangements or coordinates the recovery of the asset. We believe that this acquisition is highly complementary to our collection activities and broadens the services we can offer to our clients.

Cash Collections

      A key driver to our performance and one of the primary metrics monitored by management is the collection of cash on our owned portfolios of defaulted consumer receivables. We collect cash daily from the 488 portfolios we have purchased through September 30, 2004. This measurement and focus on cash is important because it is the collection of cash that drives our business operations. When we analyze a portfolio for purchase, we model cash collections and cash expenses in order to understand our investment return on the portfolio. Likewise, when we analyze an existing portfolio’s investment performance, we compare cash collections to our original cash expectations. Additionally, the level of cash collections is input back into our proprietary models used to help determine pricing in acquiring future portfolios of defaulted consumer receivables. Excluding the impact of proceeds from occasional portfolio sales, we have increased cash collections on our owned portfolios of defaulted consumer receivables every quarter since our formation. In addition, cash collections have exceeded revenue every quarter since our formation. In certain circumstances, it is possible for revenue to exceed cash collections. The specific accounting methodology is described later under the caption “Accounting for Income Recognized on Finance Receivables.”

Sources of Revenue

Income Recognized on Finance Receivables

      Our primary source of revenue is derived from cash collections on our owned defaulted consumer receivables. Because we purchase portfolios of defaulted consumer receivables that have been charged-off by credit originators, we are able to acquire the portfolios at a substantial discount to face value. Through September 30, 2004, we acquired 488 portfolios with a face value of $10.4 billion for $243.3 million, or 2.33% of face value. We seek to collect 2.5 to 3.0 times the amount paid for a portfolio, as measured over a five to seven year period. The specific accounting methodology utilized for income recognition is described under the caption “Accounting for Income Recognized on Finance Receivables.”

Commissions

      We receive commission revenue for collections we make on behalf of clients, which may be credit originators or other owners of defaulted consumer receivables. These portfolios are still owned by the clients; however, the collection effort is outsourced to us under a commission fee arrangement based on the amount we collect. Most clients will place receivables with us for a specified time frame, generally four to six months, or as long as nine months or more if there have been previous collection efforts on the receivables. The commission fee varies; however, we have historically earned fees of 25% to 60% of collections received, based primarily on the extent of prior collection efforts and age of the receivables. Revenue is recognized at the time funds are received from debtors. A loss reserve or allowance account will be created if there is doubt that fees billed to the client for services rendered will be paid. In addition to our historical contingent fee business as described above, revenues from our new IGS business will be accounted for as commission revenue.

Net Gain on Cash Sales of Defaulted Consumer Receivables

      We also from time to time sell previously acquired defaulted consumer receivables to third parties, retaining no claims to any of the subsequent collections. When we sell receivables prior to attempting any collection efforts, we record a gain or loss on sale by comparing the price paid for the receivables to the price received from the purchaser. If we sell certain receivables out of a portfolio that we have attempted to collect upon and have received collections, then we must determine the basis of the sold receivables. This is accomplished by using our statistical models or using the pro rata share of the face amount sold to the current carrying value of the portfolio, whichever is deemed to be more accurate.

Accounting for Income Recognized on Finance Receivables

      Income recognized on finance receivables equals the excess of the cash collected from portfolios over the cash paid for the portfolios over their life span. For example, if a portfolio is projected to have collections over its life span equal to 3.0 times its cost or purchase price, and if the projections prove to be precisely accurate, then over the life span of the portfolio, revenue will be recognized equal to two-thirds of collections. Thus, if collections are $3.0 million and cost is $1.0 million, $2.0 million of revenues will be recognized over the portfolio’s life span. As described below, if collections for a portfolio deviate either below or above the projections, then adjustments to revenue are made to reflect the deviation. These adjustments are made to ensure that revenues accurately reflect ongoing collection results and to ensure that, over the life span of a portfolio, revenues plus cost or purchase price will be equal to collections.

      We account for our investments in our finance receivables using the interest method under the guidance of AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools of relatively homogenous defaulted consumer receivables are established as portfolios of receivables are acquired. A separate pool is established for each purchased pool of defaulted consumer receivables. Once a static pool is established, the defaulted consumer receivables in the static pool are not changed. Each static pool is initially recorded at cost, and is accounted for as a single unit for the recognition of income, principal payments and impairment. Income on finance receivables is accrued monthly based on each static pool’s effective yield. The yield is estimated based on the timing and the amount of anticipated future cash flows using our proprietary models. Monthly cash flows greater than the monthly interest accrual will reduce the carrying value of the static pool, resulting in cash collections exceeding revenue. Likewise, monthly cash flows that are less than the monthly interest accrual will accrete the carrying balance of the static pool, resulting in revenue exceeding cash collections.

      Each static pool is reviewed on a monthly basis and compared to our proprietary models to ensure complete amortization of the carrying value at the end of each static pool’s life to the extent practicable. This is accomplished by evaluating the future cash flow and effective yield of each static pool. To the extent that cash collections have been lower than expected and or future cash collections are projected to be lower than expected, the effective yield will be prospectively reduced to accommodate the lower expectations and ensure complete amortization of the carrying value. Conversely, if past and or future cash collections exceed expectations, and are both probable and estimable, the effective yield will be prospectively increased. Integral to this process is the measurement of impairment. On a monthly basis, we compare the carrying value of each static pool to its fair value. Fair value is the net present value of expected future cash flows discounted at the current effective yield of the static pool. If the carrying value exceeds the fair value, a valuation allowance would be recognized in the amount of the impairment.

Operating Expenses

Compensation and Employee Services

      Compensation and employee services are our primary expenses and include costs related to our collection work force, management and administration. Specifically, compensation includes salary expense, wages, incentive compensation, bonuses and equity-based compensation and any expenditures on employee-related health and retirement programs.

Outside Legal and Other Fees and Services

      In our ordinary course of business we use a significant amount of outside professional services primarily related to our collection efforts. For accounts that we seek to collect by initiating legal action, we use independent law firms to pursue our legal rights to attempt repayment. Legal fees primarily include contingent legal fees paid to independent attorneys and legal collections costs. While some portion of legal collection costs may be collected from consumers by initiating legal action, we have chosen to expense all costs associated with legal collections and only will recognize these future cash receipts when they are actually collected. Other fees include contingent agency expenses, credit bureau expenses and any external account scoring or analysis. In addition, we incur accounting related expenses related primarily to our annual audits.

Communications

      Communications expense primarily includes telephone-related costs and postage expense. We operate three call centers that use sophisticated telephone equipment and advanced predictive dialing technology. We make a substantial number of calls on a monthly basis (more than 850,000 for the month of September 2004), primarily long-distance, to perform our collection efforts. Additionally, all three sites are interconnected with high-speed data lines. As such, we incur significant telephone related expenses each month. We also attempt to reach consumers through several mailings, for which we incur postage and supplies expenses. We outsource the vast majority of our mailing activities and accordingly incur costs for that service.

Rent and Occupancy

      Rent and occupancy expenses primarily include rent, utilities and property taxes. We own our Hutchinson, Kansas facility and incur expenses related to utilities, property taxes and maintenance. We lease our headquarters in Norfolk, Virginia, which includes two adjacent buildings, and own an adjacent parking lot and pay rent, utilities, property taxes and other miscellaneous expenses. We also lease space in Hampton, Virginia and, giving effect to the IGS acquisition, Las Vegas, Nevada.

Other Operating Expenses

      Other operating expenses include costs such as travel and entertainment, advertising and marketing, dues and subscriptions, insurance, various taxes and licenses, general insurance, education and training and hiring expenses.

Depreciation

      We incur depreciation expenses for costs related to our owned properties in Kansas and Virginia, our computers and information systems, our software and our furniture and fixtures.

Results of Operations

      The following table sets forth certain operating data as a percentage of total revenue for the periods indicated:

				Nine Months
				Ended
	Year Ended December 31,			September 30,

	2001	2002	2003	2003	2004

Revenue:
Income recognized on finance receivables	96.6%	96.3%	96.3%	96.3%	95.3%
Commissions	0.7	3.5	3.7	3.7	4.7
Net gain on cash sales of defaulted consumer receivables	2.7	0.2	0.0	—	—

Total revenue	100.0	100.0	100.0	100.0	100.0
Operating expenses:
Compensation and employee services	48.4	38.9	34.1	34.6	32.9
Outside legal and other fees and services	11.2	14.5	16.7	16.1	18.4
Communications	5.1	3.4	3.3	3.2	3.3
Rent and occupancy	2.2	1.4	1.4	1.4	1.6
Other operating expenses	3.9	2.6	2.3	2.2	2.5
Depreciation	2.1	1.7	1.7	1.7	1.7

Total operating expenses	72.9	62.5	59.4	59.2	60.4

Income from operations	27.1	37.5	40.6	40.8	39.6
Interest income	0.2	0.0	0.1	0.0	0.1
Loss on extinguishment of debt	(1.3)	0.0	0.0	—	—
Interest expense	(8.6)	(4.4)	(0.7)	(0.4)	(0.3)

Income before income taxes	17.4	33.2	39.9	40.4	39.4
Provision for income taxes	0.0	2.6	15.5	15.7	15.3

Net income	17.4%	30.6%	24.4%	24.7%	24.1%

Pro forma income taxes	6.5	10.2

Pro forma net income(1)	10.9%	20.4%

(1)	During fiscal 2001 and most of 2002 our legal structure was a limited liability company. As a limited liability company we were not subject to federal or state corporate income taxes. For comparison purposes, pro forma net income is presented, which reflects income taxes assuming we had been a corporation since the time of our formation and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expense in such years.

Nine Months Ended September 30, 2004 Compared To Nine Months Ended September 30, 2003

Revenue

      Total revenue was $81.7 million for the nine months ended September 30, 2004, an increase of $19.8 million or 32.0% compared to total revenue of $61.9 million for the nine months ended September 30, 2003.

Income Recognized on Finance Receivables

      Income recognized on finance receivables was $77.9 million for the nine months ended September 30, 2004, an increase of $18.3 million or 30.7% compared to income recognized on finance receivables of

$59.6 million for the nine months ended September 30, 2003. The majority of the increase was due to an increase in our cash collections on our owned defaulted consumer receivables to $112.8 million from $86.2 million, an increase of 30.9%. Our amortization rate on owned portfolio for the nine months ended September 30, 2004 was 30.9% while for the nine months ended September 30, 2003 it was 30.8%. During the nine months ended September 30, 2004, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $2.67 billion at a cost of $38.7 million. During the nine months ended September 30, 2003, we acquired defaulted consumer receivable portfolios with an aggregate face value of $1.85 billion at a cost of $50.3 million. Our relative cost basis of acquiring defaulted consumer receivable portfolios decreased from 2.71% of face value for the nine months ended September 30, 2003 to 1.45% of face value for the nine months ended September 30, 2004. In any period, we acquire defaulted consumer receivables that can vary dramatically in their age, type and ultimate collectibility. We may pay significantly different purchase rates for purchased receivables within any period as a result of this quality fluctuation. As a result, the average purchase rate paid for any given period can fluctuate dramatically based on our particular buying activity in that period. During the nine months ended September 30, 2004, we bought a higher concentration of older, lower priced portfolios, which resulted in a lower purchase price when compared to the nine months ended September 30, 2003. However, regardless of the average purchase price, we intend to target a similar internal rate of return in pricing its portfolio acquisitions; therefore, the absolute rate paid is not necessarily relevant to estimated profitability of a period’s buying.

Commissions

      Commissions were $3.8 million for the nine months ended September 30, 2004, an increase of $1.5 million or 65.2% compared to commissions of $2.3 million for the nine months ended September 30, 2003. Commissions increased as a result of a growing inventory of accounts.

Operating Expenses

      Total operating expenses were $49.3 million for the nine months ended September 30, 2004, an increase of $12.6 million or 34.3% compared to total operating expenses of $36.7 million for the nine months ended September 30, 2003. Total operating expenses, including compensation and employee services expenses, were 42.3% of cash receipts excluding sales for the nine months ended September 30, 2004 compared to 41.5% for the same period in 2003.

Compensation and Employee Services

      Compensation and employee services expenses were $26.9 million for the nine months ended September 30, 2004, an increase of $5.5 million or 25.7% compared to compensation and employee services expenses of $21.4 million for the nine months ended September 30, 2003. Compensation and employee services expenses increased as total employees grew to 891 at September 30, 2004 from 747 at September 30, 2003. Compensation and employee services expenses as a percentage of cash receipts excluding sales decreased to 23.0% for the nine months ended September 30, 2004 from 24.2% of cash receipts excluding sales for the same period in 2003.

Outside Legal and Other Fees and Services

      Outside legal and other fees and services expenses were $15.0 million for the nine months ended September 30, 2004, an increase of $5.0 million or 50.0% compared to outside legal and other fees and services expenses of $10.0 million for the nine months ended September 30, 2003. Approximately $3.9 million of the increase was attributable to the increased cash collections resulting from the increased number of accounts referred to independent contingent fee attorneys. This increase is consistent with the growth we experienced in our portfolio of defaulted consumer receivables and a portfolio management strategy shift implemented in mid-2002. This strategy resulted in us referring to the legal suit process previously unsuccessfully liquidated accounts that have an identified means of repayment but that are nearing their legal statute of limitations. Legal cash collections represented 28.3% of total cash collections for the nine months ended September 30, 2004, compared to 24.7% for the nine months ended

September 30, 2003. Total legal expenses for the nine months ended September 30, 2004 were 34.8% of legal cash collections compared to 35.7% for the nine months ended September 30, 2003. Legal fees and costs increased from $7.6 million for the nine months ended September 30, 2003 to $11.5 million, or an increase of 51.3%, for the nine months ended September 30, 2004. In addition, $531,000 was expensed during the nine months ended September 30, 2004 related to the capitalization of fees paid to third parties for address correction and other customer data associated with the acquisition of portfolios purchased over the past 5 years. As a result of a review of our accounting, we determined these capitalized acquisition fees should be expensed.

Communications

      Communications expenses were $2.7 million for the nine months ended September 30, 2004, an increase of $700,000 or 35.0% compared to communications expenses of $2.0 million for the nine months ended September 30, 2003. The increase was attributable to growth in mailings and higher telephone expenses incurred to collect on a greater number of defaulted consumer receivables owned and serviced. Mailings were responsible for 83.1% of this increase, while the remaining 16.9% was attributable to higher telephone expenses.

Rent and Occupancy

      Rent and occupancy expenses were $1.3 million for the nine months ended September 30, 2004, an increase of $430,000 or 49.4% compared to rent and occupancy expenses of $870,000 for the nine months ended September 30, 2003. The increase was attributable to increased leased space due to the opening of a call center in Hampton, Virginia in March 2003 and at our new Norfolk, Virginia location which opened in January 2004. The new Hampton call center accounted for $59,000 of the increase and the new Norfolk location accounted for $329,000 of the increase. The remaining increase was attributable to increased utility charges resulting from the increased space in Norfolk and Hampton.

Other Operating Expenses

      Other operating expenses were $2.0 million for the nine months ended September 30, 2004, an increase of $700,000 or 53.8% compared to other operating expenses of $1.3 million for the nine months ended September 30, 2003. The increase was due to changes in taxes, fees and licenses, repairs and maintenance, insurance and miscellaneous expenses. Taxes, fees and licenses increased by $160,000, repairs and maintenance expenses increased by $79,000, insurance expenses increased by $405,000 and miscellaneous expenses increased by $56,000.

Depreciation

      Depreciation expenses were $1.4 million for the nine months ended September 30, 2004, an increase of $300,000 or 27.3% compared to depreciation expenses of $1.1 million for the nine months ended September 30, 2003. The increase was attributable to continued capital expenditures on equipment, software and computers related to the Company’s growth and systems upgrades.

Interest Income

      Interest income was $106,000 for the nine months ended September 30, 2004, an increase of $77,000 compared to interest income of $29,000 for the nine months ended September 30, 2003. These amounts are the result of investing in tax-exempt auction rate certificates in 2004 and 2003.

Interest Expense

      Interest expense was $206,000 for the nine months ended September 30, 2004, a decrease of $37,000 or 15.2% compared to interest expense of $243,000 for the nine months ended September 30, 2003. The decrease is due to a lower unused line fee under the new revolving credit arrangement.

Year Ended December 31, 2003 Compared to Year Ended December 31, 2002

Revenue

      Total revenue was $84.9 million for the year ended December 31, 2003, an increase of $29.1 million or 52.2% compared to total revenue of $55.8 million for the year ended December 31, 2002.

Income Recognized on Finance Receivables

      Income recognized on finance receivables was $81.8 million for the year ended December 31, 2003, an increase of $28.0 million or 52.0% compared to income recognized on finance receivables of $53.8 million for the year ended December 31, 2002. The majority of the increase was due to an increase in our cash collections on our owned defaulted consumer receivables to $117.1 million from $79.3 million, an increase of 47.7%. Our amortization rate on owned portfolios for the year ended December 31, 2003 was 30.1% while for the year ended December 31, 2002 it was 32.1%. During the year ended December 31, 2003, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $2.2 billion at an original purchase price of $61.8 million. During the year ended December 31, 2002, we acquired defaulted consumer receivable portfolios with an aggregate face value of $2.0 billion at an original purchase price of $42.4 million. Our relative cost of acquiring defaulted consumer receivable portfolios increased to 2.8% of face value for the year ended December 31, 2003 from 2.2% of face value for the year ended December 31, 2002. As a percentage of total face acquired in 2003, we purchased 2.5% fresh, 24.6% primary, 41.3% secondary, 17.9% tertiary, and 13.7% other, while in 2002 we purchased 7.5% fresh, 13.2% primary, 35.1% secondary, 39.6% tertiary and 4.6% other.

Commissions

      Commissions were $3.1 million for the year ended December 31, 2003, an increase of $1.2 million or 63.2% compared to commissions of $1.9 million for the year ended December 31, 2002. Commissions increased as a result of a growing inventory of accounts.

Net gain on cash sales of defaulted consumer receivables

      Net gain on cash sales of defaulted consumer receivables were $0 for the year ended December 31, 2003, a decrease of $100,000 or 100.0% compared to net gain on cash sales of defaulted consumer receivables of $100,000 for the year ended December 31, 2002, which was derived from one sale in June 2002.

Operating Expenses

      Total operating expenses were $50.5 million for the year ended December 31, 2003, an increase of $15.6 million or 44.7% compared to total operating expenses of $34.9 million for the year ended December 31, 2002. Total operating expenses, including compensation expenses, were 42.0% of cash receipts excluding sales for the year ended December 31, 2003 compared with 43.0% for the same period in 2002.

Compensation and Employee Services

      Compensation and employee services expenses were $29.0 million for the year ended December 31, 2003, an increase of $7.3 million or 33.6% compared to compensation and employee services expenses of $21.7 million for the year ended December 31, 2002. Compensation and employee services expenses increased as total employees grew from 581 at December 31, 2002 to 798 at December 31, 2003. Additionally, existing employees received normal salary increases. Compensation and employee services expenses as a percentage of cash receipts excluding sales decreased to 24.1% for the year ended December 31, 2003 from 26.7% of cash receipts excluding sales for the same period in 2002.

Outside Legal and Other Fees and Services

      Outside legal and other fees and services expenses were $14.1 million for the year ended December 31, 2003, an increase of $6.0 million or 74.1% compared to outside legal and other fees and services expenses of $8.1 million for the year ended December 31, 2002. The increase was attributable to the increased cash collections resulting from the increased number of accounts referred to independent contingent fee attorneys. This increase is consistent with the growth we experienced in its portfolio of defaulted consumer receivables and a portfolio management strategy implemented in mid 2002. This strategy resulted in us referring to the legal suit process more unsuccessfully liquidated accounts that have an identified means of repayment but that are nearing their legal statute of limitations, than had been referred historically. Legal cash collections represented 26.0% of total cash collections for the year ended December 31, 2003, up from 19.5% for the year ended December 31, 2002. Total legal expenses for the year ended December 31, 2003 were 35.7% of legal cash collections compared to 38.4% for the year ended December 31, 2002.

Communications

      Communications expenses were $2.8 million for the year ended December 31, 2003, an increase of $900,000 or 47.4% compared to communications expenses of $1.9 million for the year ended December 31, 2002. The increase was attributable to growth in mailings and higher telephone expenses incurred to collect on a greater number of defaulted consumer receivables owned and serviced. Mailings were responsible for 52.2% of this increase, while the remaining 47.8% was attributable to higher phone charges.

Rent and Occupancy

      Rent and occupancy expenses were $1.2 million for the year ended December 31, 2003, an increase of $401,000 or 50.2% compared to rent and occupancy expenses of $799,000 for the year ended December 31, 2002. The increase was attributable to increased leased space due to the opening of a call center in Hampton, Virginia, a storage facility, an off-site administrative and mail handling site and contractual increases in annual rental rates. The Hampton call center accounted for $293,000 of the increase, the new storage facility accounted for $28,000 of the increase and the administrative/mail site accounted for $19,000 of the increase. The remaining increase was attributable to contractual increases in annual rental rates.

Other Operating Expenses

      Other operating expenses were $1.9 million for the year ended December 31, 2003, an increase of $500,000 or 35.7% compared to other operating expenses of $1.4 million for the year ended December 31, 2002. The increase was due to increases in repairs and maintenance, hiring and insurance. Repairs and maintenance expenses increased by $124,000, hiring expenses increased by $139,000 and insurance expense increased by $257,000, offset by decreases in other expense items of $20,000.

Depreciation

      Depreciation expenses were $1.4 million for the year ended December 31, 2003, an increase of $460,000 or 48.9% compared to depreciation expenses of $940,000 for the year ended December 31, 2002. The increase was attributable to continued capital expenditures on equipment, software, and computers related to our growth and systems upgrades. Of the increase in depreciation expenses, 61.7% is the result of the March 2003 opening of its new Hampton office and an associated $2.0 million in equipment purchases. The remaining increase of 38.3% was the result of system upgrades.

Interest Income

      Interest income was $60,000 for the year ended December 31, 2003, an increase of $38,000 or 172.7% compared to interest income of $22,000 for the year ended December 31, 2002. This increase of investing in short-term municipal instruments during the first half of 2003 versus investments of less than two months in 2002.

Interest Expense

      Interest expense was $600,000 for the year ended December 31, 2003, a decrease of $1.8 million or 75.0% compared to interest expense of $2.4 million for the year ended December 31, 2002. This decreased primarily as a result of the payoff of all outstanding revolving debt with the proceeds from our initial public offering, but also includes a $284,000 charge related to the termination of the Westside Funding facility in the fourth quarter of 2003.

Year Ended December 31, 2002 Compared to Year Ended December 31, 2001

Revenue

      Total revenue was $55.8 million for the year ended December 31, 2002, an increase of $23.5 million or 72.8% compared to total revenue of $32.3 million for the year ended December 31, 2001.

Income Recognized on Finance Receivables

      Income recognized on finance receivables was $53.8 million for the year ended December 31, 2002, an increase of $22.6 million or 72.4% compared to income recognized on finance receivables of $31.2 million for the year ended December 31, 2001. The majority of the increase was due to an increase in our cash collections on our owned defaulted consumer receivables to $79.3 million from $53.1 million, an increase of 49.3%. In the second half of 2001 and continuing throughout 2002, we have experienced an acceleration of the increase in our collector productivity resulting in an acceleration of our performance in cash collections compared to projections. This performance has led to lower amortization rates as our projected multiple of cash collections to purchase price has increased. Our amortization rate on owned portfolios for the year ended December 31, 2001 was 41.2% while for the year ended December 31, 2002 it was 32.1%. During the year ended December 31, 2002, we acquired defaulted consumer receivables portfolios with an aggregate face value amount of $2.0 billion at a cost of $42.4 million. During the year ended December 31, 2001, we acquired defaulted consumer receivable portfolios with an aggregate face value of $1.6 billion at a cost of $33 million (inclusive of purchases subsequently sold). Our relative cost of acquiring defaulted consumer receivable portfolios increased from 2.1% of face value for the year ended December 31, 2001 to 2.2% of face value for the year ended December 31, 2002.

Commissions

      Commissions were $1.9 million for the year ended December 31, 2002, an increase of $1.7 million or 790.7% compared to commissions of $215,000 for the year ended December 31, 2001. Commissions increased as business volume increased substantially in our contingent fee collection business as a result of increased account placements.

Net Gain on Cash Sales of Defaulted Consumer Receivables

      Net gain on cash sales of defaulted consumer receivables were $100,000 for the year ended December 31, 2002, a decrease of $801,000 or 88.9% compared to net gain on cash sales of defaulted consumer receivables of $901,000 for the year ended December 31, 2001. During September 2001, we purchased $4.4 million of defaulted consumer receivables that were immediately sold to a buying entity. A net gain of $369,000 was recognized on this back to back purchase-sale transaction. The remaining change is the result of twelve small sales in 2001 versus one sale in 2002.

Operating Expenses

      Total operating expenses were $34.9 million for the year ended December 31, 2002, an increase of $11.3 million or 47.9% compared to total operating expenses of $23.6 million for the year ended

December 31, 2001. Total operating expenses, including compensation and employee services expenses, were 43.0% of cash collections for the year ended December 31, 2002 compared with 44.4% for the same period in 2001.

Compensation and Employee Services

      Compensation and employee services expenses were $21.7 million for the year ended December 31, 2002, an increase of $6.1 million or 39.1% compared to compensation and employee services expenses of $15.6 million for the year ended December 31, 2001. Compensation and employee services expenses increased as total employees grew from 501 at December 31, 2001 to 581 at December 31, 2002 and existing employees received normal salary increases and increased bonuses. Compensation and employee services expenses as a percentage of cash collections decreased to 27.4% for the year ended December 31, 2002 from 29.3% of cash collections for the same period in 2001, as a result of increasing employee productivity.

Outside Legal and Other Fees and Services

      Outside legal and other fees and services expenses were $8.1 million for the year ended December 31, 2002, an increase of $4.5 million or 125.0% compared to outside legal and other fees and services expenses of $3.6 million for the year ended December 31, 2001. The increase was attributable to the increased cash collections resulting from the increased number of accounts referred to independent contingent fee attorneys. This increase is consistent with the growth we experienced in our portfolio of defaulted consumer receivables, and a portfolio management strategy shift implemented in mid 2002. This strategy resulted in us referring to the legal suit process previously unsuccessfully liquidated accounts that have an identified means of repayment but that are nearing their legal statute of limitations.

Communications

      Communications expenses were $1.9 million for the year ended December 31, 2002, an increase of $270,000 or 18.8% compared to communications expenses of $1.6 million for the year ended December 31, 2001. The increase was attributable to growth in mailings and higher telephone expenses incurred to collect on a greater number of defaulted consumer receivables owned and serviced. Mailings were responsible for 69.4% of this increase, while the remaining 30.6% was attributable to a higher number of phone calls.

Rent and Occupancy

      Rent and occupancy expenses were $799,000 for the year ended December 31, 2002, an increase of $87,000 or 12.2% compared to rent and occupancy expenses of $712,000 for the year ended December 31, 2001. The increase was attributable to increased leased space related to a storage facility, an off-site administrative and mail handling site and contractual increases in annual rental rates. The new storage facility accounted for $7,300 of the increase and the administrative/mail site accounted for $19,000 of the increase. The remaining increase was attributable to contractual increases in annual rental rates.

Other Operating Expenses

      Other operating expenses were $1.4 million for the year ended December 31, 2002, an increase of $171,000 or 13.2% compared to other operating expenses of $1.3 million for the year ended December 31, 2001. The increase was due to increases in taxes, fees and licenses, travel and meals and miscellaneous expenses. Taxes, fees and licenses increased by $81,000, travel and meals increased $94,000 and miscellaneous expenses decreased by $4,000.

Depreciation

      Depreciation expenses were $940,000 for the year ended December 31, 2002, an increase of $263,000 or 38.8% compared to depreciation expenses of $677,000 for the year ended December 31, 2001. The increase was attributable to continued capital expenditures on equipment, software, and computers related to our continued growth.

Interest Income

      Interest income was $22,000 for the year ended December 31, 2002, a decrease of $42,000 or 65.6% compared to interest income of $64,000 for the year ended December 31, 2001. This decrease occurred due to a drop in our yields during the fourth quarter of 2001. As a result of the yield decrease, we terminated the treasury repurchase agreement in favor of earning fee offset credit with our bank.

Interest Expense

      Interest expense was $2.4 million for the year ended December 31, 2002, a decrease of $335,000 or 12.0% compared to interest expense of $2.8 million for the year ended December 31, 2001. This decrease was primarily a result of the payoff of all outstanding revolving debt with the proceeds from our initial public offering.

Unaudited Quarterly Results

      The following table presents certain unaudited quarterly consolidated statements of operations data for the ten quarter period ended September 30, 2004. The information has been derived from our unaudited consolidated financial statements. Our unaudited consolidated financial statements have been prepared on substantially the same basis as the audited consolidated financial statements contained in this prospectus and include all adjustments, consisting only of normal recurring adjustments, which we consider to be necessary to present fairly this information when read in conjunction with the consolidated financial statements and notes appearing elsewhere within this prospectus. The results of operations for any quarter are not necessarily indicative of the results to be expected for any future period.

	Quarter Ended

	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,	Dec. 31,	Mar. 31,	June 30,	Sept. 30,
	2002	2002	2002	2003	2003	2003	2003	2004	2004	2004

(Amounts in thousands, except per share data)
Revenue:
Income recognized on finance receivables	$12,837	$14,704	$15,081	$17,618	$20,618	$21,389	$22,172	$23,908	$26,890	$27,070
Commissions	440	521	607	698	785	784	864	1,357	1,254	1,216
Net gain on cash sales of defaulted consumer receivables	100	—	—	—	—	—	—	—	—	—

Total revenue	13,377	15,225	15,688	18,316	21,403	22,173	23,036	25,265	28,144	28,286

Operating expenses:
Compensation and employee services	5,144	5,508	5,981	6,393	7,679	7,370	7,545	8,537	9,211	9,155
Outside legal and other fees and services	1,951	2,197	2,655	2,817	3,276	3,886	4,168	4,241	5,450	5,348
Communications	479	540	445	634	667	702	769	1,008	811	840
Rent and occupancy	189	209	228	245	310	317	317	429	433	434
Other operating expenses	370	324	436	473	456	393	610	691	689	649
Depreciation	223	242	264	301	371	383	391	448	463	488

Total operating expenses	8,356	9,020	10,009	10,863	12,759	13,051	13,800	15,354	17,057	16,914

Income from operations	5,021	6,205	5,679	7,453	8,644	9,122	9,236	9,911	11,087	11,372
Net interest expenses (income)	589	1,066	244	56	75	84	328	65	43	(8)

Income before income taxes	4,432	5,139	5,435	7,397	8,569	9,038	8,908	9,846	11,044	11,380
Provisions for income taxes	—	—	1,473	2,899	3,324	3,509	3,467	3,835	4,294	4,405

Net income(1)	$4,432	$5,139	$3,962	$4,498	$5,245	$5,529	$5,441	$6,011	$6,750	$6,975

Pro forma income taxes	1,714	1,986	628

Pro forma net income(2)	$2,718	$3,153	$3,334

Pro forma net income per share(3)
Basic	$0.27	$0.32	$0.28	$0.33	$0.37	$0.36	$0.36	$0.39	$0.44	$0.45
Diluted	$0.24	$0.27	$0.24	$0.29	$0.33	$0.35	$0.35	$0.38	$0.43	$0.44
Pro forma weighted average shares(3)
Basic	10,000	10,000	12,063	13,545	14,241	15,149	15,249	15,304	15,322	15,342
Diluted	11,487	11,496	13,796	15,590	15,750	15,751	15,756	15,774	15,776	15,832

(1)	At the time of our initial public offering, which commenced on November 8, 2002, we changed our legal structure from a limited liability company to a corporation. As a limited liability company we were not subject to federal or state corporate income taxes. Therefore, net income does not give effect to taxes for all periods prior to our initial public offering.

(2)	For comparison purposes, for periods prior to 2003 we have presented pro forma net income, which reflects income taxes assuming we had been a corporation since the time of our formation and assuming tax rates equal to the rates that would have been in effect had we been required to report tax expenses in such years. We believe that pro forma net income for periods prior to 2003 may be compared to net income for the 2003 and 2004 periods.

(3)	For periods prior to 2003, pro forma net income per share and pro forma weighted average shares assumes the Company had reorganized as a corporation since the beginning of the period presented. For the 2003 and 2004 periods, pro forma net income per share and pro forma weighted average shares are the actual net income per share and weighted average shares for the period presented.

Supplemental Performance Data

Owned Portfolio Performance:

      The following table shows our portfolio buying activity by year, setting forth, among other things, the purchase price, actual cash collections and estimated remaining cash collections as of September 30, 2004.

($ in thousands)

		Actual Cash	Estimated	Total	Total Estimated
		Collections	Remaining	Estimated	Collections to
Purchase Period	Purchase Price(1)	Including Cash Sales	Collections(2)	Collections(3)	Purchase Price(4)

1996	$3,080	$9,192	$118	$9,309	302%
1997	7,685	22,198	311	22,509	293%
1998	11,089	30,684	746	31,430	283%
1999	18,899	52,273	3,796	56,069	297%
2000	25,015	73,778	11,536	85,315	341%
2001	33,473	95,588	28,521	124,109	371%
2002	42,284	78,399	57,230	135,629	321%
2003	61,529	61,574	98,708	160,282	261%
2004 YTD	39,206	10,289	85,770	96,059	245%

Total	$242,260	$433,975	$286,736	$720,711	297%

(1)	Purchase price refers to the cash paid to a seller to acquire defaulted consumer receivables, plus certain capitalized costs, less the purchase price refunded by the seller due to the return of non-compliant accounts (also defined as buybacks). Non-compliant accounts are those which do not conform to the contractual representations and warranties provided for in the purchase and sale contract between the seller and us. These representations and warranties from the sellers generally cover account holders’ death or bankruptcy and accounts settled or disputed prior to sale. At our request, the seller can replace or repurchase these accounts.

(2)	Estimated remaining collections refer to the sum of all future projected cash collections on our owned portfolios. This estimate is derived from our level yield accounting model.

(3)	Total estimated collections refer to the actual cash collections, including cash sales, plus estimated remaining collections.

(4)	Total estimated collections to purchase price refers to the total estimated collections divided by the purchase price.

      When we acquire a portfolio of defaulted accounts, we generally do so with a forecast of future total estimated collections to purchase price paid of no more than 2.6 times. Only after the portfolio has established probable and estimable performance in excess of that projection will estimated remaining collections be increased. If actual cash collections are less than the original forecast, we move aggressively to lower estimated remaining collections to appropriate levels.

      The following graph shows our purchase price in our owned portfolios by year beginning in 1996 and includes the year to date acquisition amount as of September 30, 2004. This purchase price number represents the cash paid to the seller to acquire defaulted consumer receivables, plus certain capitalized costs, less the purchase price refunded by the seller due to the return of non-compliant accounts.

Portfolio Purchases by Year

      We utilize a long-term approach to collecting our owned pools of receivables. This approach has historically caused us to realize significant cash collections and revenues from purchased pools of finance receivables years after they are originally acquired. As a result, we have in the past been able to reduce our level of current period acquisitions without a corresponding negative current period impact on cash collections and revenue.

      The following table, which excludes any proceeds from cash sales of finance receivables, demonstrates our ability to realize significant multi-year cash collection streams on our owned portfolios as of September 30, 2004:

Cash Collections By Year, By Year of Purchase

($ in thousands)

Cash Collection Period
Purchase	Purchase									2004
Period	Price	1996	1997	1998	1999	2000	2001	2002	2003	YTD	Total

1996	$3,080	$548	$2,484	$1,890	$1,348	$1,025	$730	$496	$398	$212	$9,131
1997	7,685	—	2,507	5,215	4,069	3,347	2,630	1,829	1,324	799	$21,720
1998	11,089	—	—	3,776	6,807	6,398	5,152	3,948	2,797	1,750	$30,628
1999	18,899	—	—	—	5,138	13,069	12,090	9,598	7,336	4,350	$51,581
2000	25,015	—	—	—	—	6,894	19,498	19,478	16,628	10,814	$73,312
2001	33,473	—	—	—	—	—	13,048	28,831	28,003	20,215	$90,097
2002	42,284	—	—	—	—	—	—	15,073	36,258	27,057	$78,388
2003	61,529	—	—	—	—	—	—	—	24,308	37,266	$61,574
2004 YTD	39,206	—	—	—	—	—	—	—	—	10,289	$10,289

Total	$242,260	$548	$4,991	$10,881	$17,362	$30,733	$53,148	$79,253	$117,052	$112,752	$426,720

      When we acquire a new pool of finance receivables, a 60 - 84 month projection of cash collections is created. The following chart shows our historical cash collections (including cash sales of finance receivables) in relation to the aggregate of the total estimated collection projections made at the time of each respective pool purchase, adjusted for buybacks.

Actual Cash Collections and Cash Sales vs. Original Projections

($ in millions)

Owned Portfolio Personnel Performance:

      We measure the productivity of each collector each month, breaking results into groups of similarly tenured collectors. The following three tables display various productivity measures tracked by us.

Collector by Tenure

Collector FTE at:	12/31/00	12/31/01	12/31/02	12/31/03	09/30/03	09/30/04

One year +(1)	109	151	210	241	233	300
Less than one year(2)	180	218	223	338	301	342

Total(2)	289	369	433	579	534	642

(1)	Calculated based on actual employees (collectors) with one year of service or more.

(2)	Calculated using total hours worked by all collectors, including those in training to produce a full time equivalent “FTE”.

Monthly Cash Collections by Tenure(1)

Average performance YTD	12/31/00	12/31/01	12/31/02	12/31/03	09/30/03	09/30/04

One year +(2)	$14,081	$15,205	$16,927	$18,158	$18,425	$17,497
Less than one year(3)	7,482	7,740	8,689	8,303	8,494	9,740

(1)	Cash collection numbers include only accounts assigned to collectors. Significant cash collections do occur on “unassigned” accounts.

(2)	Calculated using average YTD monthly cash collections of all collectors with one year or more of tenure.

(3)	Calculated using weighted average YTD monthly cash collections of all collectors with less than one year of tenure, including those in training.

YTD Cash Collections per Hour Paid(1)

Average performance YTD	12/31/00	12/31/01	12/31/02	12/31/03	09/30/03	09/30/04

Total cash collections	$64.37	$77.20	$96.37	$108.27	$110.77	$117.85
Non-legal cash collections	$53.31	$66.87	$77.72	$80.10	$83.36	$83.32

(1)	Cash collections (assigned and unassigned) divided by total hours paid (including holiday, vacation and sick time) to all collectors (including those in training).

      Cash collections have substantially exceeded revenue in each quarter since our formation. The following chart illustrates the consistent excess of our cash collections on our owned portfolios over the income recognized on finance receivables on a quarterly basis. The difference between cash collections and income recognized is referred to as payments applied to principal. It is also referred to as amortization of purchase price. This amortization is the portion of cash collections that is used to recover the cost of the portfolio investment.

Cash Collections(1) vs. Income Recognized on Finance Receivables

(1)	Includes cash collections on finance receivables only. Excludes commission fees and cash proceeds from sales of defaulted consumer receivables.

Seasonality

      We depend on the ability to collect our owned and serviced defaulted consumer receivables. Collections tend to be higher in the first and second quarters of the year and lower in the third and fourth quarters of the year, due to consumer payment patterns in connection with seasonal employment trends, income tax refunds, and holiday spending habits. Our growth has partially masked the impact of this seasonality.

      The following table shows the changes in finance receivables, including the amounts paid to acquire new portfolios.

				Nine Months	Nine Months
	Year Ended	Year Ended	Year Ended	Ended	Ended
	December 31,	December 31,	December 31,	September 30,	September 30,
	2001	2002	2003	2003	2004

Balance at beginning of period	$41,124,377	$47,986,744	$65,526,235	$65,526,235	$92,568,557
Acquisitions of finance receivables, net of buybacks(1)	33,491,211	42,990,924	62,298,316	50,849,497	37,626,129
Cash collections applied to principal on finance receivables(2)	(21,926,815)	(25,450,833)	(35,255,994)	(26,539,314)	(34,882,955)
Cost of finance receivables sold, net of allowance for returns	(4,702,029)	(600)	—	—	—

Balance at end of period	$47,986,744	$65,526,235	$92,568,557	$89,836,418	$95,311,731

Estimated Remaining Collections (“ERC”)(3)	$117,022,955	$195,669,147	$267,666,689	$269,925,459	$286,735,182

(1)	Agreements to purchase receivables typically include general representations and warranties from the sellers covering account holders’ death or bankruptcy and accounts settled or disputed prior to sale. The seller can replace or repurchase these accounts. We refer to repurchased accounts as buybacks. We also capitalize certain acquisition related costs.

(2)	Cash collections applied to principal (also referred to as amortization) on finance receivables consists of cash collections less income recognized on finance receivables.

(3)	ERC refers to the sum of all future projected cash collections on our owned portfolios. ERC is not a balance sheet item; however, it is provided here for informational purposes.

Liquidity and Capital Resources

      Historically, our primary sources of cash have been cash flows from operations, bank borrowings, and equity offerings. Cash has been used for acquisitions of finance receivables, repayments of bank borrowings, purchases of property and equipment, and working capital to support our growth.

      We believe that funds generated from operations, together with existing cash and available borrowings under our credit agreement will be sufficient to finance our current operations, planned capital expenditure requirements, and internal growth at least through the next twelve months. However, we could require additional debt or equity financing if we were to make any other significant acquisitions requiring cash during that period.

      Cash generated from operations is dependent upon our ability to collect on our defaulted consumer receivables. Many factors, including the economy and our ability to hire and retain qualified collectors and managers, are essential to our ability to generate cash flows. Fluctuations in these factors that cause a negative impact on our Company’s business could have a material impact on our expected future cash flows.

      Our operating activities provided cash of $6.5 million, $21.8 million and $35.1 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $22.6 million and $36.1 million for the nine months ended September 30, 2003 and 2004, respectively. In these periods, cash from operations was generated primarily from net income earned through cash collections and commissions received for the period which increased from $5.6 million for the year ended December 31, 2001 to $17.1 million for the year ended December 31, 2002 to $20.7 million for the year ended December 31, 2003 and from $15.3 million for the nine months ended September 30, 2003 to $19.7 million for the nine months ended September 30, 2004. The change in tax related accounts accounted for $0, $1.5 million and $12.8 million of the increase in operating cash flow for the years ended December 31, 2001, 2002 and 2003, respectively, and $6.9 million and $12.7 million of the increase in operating cash flow for the nine months ended September 30, 2003 and 2004, respectively. The remaining increase was due to changes in other accounts related to our operating activities.

      Our investing activities used cash of $7.2 million, $18.8 million, $29.5 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $26.4 million and $4.7 million during the nine months ended September 30, 2003 and 2004, respectively. Cash used in investing activities is primarily driven by acquisitions of defaulted consumer receivables, net of cash collections applied to principal on finance receivables.

      Our financing activities provided cash of $2.3 million, $10.1 million and $1.4 million for the years ended December 31, 2001, 2002 and 2003, respectively, and $749,000 and $481,000 during the nine months ended September 30, 2003 and 2004, respectively. Cash used in financing activities is primarily driven by payments on long-term debt and capital lease obligations. Cash is provided from debt financing and stock option exercises.

      Cash paid for interest expenses was $2.8 million, $2.7 million and $281,000 for the years ended December 31, 2001, 2002 and 2003, respectively, and $241,000 and $206,000 for the nine months ended September 30, 2003 and 2004, respectively. The interest expenses were paid for capital lease obligations and other long-term debt.

      We maintain a $25.0 million revolving line of credit with RBC Centura Bank pursuant to an agreement entered into on November 28, 2003. The credit facility bears interest at a spread of 2.50% over LIBOR and extends through November 28, 2004. The agreement provides for:

•	restrictions on monthly borrowings are limited to 20% of ERC;

•	a debt coverage ratio of at least 8.0 to 1.0 calculated on a rolling twelve-month average;

•	a debt to tangible net worth ratio of less than 0.40 to 1.00;

•	net income per quarter of at least $1.00, calculated on a consolidated basis; and

•	restrictions on change of control.

      This facility had no amounts outstanding at September 30, 2004.

      As of September 30, 2004 there are five loans outstanding. On July 20, 2000, one of our subsidiaries entered into a credit facility for a $550,000 loan, for the purpose of purchasing a building and land in Hutchinson, Kansas. The loan bears interest at a variable rate based on LIBOR and consists of monthly principal payments for 60 months and a final installment of unpaid principal and accrued interest payable on July 21, 2005. On February 9, 2001, we entered into a commercial loan agreement in the amount of $107,000 in order to purchase equipment for our Norfolk, Virginia location. This loan bears interest at a fixed rate of 7.9% and matures on February 1, 2006. On February 20, 2002, one of our subsidiaries entered into an additional arrangement for a $500,000 commercial loan in order to finance construction of a parking lot at our Norfolk, Virginia location. This loan bears interest at a fixed rate of 6.47% and matures on September 1, 2007. On May 1, 2003, we entered into a commercial loan agreement in the amount of

$975,000 to finance equipment purchases for our Hampton, Virginia location. This loan bears interest at a fixed rate of 4.25% and matures on May 1, 2008. On January 9, 2004, we entered into a commercial loan agreement in the amount of $750,000 to finance equipment purchases at our newly leased Norfolk facility. This loan bears interest at a fixed rate of 4.45% and matures on January 1, 2009. The loans are collateralized by the related asset and require us to maintain net worth greater than $20 million and a cash flow coverage ratio of at least 1.5 to 1.0 calculated as a rolling twelve-month average.

Recent Accounting Pronouncements

      In October 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-03, “Accounting for Loans or Certain Securities Acquired in a Transfer.” The SOP proposes guidance on accounting for differences between contractual and expected cash flows from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP would limit the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio’s initial cost of accounts receivable acquired. The SOP would require that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. The SOP would freeze the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, effective January 1, 2005, the carrying value of a portfolio would be written down to maintain the then-current IRR. The SOP also amends Practice Bulletin 6 in a similar manner and applies to all loans acquired prior to January 1, 2005. Increases in expected future cash flows would be recognized prospectively through an upward adjustment of the IRR over a portfolio’s remaining life. Any increased yield then becomes the new benchmark for impairment testing. The SOP provides that previously issued annual financial statements would not need to be restated. Historically, as we have applied the guidance of AICPA Practice Bulletin 6, we have moved yields upward and downward as appropriate under that guidance. However, since the new SOP guidance does not permit yields to be lowered, under either the revised Practice Bulletin 6 or SOP 03-03, it will increase the probability of us having to incur impairment charges in the future.

      In March 2004, the Financial Accounting Standard Board (“FASB”) issued an Exposure Draft on “Share-Based Payment, an amendment of FASB Statements No. 123 and 95.” This proposed Statement would neither change the accounting in FASB Statement No. 123, “Accounting for Stock-Based Compensation,” for transactions in which an enterprise exchanges its equity instruments for services of parties other than employees nor change the accounting for stock ownership plans, which are subject to AICPA Statement of Position 93-6, “Employer’s Accounting for Employee Stock Ownership Plans.” The FASB intends to reconsider the accounting for those transactions and plan in a later phase of its project on equity-based compensation. In this proposed Statement, the FASB believes that employee services received in exchange for equity instruments give rise to recognizable compensation cost as the services are used in the issuing entity’s operations. In addition, the proposed Statement would require that public companies measure the compensation cost related to employee services received in exchange for equity instruments issued based on the grant-date fair value of those instruments. The FASB will also consider other items such as streamlining volatility assumptions and addressing the fair value measurement models. On October 13, 2004, the FASB delayed the effective date to periods beginning after June 15, 2005, rather than January 1, 2005, as originally proposed. In addition, the FASB recently decided to include in the proposed statement two transition methods: one that provides for prospective treatment and one that provides for retrospective application. The FASB is expected to issue its final standard before December 31, 2004. Our management will continue to assess the potential impact this statement will have on us; however, we have adopted SFAS 123 and currently expense all equity-based compensation in the current period.

Critical Accounting Policy

      We utilize the interest method under guidance provided by AICPA Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans,” to determine income recognized on finance receivables. Under this method, each static pool of receivables it acquires is statistically modeled to determine its projected cash flows. A yield is then established which, when applied to the outstanding balance of the receivables, results in the recognition of income at a constant yield relative to the remaining balance in the pool. Each pool is analyzed monthly to assess the actual performance to that expected by the model. If differences are noted, the yield is adjusted prospectively to reflect the estimate of cash flows. Yields are adjusted both upward and downward based on changes in estimated future cash flows. In the event that cash collections would be inadequate to amortize the carrying balance, an impairment charge would be taken with a corresponding write-off of the receivable balance.

BUSINESS

Overview

      We are a full-service provider of outsourced receivables management and related services. We purchase, collect and manage portfolios of defaulted consumer receivables and provide collateral location services for credit originators. Defaulted consumer receivables are the unpaid obligations of individuals to credit originators, including banks, credit unions, consumer and auto finance companies, retail merchants and other providers of goods and services. We believe that the strengths of our business are our sophisticated approach to portfolio pricing, our emphasis on developing and retaining our collection personnel, our sophisticated collection systems and procedures, and our relationships with many of the largest consumer lenders in the United States. Our proven ability to collect defaulted consumer receivables allows us to offer credit originators a complete outsourced solution to address their defaulted consumer receivables. The defaulted consumer receivables we collect are generally either purchased from sellers of defaulted consumer debt or are collected on behalf of debt owners on a commission fee basis. On October 1, 2004, we acquired the assets of IGS, which specializes in the location of collateral, servicing primarily automobile loans, and either negotiates payment arrangements or coordinates the recovery of the asset. We believe that this acquisition is highly complementary to our collection activities and broadens the services we can offer to our clients. We intend to continue to build our strengths and grow our business through the disciplined approach that has contributed to our success to date.

      We specialize in collecting receivables that have been charged-off by the credit originator. Because the debt owner has unsuccessfully attempted to collect these receivables, we are able to purchase them at a substantial discount to their face value. Through September 30, 2004, we have acquired 488 portfolios with a face value of $10.4 billion for $243.3 million, or 2.33% of face value, representing more than 5.8 million customer accounts. The success of our debt purchasing business depends on our ability to acquire portfolios of defaulted consumer receivables at appropriate valuations and to collect on those receivables effectively and efficiently. To date, we have consistently been able to collect at a rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five to seven year period, which has enabled us to generate increasing profits and positive cash flow.

      We believe we have been capitalized conservatively, operating with low levels of financial leverage and funding most of our recent portfolio acquisitions through cash flow generated from collection activities. We have devoted considerable effort to developing statistical models and databases for pricing portfolio purchases, and we have systems and infrastructure, which allow for detailed reporting and analysis of collection results. We have also been careful to ensure that the growth in our portfolio of defaulted consumer receivables does not outpace our ability to profitably collect on our receivables. We maintain a ratio of collectors to total employees that we believe is significantly higher than many of our competitors.

      We believe that our collectors are critical to the success of our business, as a majority of our collections occur as a result of telephone contact with consumers. We have found that the tenure and productivity of our collectors are directly related. Therefore, we have placed considerable focus on attracting, hiring, training, retaining and motivating our collection workforce. Historically, collectors working on our owned portfolios who have been with us for more than 12 months are 90% more productive than collectors with less tenure. We expect an increase in productivity and profitability as our ratio of collectors with more than 12 months of experience increases over time.

      We have achieved strong financial results since our formation, with cash collections growing from $10.9 million in 1998 to $117.1 million in 2003. Total revenue has grown from $6.8 million in 1998 to $84.9 million in 2003, a compound annual growth rate of 66%. Pro forma net income has grown from $402,000 in 1998 to $20.7 million in 2003, a compound annual growth rate of 120%. For the nine month period ended September 30, 2004, cash collections were $112.8 million, revenue was $81.7 million and net income was $19.7 million, compared to cash collections of $86.2 million, revenue of $61.9 million and net income of $15.3 million for the nine month period ended September 30, 2003. Excluding the impact of proceeds from occasional portfolio sales, cash collections have increased every quarter since our formation, as illustrated by the following chart.

Quarterly Cash Collections(1)

(1)	Includes cash collections on finance receivables only. Excludes commission fees and cash proceeds from sales of defaulted consumer receivables

Corporate History

      We were initially formed as Portfolio Recovery Associates, L.L.C., a Delaware limited liability company in March 1996. Prior to our formation, members of our current management team played key roles in the development of a defaulted consumer receivables acquisition and divestiture operation for Household Recovery Services, a subsidiary of Household International, which is now owned by HSBC. In connection with our initial public offering, all of the membership units of Portfolio Recovery Associates, L.L.C. were exchanged, simultaneously with the effectiveness of our registration statement on November 8, 2002, for a single class of the common stock of Portfolio Recovery Associates, Inc., a new Delaware corporation formed on August 7, 2002. Accordingly, the members of Portfolio Recovery Associates, L.L.C. became the common stockholders of Portfolio Recovery Associates, Inc., which became the parent company of Portfolio Recovery Associates, L.L.C. and its subsidiaries.

Industry Overview

      Growth in the accounts receivable management industry is driven by increasing levels of consumer obligations, increasing charge-offs of the underlying receivables by credit originators and increasing utilization of third-party providers to execute the recovery of defaulted receivables. According to the Federal Reserve Board, consumer debt has grown at an annual rate of approximately 7%, from $824 billion in 1990 to $2 trillion in 2004. The Nilson Report anticipates this level will grow to $2.8 trillion by 2010. In addition to using contingency collectors, credit card companies are increasingly relying on the sale of defaulted credit card receivables. According to the Nilson Report, credit card companies sold approximately $57.3 billion in defaulted credit card receivables in 2003, representing a compound annual growth rate of 20% since 1998 when the face amount sold was $22.7 billion. Sales of non-credit card defaulted receivables have increased from $5.3 billion in 1998 to $10.5 billion 2003 according to the Nilson Report, representing a compound annual growth rate of approximately 15%.

      The accounts receivable management industry (owned portfolio and contingent fee) is highly fragmented and competitive, consisting of approximately 6,000 consumer and commercial agencies. In recent years, the accounts receivable management industry has increased its use of technology in order to operate more effectively and leading companies utilize proprietary databases and portfolio evaluation programs, automated predictive dialers, automated call distributors and computerized skip-tracing capabilities. We expect the increasing importance of technology and the associated increased capital requirements to cause challenges for many smaller participants lacking the required capital and management resources to implement and effectively utilize such technology to compete effectively and to continue to maintain regulatory standards.

      The accounts receivable management industry services credit originators including banks, healthcare providers, utilities, telecommunications providers, consumer finance companies, retail businesses and auto lenders. The dollar amount of defaulted receivables being sold or placed for collection by credit originators typically increases with the level of consumer obligations during periods of relative economic strength. However, during periods of relative economic weakness, the extent to which consumer obligations decline tends to be partially offset by a corresponding higher default rate.

      Historically, credit originators have sought to limit credit losses either through using internal collection efforts with their own personnel or outsourcing collection activities to accounts receivables management providers. Credit originators that have outsourced the collection of defaulted receivables have typically remained committed to third-party providers as a result of the perceived economic benefit of outsourcing and the resources required to reestablish the infrastructure required to support in-house collection efforts. The credit originator can pursue an outsourced solution by either selling their defaulted receivables for immediate cash proceeds or by placing defaulted receivables with an outsourced provider on a contingent fee basis while retaining ownership of the receivables.

      In the event that a credit originator sells receivables to an accounts receivables management company, such as us, the credit originator receives immediate cash proceeds and eliminates the related fixed and variable costs associated with internal recovery operations. The discounted amount received by the credit originator typically ranges from one to ten percent of the face amount of the receivables, depending on the amount the purchaser anticipates it can recover and the anticipated effort required to recover that amount. Credit originators have developed a variety of processes in which to sell their receivables. Some credit originators pursue an auction-type sales approach in which they obtain bids for specified portfolios from competing parties. Receivables are also sold in privately-negotiated transactions between the credit originator and a purchaser. In addition, many credit originators enter into forward flow contracts. Forward flow contracts commit a credit originator to sell, and purchasers to acquire, a steady flow of defaulted consumer receivables periodically over a specified period of time, usually no less than one year, for a fixed percentage of the face amount of the receivables.

      As an alternative to selling defaulted receivables, a credit originator can place receivables with an outsourced accounts receivable management provider on a commission fee basis for a typical period of four to six months, or as long as nine months or more if there have been previous collection efforts. The commission fee paid to the provider is based on the likely collectibility of the defaulted consumer receivables principally is driven by the duration of the receivables past due status and typically has ranged from 25% to 60%.

      We believe an outsourced provider’s ability to successfully collect payments on defaulted receivables, despite previous collection efforts by the credit originator, is driven by several factors including the ability to:

•	pursue collections over multi-year periods;

•	tailor flexible repayment plans based on a consumer’s ability to pay; and

•	utilize cumulative experience and resources, including litigation, reflecting their strategic focus on maximizing collections of defaulted receivables as their core business.

Competitive Strengths

      We believe we have a number of strengths that will allow us to continue to capitalize on these industry trends, including:

Complete Outsourced Solution for Debt Owners

      We offer debt owners a complete outsourced solution to address their defaulted consumer receivables. Depending on a debt owner’s timing and needs, we can either purchase from the debt owner their defaulted consumer receivables, providing immediate cash, or service those receivables on their behalf for a commission fee. Furthermore, we can purchase or service receivables throughout the entire delinquency cycle, ranging from receivables that have only been processed for collection internally by the debt owner, to receivables that have been subject to multiple external collection efforts. This flexibility helps us meet the needs of debt owners and allows us to become a trusted resource. Furthermore, our strength across multiple transaction and asset types provides the opportunity to cross-sell our services to debt owners, building on successful engagements. Our recent acquisition of IGS further broadens the services we can offer to debt owners.

Disciplined and Proprietary Underwriting Process

      One of the key components of our growth has been our ability to price portfolio acquisitions at levels that have generated profitable returns on investment. To date, we have consistently been able to collect at a rate of 2.5 to 3.0 times our purchase price for defaulted consumer receivables portfolios, as measured over a five to seven year period, which has enabled us to generate increasing profits and cash flow. In order to price portfolios and forecast the targeted collection results for a portfolio, we use two separate statistical models developed internally that are often supplemented with on-site due diligence of the debt owner’s collection process and loan files. One model analyzes the portfolio as one unit based on demographic comparisons while the second model analyzes each account in a portfolio using variables in a regression analysis. As we collect on our portfolios, the results are input back into the models in an ongoing process which we believe increases their accuracy. Through September 30, 2004 we have acquired 488 portfolios with a face value of $10.4 billion.

Ability to Hire, Develop and Retain Productive Collectors

      We place considerable focus on our ability to hire, develop and retain effective collectors who are key to our continued growth and profitability. Several large military bases and numerous telemarketing, customer service and reservation phone centers are located near our headquarters and regional offices in Virginia, providing access to a large pool of trained personnel. The Hutchinson, Kansas area also provides a sufficient potential workforce of trained personnel. We have found that tenure is a primary driver of our collector effectiveness. We offer our collectors a competitive wage with the opportunity to receive unlimited incentive compensation based on performance, as well as an attractive benefits package, a comfortable working environment and the ability to work on a flexible schedule. Stock options were awarded to many of our collectors at the time of the initial public offering in 2002, and many tenured collectors were awarded restrictive shares in 2004. We have a comprehensive six-week training program for all new collectors and provide continuing advanced training classes which are conducted in our four training centers. Recognizing the demands of the job, our management has endeavored to create a professional and supportive environment for all of our employees.

Established Systems and Infrastructure

      We have devoted significant effort to developing our systems, including statistical models, databases and reporting packages, to optimize our portfolio purchases and collection efforts. In addition, our technology infrastructure is flexible, secure, reliable and redundant to ensure the protection of our sensitive data and to ensure minimal exposure to systems failure or unauthorized access. We believe that our systems and infrastructure give us meaningful advantages over our competitors. We have developed financial models and systems for pricing portfolio acquisitions, managing the collections process and monitoring operating results. We perform a static pool analysis monthly on each of our portfolios, inputting actual results back into our acquisition models, to enhance their accuracy. We monitor collection results continuously, seeking to identify and resolve negative trends immediately. Our comprehensive management reporting package is designed to fully inform our management team so that we may make timely operating decisions. This combination of hardware, software and proprietary modeling and systems has been developed by our management team through years of experience in this industry and we believe provides us with an important competitive advantage from the acquisition process all the way through collection operations.

Strong Relationships with Major Credit Originators

      We have done business with most of the top consumer lenders in the United States. We maintain an extensive marketing effort and our senior management team is in contact with known and prospective credit originators. We believe that we have earned a reputation as a reliable purchaser of defaulted consumer receivables portfolios and as responsible collectors. Furthermore, from the perspective of the selling credit originator, the failure to close on a negotiated sale of a portfolio consumes valuable time and expense and can have an adverse effect on pricing when the portfolio is re-marketed. We have never failed to close on a transaction. Similarly, if a credit originator sells a portfolio to a group that violates industry standard collecting practices, it may affect the reputation of the credit originator. We go to great lengths to collect from consumers in a responsible, professional and compliant manner. We believe our strong relationships with major credit originators provide us with access to quality opportunities for portfolio purchases and contingent fee collection placements.

Experienced Management Team

      We have an experienced management team with considerable expertise in the accounts receivable management industry. Prior to our formation, our founders played key roles in the development and management of a consumer receivables acquisition and divestiture operation of Household Recovery Services, a subsidiary of Household International now owned by HSBC. As we have grown, our management team has been expanded to include several additional successful, seasoned executives.

Growth Opportunities

Continue to Opportunistically Purchase Portfolios While Maintaining a Conservative Capital Structure

      We intend to continue to acquire portfolios that will generate profitable returns on investment and enable us to maintain a conservative capital structure. Our relationships with many large consumer lenders and brokers of defaulted consumer receivables provide us with significant access to portfolio acquisition opportunities. In addition, we believe our expertise across a variety of asset and account types enables us to selectively purchase portfolios that we expect to meet our profitability requirements. As we acquire portfolios, we will continue to follow our disciplined approach to portfolio acquisitions and maintain a conservative capital structure. This helps ensure that we do not allow our growth in our acquired portfolios to outpace growth in our collector base, and thus our ability to collect effectively and profitability on our acquired portfolios. We believe our capitalization and access to funds provides us with an advantage as we continue to be opportunistic purchasers of diversified pools of defaulted consumer receivables.

Leverage Expertise into Other Asset Types

      On October 1, 2004, we acquired the assets of IGS, which specializes in the location of collateral securing primarily automobile loans and either negotiates payment arrangements or coordinates the recovery of the asset. We also increased our volume of long-distance telephone and utility receivables, as well as enhanced our efforts in the purchase and collection of Chapter 13 bankruptcy accounts. We expect to continue seeking opportunities to leverage our portfolio purchasing and collections expertise in these and other asset types. It is our intention to enter into new asset types, or expand our exposure to certain asset types with which we have had limited experience, in a controlled and disciplined way. We expect to continue to make small purchases with new asset types as we build our base of purchasing and collections expertise. Potential markets in which we may expand include receivables related to student loans, retail oil and gas and small business commercial receivables. Our success in new receivables markets will be dictated by our ability to price the receivables accurately and collect them effectively and profitably.

Continue to Develop and Retain Collectors

      Based on our experience, collectors working on our owned portfolios who have been with us for more than 12 months are 90% more productive than collectors with less tenure. As we have grown, we have been able to increase the number of collectors with more than 12 months of tenure dramatically. Since August 1999, we have increased the number of collectors with more than 12 months of tenure from 28 to 300 as of September 30, 2004. We believe this leads directly to higher cash collections and higher operating margins. As of September 30, 2004, our base of existing collectors working on our owned portfolios is 729 persons, with an additional 68 collectors working on our contingent fee collections operations. We intend to maintain our historical controlled growth in the number of collectors we add. Accordingly, we expect the number and percentage of collectors with more than 12 months of experience will increase, which we believe will drive our productivity and profitability.

Increase Share in Growing Market

      Growth in the accounts receivable management industry is driven by increasing levels of consumer obligations, higher default rates and increasing use of third-party providers by credit originators to collect their defaulted receivables. The accounts receivable management industry is highly fragmented, with more than 6,000 companies providing a range of services across a broad spectrum of sophistication. We believe that many of the smaller competitors have limited access to capital, inferior technology and minimal training for collectors. We feel that our position as a well-capitalized firm, offering a complete outsourced solution to credit originators across the defaulted consumer receivables spectrum will enable us to continue to grow faster than the industry overall.

Grow Our Contingent Fee Collections Operations

      We commenced our contingent fee collections operations in March 2001. The capability to perform collections on a commission fee basis allows us to offer a complete outsourced solution to credit originators while leveraging our existing infrastructure, skill set, personnel and client relationships. We have experienced increased operating performance since commencing our contingent fee collections operations. As of September 30, 2004, we have entered into contingent fee collection arrangements with eight clients, six of which are credit originators from whom we have purchased portfolios from in the past. We currently anticipate that we will expand our contingent fee collections operations as we add collectors and offer credit originators the choice of selling their portfolios or having us service the accounts on a commission fee basis.

Leverage Existing Infrastructure and Management Team

      We have made substantial investments in technology, infrastructure and systems since our formation. In addition, we have a full management team in place that we believe is capable of leading our growth in the foreseeable future. As a result, we are capable of acquiring and servicing substantially larger volumes of defaulted consumer receivables without incurring proportional increases in fixed costs.

Explore Selected Acquisitions

      Our IGS acquisition gives us a unique opportunity to leverage our existing infrastructure to broaden the technology base of that operation and assist in marketing its services to a broader audience, including many institutions with which we already have a relationship. We will continue to evaluate opportunities to make strategic acquisitions of companies or group hires. We will primarily seek opportunities that would add new skill sets, such as expertise in pricing new asset types. We would also seek opportunities that will bring us strong credit originator relationships, collection facilities and access to skilled collectors.

Portfolio Acquisitions

      Our portfolio of defaulted consumer receivables includes a diverse set of accounts that can be segmented by asset type, age and size of account, level of previous collection efforts and geography. To identify attractive buying opportunities, we maintain an extensive marketing effort with our senior officers contacting known and prospective sellers of defaulted consumer receivables. We acquire receivables of Visa®, MasterCard® and Discover® credit cards, private label credit cards, installment loans, lines of credit, deficiency balances of various types and legal judgments, all from a variety of debt owners. These debt owners include major banks, credit unions, consumer finance companies, telecommunications providers, retailers and auto finance companies. In addition, we exhibit at trade shows, advertise in a variety of trade publications and attend industry events in an effort to develop account purchase opportunities. We also maintain active relationships with brokers of defaulted consumer receivables.

      The following chart categorizes our life to date owned portfolios as of September 30, 2004 into the major asset and account types represented, respectively:

					Finance
			Life to Date Purchased		Receivables,
	No. of		Face Value of Defaulted		net as of
Asset Type	Accounts	%	Consumer Receivables(1)%		September 30, 2004%

Visa/ MasterCard/Discover	2,316,764	39.9%	$6,370,431,928	61.0%	$58,956,527	61.9%
Consumer Finance	2,231,543	38.3%	1,865,349,210	17.9%	11,018,375	11.6%
Private Label Credit Cards	1,213,779	20.8%	1,832,531,484	17.5%	22,907,998	24.0%
Auto Deficiency	60,267	1.0%	376,476,448	3.6%	2,428,831	2.5%

Total	5,822,353	100.0%	$10,444,789,070	100.0%	$95,311,731	100.0%

(1)	The Life to Date Purchased Face Value of Defaulted Consumer Receivables represents the original face amount purchased from sellers and has not been decremented by any adjustments including payments and buybacks.

      We have done business with most of the largest 25 consumer lenders in the United States. Since our formation, we have purchased accounts from approximately 66 debt owners.

      We have acquired portfolios at various price levels, depending on the age of the portfolio, its geographic distribution, our historical experience with a certain asset type or credit originator and similar factors. A typical defaulted consumer receivables portfolio ranges from $5.0 to $75.0 million in face value and contains defaulted consumer receivables from diverse geographic locations with average initial individual account balances of $1,000 to $7,000.

      The age of a defaulted consumer receivables portfolio (i.e., the time since an account has been charged-off) is an important factor in determining the maximum price at which we will purchase a receivables portfolio. Generally, there is an inverse relationship between the age of a portfolio and the price that we will purchase the portfolio. This relationship is due to the fact that older receivables typically are more difficult to collect. The accounts receivables management industry places receivables into categories depending on the number of collection agencies that have previously attempted to collect on the receivables. Fresh accounts are typically past due 120 to 270 days and charged-off by the credit originator and are either being sold prior to any post-charge-off collection activity or are placed with a third-party for the first time. These accounts typically sell for the highest purchase price. Primary accounts are typically 270 to 360 days past due, have been previously placed with one contingent fee servicer and receive a lower purchase price. Secondary and tertiary accounts are typically more than 360 days past due, have been placed with two or three contingent fee services and receive even lower purchase prices.

      As shown in the following chart, as of September 30, 2004 a majority of our portfolios are primary and secondary accounts but we purchase or service accounts at any point in the delinquency cycle.

					Finance
			Life to Date Purchased		Receivables,
	No. of		Face Value of Defaulted		net as of
Account Type	Accounts	%	Consumer Receivables(1)%		September 30, 2004%

Fresh	173,679	3.0%	$566,347,968	5.4%	$6,040,708	6.3%
Primary	830,638	14.3%	2,229,106,782	21.3%	34,101,105	35.8%
Secondary	1,606,164	27.6%	3,113,649,710	29.8%	40,058,288	42.0%
Tertiary	2,637,205	45.3%	2,887,338,520	27.6%	11,395,904	12.0%
Other	574,667	9.8%	1,648,346,090	15.9%	3,715,726	3.9%

Total	5,822,353	100.0%	$10,444,789,070	100.0%	$95,311,731	100.0%

(1)	The Life to Date Purchased Face Value of Defaulted Consumer Receivables represents the original face amount purchased from sellers and has not been decremented by any adjustments including payments and buybacks.

      We also review the geographic distribution of accounts within a portfolio because we have found that certain states have more debtor-friendly laws than others and, therefore, are less desirable from a collectibility perspective. In addition, economic factors and bankruptcy trends vary regionally and are factored into our maximum purchase price equation. As the following chart illustrates, as of September 30, 2004 our overall portfolio of defaulted consumer receivables is generally balanced geographically.

			Life to Date Purchased
	No. of		Face Value of Defaulted
Geographic Distribution	Accounts	%	Consumer Receivables(1)%

Texas	1,524,259	26%	$1,538,010,796	15%
California	519,714	9%	1,286,405,838	12%
Florida	359,005	6%	985,298,231	9%
New York	261,842	4%	761,634,905	7%
Pennsylvania	146,167	3%	367,434,669	4%
Illinois	200,882	3%	328,771,944	3%
North Carolina	137,595	2%	324,791,308	3%
Ohio	165,803	3%	295,622,870	3%
New Jersey	101,129	2%	294,630,896	3%
Georgia	111,898	2%	263,374,315	3%
Massachusetts	113,927	2%	262,136,068	3%
Michigan	156,172	3%	244,619,443	2%
South Carolina	96,292	2%	218,971,939	2%
Missouri	238,379	4%	208,784,468	2%
Maryland	76,113	1%	183,329,417	2%
Tennessee	82,918	1%	182,477,641	2%
Other	1,530,258	27%	2,698,494,322	25	% (2)

Total	5,822,353	100%	$10,444,789,070	100%

(1)	The Life to Date Purchased Face Value of Defaulted Consumer Receivables represents the original face amount purchased from sellers and has not been decremented by any adjustments including payments and buybacks.

(2)	Each state included in “Other” represents less than 2% of the face value of total defaulted consumer receivables.

Purchasing Process

      We acquire portfolios from debt owners through both an auction and a negotiated sale process. In an auction process, the credit originator will assemble a portfolio of receivables and seek purchase prices from specifically invited potential purchasers. In a privately negotiated sale process, the debt owner will contact known, reputable purchasers directly and negotiate the terms of sale. On a limited basis, we also acquire accounts in forward flow contracts. Under a forward flow contract, we agree to purchase defaulted consumer receivables from a debt owner on a periodic basis, at a set percentage of face value of the receivables over a specified time period. These agreements typically have a provision requiring that the attributes of the receivables to be sold will not significantly change each month and that the debt owner’s efforts to collect these receivables will not change. If this provision is not provided for, the contract will allow for the early termination of the forward flow contract by the purchaser. Forward flow contracts are a consistent source of defaulted consumer receivables for accounts receivables management providers and provide the debt owner with a reliable source of revenue and a professional resolution of defaulted consumer receivables.

      In a typical sale transaction, a debt owner distributes a computer disk or data tape containing ten to fifteen basic data fields on each receivables account in the portfolio offered for sale. Such fields typically include the consumer’s name, address, outstanding balance, date of charge-off, date of last payment and the date the account was opened. We perform our initial due diligence on the portfolio by electronically cross-checking the data fields on the computer disk or data tape against the accounts in our owned portfolios and against national demographic and credit databases. We compile a variety of portfolio level reports examining all demographic data available.

      In order to determine a maximum purchase price for a portfolio, we use two separate computer models developed internally that often are supplemented with on-site due diligence of the credit originator’s collection operation and/or a review of their loan origination files, collection notes and work processes. We analyze the portfolio using our proprietary multiple regression model, which analyzes each account of the portfolio using variables in the regression model. In addition, we analyze the portfolio using an adjustment model, which uses an appropriate cash flow model depending upon whether it is a purchase of fresh, primary, secondary or tertiary accounts. Then, adjustments can be made to the cash flow model to compensate for demographic attributes supported by detailed analysis of demographic data. This process yields our quantitative purchasing analysis used to help price transactions and prioritize collection work efforts subsequent to purchase. With respect to prospective forward flow contracts and other long-term relationships, in addition to the procedures outlined above, we may obtain a representative test portfolio to evaluate and compare the performance of the portfolio to the projections we developed in our purchasing analysis.

      Our due diligence and portfolio review results in a comprehensive analysis of the proposed portfolio. This analysis compares defaulted consumer receivables in the prospective portfolio with our collection history in similar portfolios. We then use our multiple regression model to value each account. Using the two valuation approaches, we determine cash collections over the life of the portfolio. We then summarize all anticipated cash collections and associated direct expenses and projects a collectibility value expressed both in dollars and liquidation percentage and a detailed expense projection over the portfolio’s estimated five to seven year economic life. We use the total projected collectibility value to determine an appropriate purchase price.

      We maintain detailed static pool analysis on each portfolio that we have acquired, capturing all demographic data and revenue and expense items for further analysis. We use the static pool analysis to refine the underwriting models that we use to price future portfolio purchases. The results of the static pool analysis are input back into our models, increasing the accuracy of the models as the data set increases with every portfolio purchase and each day’s collection efforts.

      The quantitative and qualitative data derived in our due diligence is evaluated together with our knowledge of the current defaulted consumer receivables market and any subjective factors that management may know about the portfolio or the debt owner. A portfolio acquisition approval memorandum is prepared for each prospective portfolio before a purchase price is submitted to the debt owner. This approval memorandum, which outlines the portfolio’s anticipated collectibility and purchase structure, is distributed to members of our investment committee. The approval by the committee sets a maximum purchase price for the portfolio. The investment committee is currently comprised of Steve Fredrickson, CEO and President, Kevin Stevenson, CFO and Craig Grube, EVP — Acquisitions.

      Once a portfolio purchase has been approved by our investment committee and the terms of the sale have been agreed to with the debt owner, the acquisition is documented in an agreement that contains customary terms and conditions. Provisions are incorporated for bankrupt, disputed, fraudulent or deceased accounts and typically, the debt owner either agrees to repurchase these accounts or replace them with acceptable replacement accounts within certain time frames.

Collection Operations

      Our work flow management system places, recalls and prioritizes accounts in collectors’ work queues, based on an analysis of our accounts and other demographic, credit and prior work collection attributes. We use this process to focus our work effort on those consumers most likely to pay on their accounts and to rotate to other collectors the non-paying accounts from which other collectors have been unsuccessful in receiving payment. The majority of our collections occur as a result of telephone contact with consumers.

      The collectibility forecast for a newly acquired portfolio will determine collection strategy. Accounts which are determined to have the highest predicted collectibility probability may be sent immediately to collectors’ work queues. Less collectible accounts may be set aside as house accounts to be collected using a predictive dialer or other passive, low cost method. All newly purchased accounts are campaign dialed for a period of time for maximum penetration prior to distribution to collector queues. At such time, only those accounts with acceptable minimum scores are distributed to collection queues. We may obtain credit reports for the most collectible accounts after the collection process begins.

      When a collector establishes contact with a consumer, the account information is placed automatically in the collector’s work queue. Our computer system allows each collector to view all the scanned documents relating to the consumer’s account, which can include the original account application and payment checks. A typical collector work queue may include 650 to 1,000 accounts or more, depending on the skill level of the collector. The work queue is depleted and replenished automatically by our computerized work flow system.

      On the initial contact call, the consumer is given a standardized presentation regarding the benefits of resolving his or her account with us. Emphasis is placed on determining the reason for the consumer’s default in order to better assess the consumer’s situation and create a plan for repayment. The collector is incentivized to have the consumer pay the full balance of the account. If the collector cannot obtain payment of the full balance, the collector will suggest a repayment plan which includes an approximate 20% down payment with the balance to be repaid over an agreed upon period. At times, when determined to be appropriate, and in many cases with management approval, a reduced lump-sum settlement may be agreed upon. If the consumer elects to utilize an installment plan, we have developed a system to make monthly withdrawals from a consumer’s bank account.

      If a collector is unable to establish contact with a consumer based on information received, the collector must undertake skip-tracing procedures to develop important account information. Skip tracing is the process of developing new phone, address, job or asset information on a consumer. Each collector does his or her own skip tracing using a number of computer applications available at his or her workstation, as well as a series of automated skip tracing procedures implemented by us on a regular basis.

      Accounts for which the consumer has the likely ability, but not the willingness to resolve their obligations, are reviewed for legal action. Depending on the balance of the defaulted consumer receivable and the applicable state collection laws, we determine whether to commence legal action to judicially collect on the receivable. The legal process can take an extended period of time, but it also generates cash collections that likely would not have been realized otherwise.

      Our legal recovery department oversees and coordinates an independent nationwide collections attorney network, which is responsible for the preparation and filing of judicial collection proceedings in multiple jurisdictions, determining the suit criteria, coordinating sales of property and instituting wage garnishments to satisfy judgments. This network consists of approximately 70 independent law firms who work on a contingent fee basis. Our legal department also processes proofs of claims for recovery on receivables which are included in consumer bankruptcies filed under Chapter 13 of the U.S. Bankruptcy Code. Legal cash collections currently constitute approximately 25% to 30% of our total cash collections. As our portfolio matures, a larger number of accounts will be directed to our legal recovery department for judicial collection; consequently, we anticipate that legal cash collections will grow commensurately and comprise a larger percentage of our total cash collections.

Contingent Fee Collections Operations

      In order to provide debt owners with alternative collection solutions and to capitalize on common competencies between a contingent fee collections operation and an acquired receivables portfolio business, we commenced our third-party contingent fee collections operations in March 2001. In a contingent fee arrangement, debt owners typically place defaulted receivables with an outsourced provider once they have ceased their recovery efforts. The debt owners then pay the third-party agency a commission fee based upon the amount actually collected from the consumer. A contingent fee placement of defaulted consumer receivables is usually for a fixed time frame, typically four to six months, or as long as nine months or more if there have been previous collection efforts. At the end of this fixed period, the third-party agency will return the uncollected defaulted consumer receivables to the debt owner, which may then place the defaulted consumer receivables with another collection agency or sell the portfolio receivables.

      The determination of the commission fee to be paid for third-party collections is generally based upon the potential collectibility of the defaulted consumer receivables being assigned for placement. For example, if there has been no prior third-party collection activity with respect to the defaulted consumer receivables, the commission fee would be lower than if there had been one or more previous collection agencies attempting to collect on the receivables. The earlier the placement of defaulted consumer receivables in the collection process, the higher the probability of receiving a cash collection and, therefore, the lower the cost to collect and the lower the commission fee. Other factors, such as the location of the consumers, the size of the defaulted consumer receivables and the clients’ collection procedures and work standards also contribute to establishing a commission fee.

      Once a defaulted consumer receivable has been placed with us, the collection process operates in a slightly different manner than with our portfolio acquisition business. Servicing time limitations imposed by the debt owner requires a greater emphasis on immediate settlements and larger down payments, compared to much longer term repayment plans common with our portfolios of defaulted consumer receivables. In addition, work standards are often dictated by the debt owner. While our contingent fee collections operations utilize their own collectors and collection system, we have been able to leverage the portfolio acquisition business’ infrastructure, existing facilities and skill set of our management team to provide support for this business operation. The leveraged competencies of the portfolio acquisition business include its sophisticated technology systems, account and portfolio scoring abilities, and training techniques.

      In addition to our historical contingent fee business as described above, revenues from our new IGS business will be accounted for as commission revenue.

Competition

      We face competition in both of the markets we serve — owned portfolio and contingent fee accounts receivable management — from new and existing providers of outsourced receivables management services, including other purchasers of defaulted consumer receivables portfolios, third-party contingent fee collection agencies and debt owners that manage their own defaulted consumer receivables rather than outsourcing them. The accounts receivable management industry (owned portfolio and contingent fee) is highly fragmented and competitive, consisting of approximately 6,000 consumer and commercial agencies. We estimate that more than 90% of these agencies compete in the contingent fee market. There are few significant barriers for entry to new providers of contingent fee receivables management services and, consequently, the number of agencies serving the contingent fee market may continue to grow. Greater capital needs and the need for portfolio evaluation expertise sufficient to price portfolios effectively constitute significant barriers for entry to new providers of owned portfolio receivables management services.

      We face bidding competition in our acquisition of defaulted consumer receivables and in obtaining placement of contingent fee receivables. We also compete on the basis of reputation, industry experience and performance. Among the positive factors which we believe influence our ability to compete effectively in this market are our ability to bid on portfolios at appropriate prices, our reputation from previous transactions regarding our ability to close transactions in a timely fashion, our relationships with originators of defaulted consumer receivables, our team of well-trained collectors who provide quality customer service and compliance with applicable collections laws, our ability to collect on various asset types and our ability to provide both purchased and contingent fee solutions to debt owners. Among the negative factors which we believe could influence our ability to compete effectively in this market are that some of our current competitors and possible new competitors may have substantially greater financial, personnel and other resources, greater adaptability to changing market needs, longer operating histories and more established relationships in its industry than we currently have.

Information Technology

Technology Operating Systems and Server Platform

      The scalability of our systems provides us with a technology system that is flexible, secure, reliable and redundant to ensure the protection of its sensitive data. We utilize Intel-based servers running industry standard open systems coupled with Microsoft Windows 2000/2003 and NT Server operating systems. In addition, we utilize a blend of purchased and proprietary software systems tailored to the needs of our business. These systems are designed to eliminate inefficiencies in our collections, continue to meet business objectives in a changing environment and meet compliance obligations with regulatory entities. We believe that our combination of purchased and proprietary software packages provide collections automation that is superior to our competitors. Our proprietary hardware and software systems are being leveraged to manage location information for IGS. We believe our custom solutions will enhance the overall investigative capabilities of this business while meeting compliance obligations with regulatory entities.

Network Technology

      To provide delivery of our applications, we utilize Intel-based workstations across our entire business operations. The environment is configured to provide speeds of 100 megabytes to the desktops of our collections and administration staff. Our one-gigabyte server network architecture supports high-speed data transport. Our network system is designed to be scalable and meet expansion and inter-building bandwidth and quality of service demands.

Database Systems

      The ability to access and utilize data is essential to our being able to operate nationwide in a cost-effective manner. Our centralized computer-based information systems support the core processing functions of our business under a set of integrated databases and are designed to be both replicable and scalable to accommodate our internal growth. This integrated approach helps to assure that consistent sources are processed efficiently. We use these systems for portfolio and client management, skip tracing, check taking, financial and management accounting, reporting, and planning and analysis. The systems also support our consumers, including on-line access to address changes, account status and payment entry. We use a combination of Microsoft, Oracle and Cache database software to manage our portfolios, financial, customer and sales data, and we believe these systems will be sufficient for our needs for the foreseeable future. Our contingent fee collections operations database incorporates an integrated and proprietary predictive dialing platform used with our predictive dialer discussed below. Our newly acquired business unit, IGS, also incorporates a proprietary platform that will be enhanced for scalability in the future.

Redundancy, System Backup, Security and Disaster Recovery

      Our data centers provide the infrastructure for innovative collection services and uninterrupted support of hardware and server management, server co-location and an all-inclusive server administration for our business. We believe our facilities and operations include sufficient redundancy, file back-up and security to ensure minimal exposure to systems failure or unauthorized access. The preparations in this area include the use of call centers in Virginia and in Kansas in order to help provide redundancy for data and processes should one site be completely disabled. We have a comprehensive disaster recovery plan covering our business that is tested on a periodic basis. The combination of our locally distributed call control systems provides enterprise-wide call and data distribution between our call centers for efficient portfolio collection and business operations. In addition to data replication between the sites, incremental backups of both software and databases are performed on a daily basis and a full system backup is performed weekly. Backup data tapes are stored at an offsite location along with copies of schedules and production control procedures, procedures for recovery using an off-site data center, documentation and other critical information necessary for recovery and continued operation. Our Virginia headquarters have two separate power and telecommunications feeds, uninterruptible power supply and a diesel-generator power plant, that provide a level of redundancy should a power outage or interruption occur. We also employ rigorous physical and electronic security to protect our data. Our call centers have restricted card key access and appropriate additional physical security measures. Electronic protections include data encryption, firewalls and multi-level access controls. The facility which currently houses IGS features uninterruptible power supply units and electronic protections. Full-scale site power, telecommunication and all of the other systems abilities of our other sites will be installed at IGS in the near future.

Plasma Displays for Real Time Data Utilization

      We utilize plasma displays at our main facility to aid in recovery of portfolios. The displays provide real-time business-critical information to our collection personnel for efficient collection efforts such as telephone, production, employee status, goal trending, training and corporate information.

Dialer Technology

      The Noble Systems Predictive Dialer ensures that our collection staff focuses on certain defaulted consumer receivables according to our specifications. Our predictive dialer takes account of all campaign and dialing parameters and is able to constantly adjust its dialing pace to match changes in campaign conditions and provide the lowest possible wait times.

Employees

      We employed 891 persons on a full-time basis, including 729 collectors on our owned portfolios and an additional 68 collectors working in our contingent fee collections operations, as of September 30, 2004. None of our employees are represented by a union or covered by a collective bargaining agreement. We believe that our relations with our employees are good.

Hiring

      We recognize that our collectors are critical to the success of our business as a majority of our collection efforts occur as a result of telephone contact with consumers. We have found that the tenure and productivity of our collectors are directly related. Therefore, attracting, hiring, training, retaining and motivating our collection personnel is a major focus for us. We pay our collectors competitive wages and offers employees a full benefits program which includes comprehensive medical coverage, short and long term disability, life insurance, dental and vision coverage, an employee assistance program, supplemental indemnity, cancer, hospitalization, accident insurance, a flexible spending account for child care, and a matching 401(k) program. In addition to a base wage, the we provide collectors with the opportunity to receive unlimited compensation through an incentive compensation program that pays bonuses above a set monthly base, based upon each collector’s collection results. This program is designed to ensure that employees are paid based not only on performance, but also on consistency. We have awarded stock options and restricted shares to many of our tenured collectors. We believe that these practices have enabled us to achieve an annual post-training turnover rate of 37% in 2003.

      A large number of telemarketing, customer-service and reservation phone centers are located near our Virginia headquarters. We believe that we offer a higher base wage than many local employers and therefore have access to a large number of trained personnel. In addition, there are approximately 100,000 active-duty military personnel in the area. We employ numerous military spouses and retirees and find them to be an excellent source of employees. We have also found the Hutchinson, Kansas area to provide a large potential workforce of trained personnel.

Training

      We provide a comprehensive six-week training program for all new owned portfolio collectors. The first three weeks of the training program is comprised of lectures to learn collection techniques, state and federal collection laws, systems, negotiation skills, skip tracing and telephone use. These sessions are then followed by an additional three weeks of practical experience conducting live calls with additional managerial supervision in order to provide employees with confidence and guidance while still contributing to our profitability. Each trainee must successfully pass a comprehensive examination before being assigned to the collection floor. In addition, we conduct continuing advanced classes in our four training centers. Our technology and systems allow us to monitor individual employees and then offer additional training in areas of deficiency to increase productivity.

Legal

Legal Recovery Department

      An important component of our collections effort involves our legal recovery department and the judicial collection of accounts of customers who have the ability, but not the willingness, to resolve their obligations. Our legal recovery department oversees and coordinates an independent nationwide attorney network which is responsible for the preparation and filing of judicial collection proceedings in multiple jurisdictions, determining the suit criteria, coordinating sales of property and instituting wage garnishments to satisfy judgments. This nationwide collections attorney network consists of approximately 70 independent law firms. Our legal recovery department also processes proofs of claims for recovery on accounts which are included in consumer bankruptcies filed under Chapter 13 of the U.S. Bankruptcy Code. Recent proposed amendments to federal bankruptcy laws, if passed, will very likely have an impact upon our operations. The amendments, which, among other things, establish income criteria for the filing of a Chapter 7 bankruptcy petition, are expected to cause more debtors to file bankruptcy petitions under Chapter 13, rather than Chapter 7 of the U.S. Bankruptcy Code. Consequently, we expect that fewer debtors will be able to have their obligations completely discharged in Chapter 7 bankruptcy actions and will instead enter into the payment plans required by Chapter 13. We expect that this will enable us to generate recoveries from a larger number of bankrupt debtors through the filing of proofs of claims with bankruptcy trustees.

Corporate Legal Department

      Our corporate legal department manages general corporate legal matters, including litigation management, insurance management and risk assessment, contract and document preparation and review, including real estate purchase and lease agreements and portfolio purchase documents, federal securities law and other regulatory and statutory compliance, obtaining and maintaining multi-state licensing, bonding and insurance, and dispute and complaint resolution. As a part of its compliance functions, our corporate legal department also provides oversight to our Quality Control Department and assists with training for our staff in relevant areas. We provide employees with extensive training on the Fair Debt Collection Practices Act and other relevant laws and regulations. Our corporate legal department distributes guidelines and procedures for collection personnel to follow when communicating with a customer, customer’s agents, attorneys and other parties during our recovery efforts. In addition, our corporate legal department regularly researches, and provides collection personnel and the training department with summaries and updates of changes in, federal and state statutes and relevant case law, so that they are aware of and in compliance with changing laws and judicial decisions when tracing or collecting accounts.

Regulation

      Federal and state statutes establish specific guidelines and procedures which debt collectors must follow when collecting consumer accounts. It is our policy to comply with the provisions of all applicable federal laws and comparable state statutes in all of our recovery activities, even in circumstances in which we may not be specifically subject to these laws. Our failure to comply with these laws could have a material adverse effect on us in the event and to the extent that they apply to some or all of our recovery activities. Federal and state consumer protection, privacy and related laws and regulations extensively regulate the relationship between debt collectors and debtors, and the relationship between customers and credit card issuers. Significant federal laws and regulations applicable to our business as a debt collector include the following:

•	Fair Debt Collection Practices Act. This act imposes certain obligations and restrictions on the practices of debt collectors, including specific restrictions regarding communications with consumer customers, including the time, place and manner of the communications. This act also gives consumers certain rights, including the right to dispute the validity of their obligations.

•	Fair Credit Reporting Act. This act places certain requirements on credit information providers regarding verification of the accuracy of information provided to credit reporting agencies and investigating consumer disputes concerning the accuracy of such information. We provide information concerning our accounts to the three major credit reporting agencies, and it is our practice to correctly report this information and to investigate credit reporting disputes. The Fair and Accurate Credit Transactions Act amended the Fair Credit Reporting Act to include additional duties applicable to data furnishers with respect to information in the consumer’s credit file that the consumer identifies as resulting from identity theft, and requires that data furnishers have procedures in place as of December 1, 2004 to prevent such information from being furnished to credit reporting agencies.

•	Gramm-Leach-Bliley Act. This act requires that certain financial institutions, including collection agencies, develop policies to protect the privacy of consumers’ private financial information and provide notices to consumers advising them of their privacy policies. This act also requires that if private personal information concerning a consumer is shared with another unrelated institution, the consumer must be given an opportunity to opt out of having such information shared. Since we do not share consumer information with non-related entities, except as required by law, or except as needed to collect on the receivables, our consumers are not entitled to any opt-out rights under this act. This act is enforced by the Federal Trade Commission, which has retained exclusive jurisdiction over its enforcement, and does not afford a private cause of action to consumers who may wish to pursue legal action against a financial institution for violations of this act.

•	Electronic Funds Transfer Act. This act regulates the use of the Automated Clearing House (“ACH”) system to make electronic funds transfers. All ACH transactions must comply with the rules of the National Automated Check Clearing House Association (“NACHA”) and Uniform Commercial Code § 3-402. This act, the NACHA regulations and the Uniform Commercial Code give the consumer, among other things, certain privacy rights with respect to the transactions, the right to stop payments on a pre-approved fund transfer, and the right to receive certain documentation of the transaction. This act also gives consumers a right to sue institutions which cause financial damages as a result of their failure to comply with its provisions.

•	Telephone Consumer Protection Act. In the process of collecting accounts, we use automated predictive dialers to place calls to consumers. This act and similar state laws place certain restrictions on telemarketers and users of automated dialing equipment who place telephone calls to consumers.

•	Servicemembers Civil Relief Act. The Soldiers’ and Sailors’ Civil Relief Act of 1940 was amended in December 2003 as the Servicemembers Civil Relief Act (“SCRA”). The SCRA gives U.S. military service personnel relief from credit obligations they may have incurred prior to entering military service, and may also apply in certain circumstances to obligations and liabilities incurred by a servicemember while serving on active duty. The SCRA prohibits creditors from taking specified actions to collect the defaulted accounts of servicemembers. The SCRA impacts many different types of credit obligations, including installment contracts and court proceedings, and tolls the statute of limitations during the time that the servicemember is engaged in active military service. The SCRA also places a cap on interest bearing obligations of servicemembers to an amount not greater than 6% per year, inclusive of all related charges and fees.

•	Health Insurance Portability and Accountability Act. The Health Insurance Portability and Accountability Act (“HIPAA”) provides standards to protect the confidentiality of patients’ personal healthcare and financial information. Pursuant to HIPAA, business associates of health care providers, such as agencies which collect healthcare receivables, must comply with certain privacy standards established by HIPAA to ensure that the information provided will be safeguarded from misuse.

•	U.S. Bankruptcy Code. In order to prevent any collection activity with bankrupt debtors by creditors and collection agencies, the U.S. Bankruptcy Code provides for an automatic stay, which prohibits certain contacts with consumers after the filing of bankruptcy petitions.

      Additionally, there are in some states statutes and regulations comparable to the above federal laws, and specific licensing requirements which affect our operations. State laws may also limit credit account interest rates and the fees, as well as limit the time frame in which judicial actions may be initiated to enforce the collection of consumer accounts.

      Although we are not a credit originator, some of these laws directed toward credit originators may occasionally affect our operations because our receivables were originated through credit transactions, such as the following laws, which apply principally to credit originators:

•	Truth in Lending Act;

•	Fair Credit Billing Act; and

•	Equal Credit Opportunity Act.

      Federal laws which regulate credit originators require, among other things, that credit card issuers disclose to consumers the interest rates, fees, grace periods, and balance calculation methods associated with their credit card accounts. Consumers are entitled under current laws to have payments and credits applied to their accounts promptly, to receive prescribed notices, and to require billing errors to be resolved promptly. Some laws prohibit discriminatory practices in connection with the extension of credit. Federal statutes further provide that, in some cases, consumers cannot be held liable for, or their liability is limited with respect to, charges to the credit card account that were a result of an unauthorized use of the credit card. These laws, among others, may give consumers a legal cause of action against us, or may limit our ability to recover amounts owing with respect to the receivables, whether or not we committed any wrongful act or omission in connection with the account. If the credit originator fails to comply with applicable statutes, rules and regulations, it could create claims and rights for consumers that could reduce or eliminate their obligations to repay the account, and have a possible material adverse effect on us.

Accordingly, when we acquire defaulted consumer receivables, we contractually require credit originators to indemnify us against any losses caused by their failure to comply with applicable statutes, rules and regulations relating to the receivables before they are sold to us.

      The U.S. Congress and several states have enacted legislation concerning identity theft. Additional consumer protection and privacy protection laws may be enacted that would impose additional requirements on the enforcement of and recovery on consumer credit card or installment accounts. Any new laws, rules or regulations that may be adopted, as well as existing consumer protection and privacy protection laws, may adversely affect our ability to recover the receivables. In addition, our failure to comply with these requirements could adversely affect our ability to enforce the receivables.

      We cannot assure you that some of the receivables were not established as a result of identity theft or unauthorized use of a credit card and, accordingly, we could not recover the amount of the defaulted consumer receivables. As a purchaser of defaulted consumer receivables, we may acquire receivables subject to legitimate defenses on the part of the consumer. Our account purchase contracts allow us to return to the debt owners certain defaulted consumer receivables that may not be collectible, due to these and other circumstances. Upon return, the debt collectors are required to replace the receivables with similar receivables or repurchase the receivables. These provisions limit to some extent our losses on such accounts.

Facilities

      Our principal executive offices and primary operations facility are located in approximately 65,000 square feet of leased space in two adjacent buildings in Norfolk, Virginia. We own a two-acre parcel of land across from our headquarters which we developed into a parking lot for use by our employees. In addition, we own an approximately 15,000 square foot facility in Hutchinson, Kansas that can currently accommodate approximately 100 employees.

      We also lease a facility located in approximately 21,000 square feet of space in Hampton, Virginia to accommodate approximately 285 additional employees. This new facility opened in March 2003. As a result of the IGS acquisition, since October 1, 2004 we occupy 5,000 square feet of space in Las Vegas, Nevada. We do not consider any specific leased or owned facility to be material to our operations. We believe that equally suitable alternative facilities are available in all areas where we currently do business.

Legal Proceedings

      From time to time, we are involved in various legal proceedings which are incidental to the ordinary course of our business. We regularly initiate lawsuits against consumers and are occasionally countersued by them in such actions. Also, consumers occasionally initiate litigation against us, in which they allege that we have violated a state or federal law in the process of collecting on their account. We do not believe that these routine matters represent a substantial volume of our accounts or that, individually or in the aggregate, they are material to our business or financial condition.

      We are not a party to any material legal or regulatory proceedings and we are unaware of any contemplated material actions against us.

MANAGEMENT

Directors and Executive Officers

      The following table sets forth certain information about our directors and executive officers.

Name	Position	Age

Steven D. Fredrickson	President, Chief Executive Officer and Chairman of the Board	45
Kevin P. Stevenson	Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary	40
Craig A. Grube	Executive Vice President — Acquisitions	44
Judith S. Scott	Executive Vice President, General Counsel and Secretary	59
William P. Brophey	Director	66
Peter A. Cohen	Director	58
David N. Roberts	Director	42
Scott M. Tabakin	Director	46
James M. Voss	Director	62

      Steven D. Fredrickson, President, Chief Executive Officer and Chairman of the Board. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Fredrickson was Vice President, Director of Household Recovery Services’ (“HRSC”) Portfolio Services Group from late 1993 until February 1996. At HRSC Mr. Fredrickson was ultimately responsible for HRSC’s portfolio sale and purchase programs, finance and accounting, as well as other functional areas. Prior to joining HRSC, he spent five years with Household Commercial Financial Services managing a national commercial real estate workout team and five years with Continental Bank of Chicago as a member of the FDIC workout department, specializing in corporate and real estate workouts. He received a B.S. degree from the University of Denver and a M.B.A. degree from the University of Illinois. He is a past board member of the American Asset Buyers Association.

      Kevin P. Stevenson, Executive Vice President, Chief Financial Officer, Treasurer and Assistant Secretary. Prior to co-founding Portfolio Recovery Associates in 1996, Mr. Stevenson served as Controller and Department Manager of Financial Control and Operations Support at HRSC from June 1994 to March 1996, supervising a department of approximately 30 employees. Prior to joining HRSC, he served as Controller of Household Bank’s Regional Processing Center in Worthington, Ohio where he also managed the collections, technology, research and ATM departments. While at Household Bank, Mr. Stevenson participated in eight bank acquisitions and numerous branch acquisitions or divestitures. He is a certified public accountant and received his B.S.B.A. with a major in accounting from the Ohio State University.

      Craig A. Grube, Executive Vice President — Acquisitions. Prior to joining Portfolio Recovery Associates in March 1998, Mr. Grube was a senior officer and director of Anchor Fence, Inc., a manufacturing and distribution business from 1989 to March 1997, when the company was sold. Between the time of the sale and March 1998, Mr. Grube continued to work for Anchor Fence. Prior to joining Anchor Fence, he managed distressed corporate debt for the FDIC at Continental Illinois National Bank for five years. He received his B.A. degree from Boston College and his M.B.A. degree from the University of Illinois.

      Judith S. Scott, Executive Vice President, General Counsel and Secretary. Prior to joining Portfolio Recovery Associates in March 1998, Ms. Scott held senior positions, from 1991 to March 1998, with Old Dominion University as Director of its Virginia Peninsula campus, from 1985 to 1991, as General Counsel of a computer manufacturing firm; as Senior Counsel in the Office of the Governor of Virginia from 1982 to 1985; as Senior Counsel for the Virginia Housing Development Authority from 1976 to 1982, and as Assistant Attorney General for the Commonwealth of Virginia from 1975 to 1976. Ms. Scott received her

B.S. in business administration from Virginia State University, a post baccalaureate degree in economics from Swarthmore College, and a J.D. from the Catholic University School of Law.

      William P. Brophey, Director. Currently retired, Mr. Brophey has more than 35 years of experience as president and chief executive officer of Brad Ragan, Inc., a (formerly) publicly traded automotive product and service retailer, and as a senior executive at The Goodyear Tire and Rubber Company. Throughout his career, he held numerous field and corporate positions at Goodyear in the areas of wholesale, retail, credit, and sales and marketing, including general marketing manager, commercial tire products. He served as president and chief executive officer and a member of the board of directors of Brad Ragan, Inc. (a 75% owned public subsidiary of Goodyear) from 1988 to 1996, and vice chairman of the board of directors from 1994 to 1996, when he was named vice president, original equipment tire sales world wide at Goodyear. From 1998 until his retirement in 2000, he was again elected president and chief executive officer and vice- chairman of the board of directors of Brad Ragan, Inc. Mr. Brophey has a business degree from Ohio Valley College and attended advanced management programs at Kent State University, Northwestern University, Morehouse College and Columbia University.

      Peter A. Cohen, Director. Mr. Cohen began his career on Wall Street at Reynolds & Co. in 1969. In 1970 he joined the firm, which would later become Shearson Lehman Brothers. In 1981, when Shearson merged with American Express, he was appointed president and chief operating officer. From 1983 to 1990, he served as President, Chairman and CEO of Shearson. Under his leadership, Shearson grew to become the second-largest full-service firm in the securities industry. From 1991 to 1994, Mr. Cohen served as an advisor and vice chairman of the board of Republic New York Corporation. In 1994, he started what is today Ramius Capital Group, an investment management business which currently has $6 billion of assets under management. Cohen has served on numerous boards of directors, including the New York Stock Exchange, the American Express Company, Olivetti SpA, and Telecom SpA. Currently, he sits on the boards of Scientific Games Corporation, The Mount-Sinai-NYU Medical Center & Health System, Kroll Inc., and Titan Corporation. Mr. Cohen has an MBA from Columbia University and a Bachelor’s Degree from Ohio State University.

      David N. Roberts, Director. Mr. Roberts has been with Angelo, Gordon & Co., L.P. (“Angelo Gordon”) since 1993. He currently manages the firm’s private equity and special situations area and was the founder of the firm’s opportunistic real estate area. Mr. Roberts has invested in a wide variety of real estate, corporate and special situations transactions. Prior to joining Angelo Gordon, Mr. Roberts was a principal at Gordon Investment Corporation, a Canadian merchant bank from 1989 to 1993, where he participated in a wide variety of principal transactions including investments in the real estate, mortgage banking and food industries. Prior to joining Gordon Investment Corporation, he worked in the Corporate Finance Department of L.F. Rothschild where he specialized in mergers and acquisitions. He has a B.S. degree in economics from the Wharton School of the University of Pennsylvania.

      Scott M. Tabakin, Director. Mr. Tabakin was elected as a director of Portfolio Recovery Associates on August 1, 2004. Mr. Tabakin is a seasoned financial executive with significant public-company experience. He served as Executive Vice President and CFO of Amerigroup, a managed health-care company, through the fall of 2003; and prior to that was Executive Vice President and CFO of Beverly Enterprises, Inc., the nation’s largest provider of long-term health care. Earlier in his career, Mr. Tabakin was an executive with the accounting firm of Ernst & Young.

      James M. Voss, Director. Mr. Voss has more than 35 years of business experience as a senior financial executive. He currently heads Voss Consulting, Inc., serving as a financial consultant to community banks regarding policy, organization, credit risk management and strategic planning. From 1992 through 1998, he served as a senior executive of First Midwest Bank, holding the positions of executive vice president and chief credit officer. Mr. Voss’ experience includes more than 24 years as a senior executive (1965-1989) with Continental Bank of Chicago, and he has held the position of chief financial officer at Allied Products Corporation (1990-1991), a publicly traded (NYSE) diversified manufacturer. Currently, he serves on the board of Elgin State Bank. Mr. Voss has both an MBA and Bachelor’s Degree from Northwestern University.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

      PRA Investments, L.L.C., one of our principal stockholders and a selling stockholder in this offering, was formed in March 1999 in order to make an investment in our equity. PRA Investments, L.L.C. is a single-investment entity and has never invested or held securities other than the membership units of Portfolio Recovery Associates, L.L.C. and shares of our common stock. AG Funds, L.P. is the managing member of PRA Investments, L.L.C. and owns 1.1% of its outstanding membership interests. David N. Roberts, one of our directors, is a managing director of Angelo Gordon, and maintains an indirect economic interest in Angelo Gordon, but does not exercise voting or investment power over the shares beneficially owned by PRA Investments, L.L.C., AG Funds, L.P., or the entity of which he is a limited partner. See “Principal and Selling Stockholders.”

      With respect to related party transactions we require that written agreements are negotiated and executed between the related party and us. Prior to execution, any such agreement must be reviewed and approved by our board of directors.

PRINCIPAL AND SELLING STOCKHOLDERS

      The following table contains information about the beneficial ownership of our common stock before and after our offering for:

•	each stockholder known by us to own beneficially more than 5% of our common stock;

•	each selling stockholder in this offering;

•	each of our directors;

•	each of our named executive officers; and

•	all directors and executive officers as a group.

      The percentage ownership in the following table is based on shares of common stock outstanding on September 30, 2004.

      Beneficial ownership is determined in accordance with the rules of the SEC. Except as indicated by footnote and subject to community property laws where applicable, to our knowledge the persons named in the table below have sole voting and investment power with respect to all shares of common stock shown as beneficially owned by them. In computing the number of shares beneficially owned by a person and the percentage ownership of that person, all outstanding warrants are deemed outstanding, while such warrants are not deemed outstanding for purposes of computing percentage ownership of any other person.

	Shares Beneficially Owned			Shares Beneficially Owned
	Prior to the Offering		Number of	After the Offering(1)(2)
			Shares
Name of beneficial owner	Number	Percentage	Offered(1)	Number	Percentage

PRA Investments, L.L.C.(3)(4)	3,183,035	20.7%	1,095,487	2,087,548	13.6%
AG Funds, L.P.(3)(5)	1,792,145	11.7%	616,793	1,175,352	7.7%
Veredus Asset Management, LLC(6)	1,322,200	8.6%	0	1,322,200	8.6%
Second Curve Capital, LLC(7)	1,130,065	7.3%	0	1,130,065	7.3%
Steven D. Fredrickson(8)	510,385	3.3%	0	510,385	3.3%
Kevin P. Stevenson(9)	232,860	1.5%	0	232,860	1.5%
Craig A. Grube(9)	178,104	1.2%	0	178,104	1.2%
Judith S. Scott(10)	20,000	*	0	20,000	*
William P. Brophey(11)	2,000	*	0	2,000	*
Peter A. Cohen(11)	2,000	*	0	2,000	*
David N. Roberts(12)	4,500	*	0	4,500	*
Scott M. Tabakin	0	*	0	0	*
James M. Voss(11)	3,000	*	0	3,000	*
All executive officers and directors as a group (9 persons)(12)(13)	952,849	6.1%	0	952,849	6.1%

*	Less than 1%.

(1)	Assumes no exercise of the over-allotment option.

(2)	The selling stockholders have granted the underwriters the option to purchase up to an additional 255,000 shares at the public offering price, less the underwriting discount, within 30 days from the date of this prospectus to cover over-allotments. It is currently contemplated that the selling stockholders would sell shares pursuant to the over-allotment option in approximate proportion to their aggregate beneficial ownership on the date hereof.

(3)	See “Certain Relationships and Related Transactions” for a description of the selling stockholder’s relationship to us.

(4)	Based on information filed in a Schedule 13D with the SEC with an event date of January 1, 2004, in which John M. Angelo, Michael L. Gordon, AG Partners and PRA Investments, LLC are identified as beneficial owners of these shares, with shared power to direct the voting and disposition of the shares. AG Funds, L.P. is the managing member of PRA Investments, L.L.C.

(5)	Based on information filed in a Schedule 13D with the SEC with an event date of January 1, 2004, in which John M. Angelo, Michael L. Gordon and AG Funds, L.P. are identified as beneficial owners of these shares, who have shared power to direct the voting and disposition of the shares. Includes 35,680 shares before the offering and 23,400 shares after the offering indirectly owned by AG Funds, L.P. through its investment in PRA Investments, L.L.C., a Delaware limited liability company. Excludes 3,147,355 shares before the offering, and 2,064,148 shares after the offering, held by PRA Investments, L.L.C. but not owned by AG Funds, L.P. Mr. Roberts, one of our directors, is an employee of Angelo Gordon but does not exercise voting of investment power over the shares beneficially owned by Angelo Gordon, PRA Investments, L.L.C. or AG Funds, L.P.

(6)	Based on information filed in a Schedule 13-F with the SEC for the quarter ended September 30, 2004.

(7)	Based on information filed in a Schedule 13-F with the SEC for the quarter ended June 30, 2004.

(8)	Includes options to purchase 76,000 shares exercisable within 60 days of September 30, 2004.

(9)	Includes options to purchase 42,000 shares exercisable within 60 days of September 30, 2004.

(10)	Includes warrants to purchase 6,000 shares and options to purchase 10,000 shares exercisable within 60 days of September 30, 2004.

(11)	Includes options to purchase 2,000 shares exercisable within 60 days of September 30, 2004.

(12)	Includes options to purchase 2,000 shares exercisable within 60 days of September 30, 2004, but does not include any shares beneficially owned by Angelo Gordon, PRA Investments, L.L.C. or AG Funds, L.P. See “Certain Relationships and Related Transactions.”

(13)	Includes warrants to purchase 6,000 shares and options to purchase 178,000 shares exercisable within 60 days of September 30, 2004.

DESCRIPTION OF CAPITAL STOCK

General

      Our authorized capital stock consists of 30,000,000 shares of common stock, $0.01 par value per share, and 2,000,000 shares of preferred stock, $0.01 par value per share. As of September 30, 2004 we had 15,352,475 shares of common stock issued and outstanding.

      The following description of our capital stock is qualified in its entirety by reference to our certificate of incorporation, a copy of which is filed as an exhibit to the registration statement of which this prospectus is a part.

Common Stock

      We have a single class of common stock. Holders of our common stock are entitled to one vote per share on all matters submitted to a vote of stockholders generally. Stockholders have no right to cumulate their votes in the election of directors. Accordingly, holders of a majority of the outstanding shares of our common stock entitled to vote in any election of directors may elect all of the directors standing for election. Our certificate of incorporation gives the holders of our common stock no preemptive or other subscription or conversion rights, and there are no redemption provisions with respect to the shares. All outstanding shares of our common stock are, and the shares issued upon exercise of warrants by certain of the selling stockholders in this offering will be, when issued and paid for, validly issued, fully paid and non-assessable.

Preferred Stock

      Our certificate of incorporation authorizes the board of directors at any time, and from time to time, to issue shares of preferred stock in one or more series, with such designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions thereof, as the board of directors may determine, subject to the limitations prescribed by law and the certificate of incorporation. If any shares of preferred stock are issued, a certificate of designation, setting forth the series of such preferred stock and the rights, privileges and limitations of the holders of the preferred stock will be filed with the Secretary of State of the State of Delaware.

Warrants

      In March 1999, in connection with an internal reorganization of Portfolio Recovery Associates, L.L.C., warrants to purchase 2,000,000 membership units were issued and additional warrants to purchase 235,000 membership units were issued thereafter. Exercise prices of the warrants ranged from $3.60 to $10.00 with a current weighted average exercise price of $4.20 per share. In connection with our reorganization, all of the issued and outstanding warrants were exchanged by the respective holders for comparable warrants to purchase an aggregate of 2,235,000 shares of our common stock at the same respective exercise prices. As of September 30, 2004, 61,000 warrants with a weighted average exercise price of $4.20 per share remained unexercised.

Options

      Our Amended and Restated 2002 Stock Option Plan and 2004 Restricted Stock Plan became effective in May 2004. A total of 2,000,000 authorized shares of common stock are reserved for issuance under our plan. Under our plan we may grant nonqualified or incentive stock options and/or restricted stock to our officers, directors and employees. As of September 30, 2004, we have awarded 75,395 shares of restricted stock and 895,000 shares of stock underlying stock options to our executive officers, employees and directors under our plan.

Limitations on Liability of Officers and Directors

      Our certificate of incorporation provides that our directors shall not be personally liable to us or our stockholders for monetary damages for breach of fiduciary duty as a director, except for liability for:

•	any breach of the director’s duty of loyalty to us or our stockholders;

•	acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law;

•	payments of dividends or stock purchases or redemptions in violation of Section 174 of the Delaware General Corporation Law; and

•	any transaction from which the director derived an improper personal benefit.

      Our certificate of incorporation and by-laws also provide for indemnification of our officers and directors to the fullest extent permitted by Delaware law, including some instances in which indemnification is otherwise discretionary under Delaware law. We must indemnify our directors and officers with respect to all expenses, liability and losses reasonably incurred or suffered in any action, suit or proceeding in which the person was or is made or threatened to be made a party or is otherwise involved by reason of the fact that the person is or was our director or officer. We are obligated to pay the reasonable expenses of the directors or officers incurred in defending the proceedings if the indemnified party agrees to repay all amounts advanced by us if it is ultimately determined that the indemnified party is not entitled to indemnification. We also maintain customary insurance covering directors and officers. We believe that these provisions are essential to attracting and retaining qualified persons as directors and officers.

      There is no pending litigation or proceeding involving any of our directors or officers as to which indemnification is being sought. In addition, we are not aware of any threatened litigation that may result in claims for indemnification by any officer or director.

Restrictive Provisions of By-laws and Certificate of Incorporation

      Our certificate of incorporation and by-laws contain provisions that may make it more difficult, expensive or otherwise discourage a tender offer or a change in control or takeover attempt by a third-party, even if such a transaction would be beneficial to our stockholders. The existence of these provisions may have a negative impact on the price of our common stock by discouraging third-party investors from purchasing our common stock. In particular, our certificate of incorporation and by-laws include provisions that:

•	classify our board of directors into three groups, each of which, after an initial transition period, will serve for staggered three-year terms;

•	permit a majority of the stockholders to remove our directors only for cause;

•	permit our directors, and not our stockholders, to fill vacancies on our board of directors;

•	require stockholders to give us advance notice to nominate candidates for election to our board of directors or to make stockholder proposals at a stockholders’ meeting;

•	permit a special meeting of our stockholders be called only by approval of a majority of the directors, the chairman of the board of directors, the chief executive officer, the president or the written request of 30% of our stockholders;

•	permit our board of directors to issue, without approval of our stockholders, preferred stock with such terms as our board of directors may determine;

•	permit the authorized number of directors to be changed only by a resolution of the board of directors; and

•	require the vote of the holders of a majority of our voting shares for stockholder amendments to our by-laws.

      Our certificate of incorporation also precludes an interested stockholder, generally a holder of 15% of our common stock, from engaging in a merger, asset sale or other business combination with us for a period of three years after the date of the transaction in which the person became an interested stockholder, unless one of the following occurs:

•	prior to the time the stockholder became an interested stockholder, the board of directors approved either the business combination or the transaction which resulted in the person becoming an interested stockholder;

•	the stockholder owned at least 85% of the outstanding voting stock of the corporation, excluding shares held by directors who were also officers or held in certain employee stock plans, upon consummation of the transaction which resulted in a stockholder becoming an interested stockholder; and

•	the business combination was approved by the board of directors and by two-thirds of the outstanding voting stock of the corporation, excluding shares held by the interested stockholder.

      In general, our current major stockholders and their affiliates and transferees are excepted from these limitations.

      Our by-laws require that, subject to certain exceptions, any stockholder desiring to propose business or nominate a person to the board of directors at a stockholders meeting must give notice of any proposals or nominations within a specified time frame. These provisions may have the effect of precluding a nomination for the election of directors or the conduct of business at a particular annual meeting if the proper procedures are not followed or may discourage or deter a third-party from conducting a solicitation of proxies to elect its own slate of directors or otherwise attempting to obtain control of us, even if the conduct of such solicitation or such attempt might be beneficial to us and our stockholders. For us to include a proposal in our annual proxy statement, the proponent and the proposal must comply with the proxy proposal submission rules of the SEC.

      Our certificate of incorporation provides that it will require the vote of the holders of at least a majority of the shares entitled to vote in the election of directors to remove a director and only for cause. In addition, stockholders can amend or repeal our by-laws only with the vote of the holders of at least a majority of our outstanding common stock. In addition, our certificate of incorporation has established that we will have a classified board of directors. A classified board is one in which a group or class of directors is elected on a rotating basis each year. This method of electing directors makes changes in the composition of the board of directors lengthier, which consequently would make a change in control of a corporation a lengthier and more difficult process.

Transfer Agent and Registrar

      The transfer agent and registrar for our common stock is Continental Stock Transfer and Trust Company.

UNDERWRITING

      William Blair & Company, L.L.C., Piper Jaffray & Co. and America’s Growth Capital, LLC, as the underwriters, have severally agreed, subject to the terms and conditions set forth in the underwriting agreement by and among the underwriters, the selling stockholders and us, to purchase from the selling stockholders, the respective number of shares of common stock set forth opposite each underwriter’s name in the table below.

Underwriter	Number of Shares

William Blair & Company, L.L.C.	1,003,000
Piper Jaffray & Co.	493,000
America’s Growth Capital, LLC	204,000
Total	1,700,000

      This offering will be underwritten on a firm commitment basis. In the underwriting agreement, the underwriters have agreed, subject to the terms and conditions set forth therein, to purchase the shares of common stock being sold pursuant this prospectus at a price per share equal to the public offering price less the underwriting discount specified on the cover page of this prospectus. According to the terms of the underwriting agreement, the underwriters either will purchase all of the shares or none of them. In the event of default by any underwriter, in certain circumstances, the purchase commitments of the non-defaulting underwriters may be increased or the underwriting agreement may be terminated. In the underwriting agreement, we and the selling stockholders have made certain representations and warranties to the underwriters and have agreed to indemnify them and their controlling persons against certain liabilities, including liabilities under the Securities Act, or to contribute to payments the underwriters may be required to make in respect thereof.

      The representatives of the underwriters have advised us and the selling stockholders that the underwriters propose to offer the common stock to the public initially at the public offering price set forth on the cover page of this prospectus and to selected dealers at such price less a concession of not more than $0.95 per share. The underwriters may allow, and such dealers may re-allow, a concession not in excess of $0.10 per share to certain other dealers. The underwriters will offer the shares subject to prior sale and subject to receipt and acceptance of the shares by the underwriters. The underwriters may reject any order to purchase shares in whole or in part. The underwriters expect that the selling stockholders will deliver the shares to the underwriters through the facilities of The Depository Trust Company in New York, New York on or about November 23, 2004. At that time, the underwriters will pay the selling stockholders for the shares in immediately available funds. After commencement of the public offering, the underwriters may change the public offering price and other selling terms.

      The selling stockholders granted the underwriters an option, exercisable within 30 days after the date of this prospectus, to purchase up to an aggregate of 255,000 additional shares of common stock at the same price per share to be paid by the underwriters for the other shares offered hereby solely for the purpose of covering over-allotments. If the underwriters purchase any such additional shares pursuant to this option, each of the underwriters will be committed to purchase such additional shares in approximately the same proportion as set forth in the table above. The underwriters may exercise the option only for the purpose of covering excess sales, if any, made in connection with the distribution of the shares of common stock offered hereby. The underwriters will offer any additional shares that they purchase on the terms described in the preceding paragraph.

      The following table summarizes the compensation to be paid by the selling stockholders to the underwriters. This information assumes either no exercise or full exercise by the underwriters of their over-allotment option:

		Without
		Over-	With Over-
	Per Share	Allotment	Allotment

Public offering price	$34.50	$58,650,000	$67,447,500
Underwriting discounts	$1.68	$2,856,000	$3,284,400
Proceeds to the selling stockholders	$32.82	$55,794,000	$64,163,100

      The selling stockholders will pay all expenses of the offering, that otherwise would have been incurred by us. In addition, the selling stockholders will pay the underwriting discount to the underwriters. We estimate that the total expenses for this offering will be approximately $500,000.

      We, each of our directors and executive officers and Angelo, Gordon & Co., L.P. (on behalf of itself, AG Funds, L.P. and PRA Investments, L.L.C.), who in the aggregate have the right of disposition for 4,008,349 shares of common stock (as of September 30, 2004 but giving effect to this offering), have agreed, subject to limited exceptions, for a period of 90 days after the date of this prospectus, not to, without the prior written consent of William Blair & Company, L.L.C.:

•	directly or indirectly, offer, sell (including “short” selling), assign, transfer, encumber, pledge, contract to sell, grant an option to purchase, establish an open “put equivalent position” within the meaning of Rule 16a-1(h) under the Exchange Act, or otherwise dispose of any shares of common stock or securities convertible or exchangeable into, or exercisable for, common stock held of record or beneficially owned (within the meaning of Rule 13d-3 under the Exchange Act); and

•	enter any swap or other arrangement that transfers all or a portion of the economic consequences associated with the ownership of any common stock.

      This agreement does not extend to bona fide gifts to immediate family members of such persons who agree to be bound by such restrictions, or to limited partners or stockholders, who agree to be bound by such restrictions. In determining whether to consent to a transaction prohibited by these restrictions, the underwriters will take into account various factors, including the number of shares requested to be sold, the anticipated manner and timing of sale, the potential impact of the sale on the market for the common stock, and market conditions generally. We may grant options and issue common stock under existing stock option plans and issue unregistered shares in connection with any outstanding convertible securities or options during the lock-up period. The representatives have informed us that this agreement will not extend to planned selling under Rule 10b5-1 for Messrs. Fredrickson, Stevenson and Grube. Messrs. Fredrickson, Stevenson and Grube entered into Rule 10b5-1 plans on February 18, 2004 to sell a maximum of 33,000 shares of our common stock per individual. The plans terminate on December 31, 2004 and there are currently an aggregate of 8,750 shares eligible for sale remaining under their plans prior to their termination.

      The underwriters have informed us that they will not confirm, without client authorization, sales to their client accounts as to which they have discretionary authority. The underwriters have also informed us that they intend to deliver all copies of this prospectus via hand delivery or through mail or courier services and only printed forms of the prospectus are intended to be used.

      In connection with this offering, the underwriters and other persons participating in this offering may engage in transactions which affect the market price of the common stock. These may include stabilizing and over-allotment transactions and purchases to cover syndicate short positions. Stabilizing transactions consist of bids or purchases for the purpose of pegging, fixing or maintaining the price of the common stock. An over-allotment involves selling more shares of common stock in this offering than are specified on the cover page of this prospectus, which results in a syndicate short position. The underwriters may cover this short position by purchasing common stock in the open market or by exercising all or part of their over-allotment option. In addition, the underwriters may impose a penalty bid. This allows the underwriters to reclaim the selling concession allowed to an underwriter or selling group member if common stock sold by such underwriter or selling group member in this offering is repurchased by the underwriters in stabilizing or syndicate short covering transactions. These transactions, which may be effected on the Nasdaq National Market or otherwise, may stabilize, maintain or otherwise affect the market price of the common stock and could cause the price to be higher than it would be without these transactions. The underwriters and other participants in this offering are not required to engage in any of these activities and may discontinue any of these activities at any time without notice. We, the selling stockholders and the underwriters make no representation or prediction as to whether the underwriters will engage in such transactions or choose to discontinue any transactions engaged in or as to the direction or magnitude of any effect that these transactions may have on the price of the common stock.

      One or more of the underwriters currently act as a market maker for the common stock and may engage in “passive market making” in such securities on the Nasdaq National Market in accordance with Rule 103 of Regulation M under the Exchange Act. Rule 103 permits, upon the satisfaction of certain conditions, underwriters participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Regulation M would otherwise prohibit such activity. Rule 103 prohibits underwriters engaged in passive market making generally from entering a bid or effecting a purchase price that exceeds the highest bid for those securities displayed on the Nasdaq National Market by a market maker that is not participating in the distribution. Under Rule 103, each underwriter engaged in passive market making is subject to a daily net purchase limitation equal to the greater of (i) 30% of such entity’s average daily trading volume during the two full calendar months immediately preceding, or any 60 consecutive calendar days ending within the ten calendar days preceding, the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed or (ii) 200 shares of common stock.

      Each of the selling stockholders may be deemed an affiliate of AG BD LLC, which is a member of the National Association of Securities Dealers, Inc. (the “NASD”). Because an affiliate of a NASD member that has participated in the preparation of this prospectus may receive some of the proceeds of this offering, this offering is being conducted in accordance with Rule 2720 of the NASD.

      Our common stock is listed on the Nasdaq National Market under the symbol “PRAA.”

      In the ordinary course of business, some of the underwriters and their affiliates have provided, and may in the future provide, investment banking, commercial banking and other services to us for which they have received, and may in the future receive, customary fees or other compensation. In addition, certain mutual funds affiliated with, and certain discretionary accounts advised by William Blair & Company, L.L.C. beneficially own shares of our common stock.

LEGAL MATTERS

      The validity of the common stock offered hereby has been passed upon for us by Swidler Berlin Shereff Friedman, LLP, New York, New York. Certain legal matters in connection with this offering will be passed upon for the underwriters by Sidley Austin Brown & Wood LLP, Chicago, Illinois.

EXPERTS

      The financial statements as of December 31, 2003 and 2002 and for each of the three years in the period ended December 31, 2003 included in this prospectus, have been so included in reliance on the report of PricewaterhouseCoopers LLP, an independent registered public accounting firm, given on the authority of said firm as experts in auditing and accounting.

WHERE YOU CAN FIND MORE INFORMATION

      We have filed with the SEC, a registration statement on Form S-3 under the Securities Act, including the exhibits with the registration statement, with respect to the shares offered by this prospectus. This prospectus does not contain all the information contained in the registration statement. For further information with respect to us and shares to be sold in this offering, we refer you to the registration statement. Statements contained in this prospectus as to the contents of any contract, agreement or other document to which we make reference are not necessarily complete. In each instance, we refer you to the copy of the contract, agreement or other document filed as an exhibit to the registration statement, each statement being qualified in all respects by the more complete description of the matter involved.

      We are also subject to the informational requirements of the Securities Exchange Act, and in accordance therewith file reports, proxy statements and other information with the SEC.

      You may read a copy or any portion of the registration statement or any reports, statements or other information we file at the SEC’s public reference room at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the SEC at 1-800-SEC-0330 for further information on the operation of the public reference room. You can receive copies of these documents upon payment of a duplicating fee by writing to the SEC. Our SEC filings, including the registration statement, will also be available to you on the SEC’s Internet site at http://www.sec.gov.

DOCUMENTS INCORPORATED BY REFERENCE

      The SEC allows us to incorporate by reference certain of our publicly-filed documents into this prospectus, which means that information included in these documents is considered part of this prospectus. We incorporate by reference in this prospectus the information contained in the following documents:

•	our Annual Report on Form 10-K for the year ended December 31, 2003, filed with the SEC on February 18, 2004, and an amendment to the Annual Report on Form 10-K/A for the year ended December 31, 2003, filed with the SEC on March 29, 2004;

•	our Proxy Statement dated April 16, 2004, filed with the SEC on April 12, 2004, in connection with our Annual Meeting of Stockholders held on May 12, 2004;

•	our Quarterly Report on Form 10-Q for the quarterly period ended March 31, 2004, filed with the SEC on April 21, 2004;

•	our Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2004, filed with the SEC on July 30, 2004;

•	our Quarterly Report on Form 10-Q for the quarterly period ended September 30, 2004, filed with the SEC on October 25, 2004;

•	our Current Report on Form 8-K, filed with the SEC on February 9, 2004;

•	our Current Report on Form 8-K, filed with the SEC on April 20, 2004;

•	our Current Report on Form 8-K, filed with the SEC on July 22, 2004;

•	our Current Report on Form 8-K, filed with the SEC on July 28, 2004;

•	our Current Report on Form 8-K, filed with the SEC on October 7, 2004;

•	our Current Report on Form 8-K, filed with the SEC on October 21, 2004;

•	our Current Report on Form 8-K, filed with the SEC on November 2, 2004;

•	the description of our common stock in our registration statement on Form 8-A filed with the SEC on October 10, 2002, including any amendments or reports filed for the purpose of updating such description; and all documents that we subsequently file with the SEC under Sections 13(a), 13(c),

14 or 15(d) of the Exchange Act until all of the securities that may be offered with this prospectus are sold.

      We will furnish without charge to you, on written or oral request, a copy of any or all of the documents incorporated by reference, other than the exhibits to those documents. You may obtain copies of those documents from us, free of cost, by contacting us at the address or telephone number provided in “Where You Can Find More Information” immediately above.

      Information that we file later with the SEC and that is incorporated by reference in this prospectus will automatically update information contained in this prospectus or that was previously incorporated by reference into this prospectus. You will be deemed to have notice of all information incorporated by reference in this prospectus as if that information was included in this prospectus.

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To Board of Directors and Stockholders

Portfolio Recovery Associates, Inc.

      In our opinion, the accompanying consolidated statements of financial position and the related consolidated statements of operations, changes in stockholders’ equity, and of cash flows present fairly, in all material respects, the financial position of Portfolio Recovery Associates, Inc. and its subsidiaries (the “Company”) at December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America. These financial statements are the responsibility of the Company’s management; our responsibility is to express an opinion on these financial statements based on our audits. We conducted our audits of these statements in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

/s/ PRICEWATERHOUSECOOPERS LLP

PricewaterhouseCoopers LLP

Harrisburg, Pennsylvania

February 6, 2004

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2002 and 2003

	2002	2003

ASSETS
Cash and cash equivalents	$17,938,730	$24,911,841
Finance receivables, net	65,526,235	92,568,557
Property and equipment, net	3,794,254	5,166,380
Deferred tax asset	—	2,009,426
Income tax receivable	—	351,861
Other assets	1,029,196	1,385,706

Total assets	$88,288,415	$126,393,771

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable	$1,370,404	$1,290,332
Accrued expenses	760,211	513,687
Income taxes payable	937,231	—
Accrued payroll and bonuses	2,861,336	3,233,409
Deferred tax liability	286,882	—
Long-term debt	965,582	1,656,972
Obligations under capital lease	499,151	551,325

Total liabilities	7,680,797	7,245,725
Commitments and contingencies (Note 15)
Stockholders’ equity:
Preferred stock, par value $0.01, authorized shares, 2,000,000, issued and outstanding — 0	—	—
Common stock, par value $0.01, authorized shares, 30,000,000, issued and outstanding shares — 13,520,000 at December 31, 2002, and 15,294,676 at December 31, 2003	135,200	152,947
Additional paid in capital	78,308,754	96,117,932
Retained earnings	2,163,664	22,877,167

Total stockholders’ equity	80,607,618	119,148,046

Total liabilities and stockholders’ equity	$88,288,415	$126,393,771

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF OPERATIONS
For the years ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Revenues:
Income recognized on finance receivables	$31,220,857	$53,802,718	$81,796,209
Commissions	214,539	1,944,428	3,131,054
Net gain on cash sales of defaulted consumer receivables	900,916	100,156	—

Total revenue	32,336,312	55,847,302	84,927,263
Operating expenses:
Compensation and employee services	15,644,460	21,700,918	28,986,795
Outside legal and other fees and services	3,627,135	8,092,460	14,147,394
Communications	1,644,557	1,914,557	2,772,110
Rent and occupancy	712,400	799,323	1,189,379
Other operating expenses	1,265,132	1,436,438	1,932,055
Depreciation	676,677	940,352	1,444,825

Total operating expenses	23,570,361	34,884,048	50,472,558

Income from operations	8,765,951	20,963,254	34,454,705
Other income and (expense):
Interest income	65,362	21,548	60,173
Loss on extinguishment of debt	(423,305)	—	—
Interest expense	(2,781,674)	(2,446,620)	(602,072)

Income before income taxes	5,626,334	18,538,182	33,912,806
Provision for income taxes	—	1,473,073	13,199,303

Net income	$5,626,334	$17,065,109	$20,713,503

Pro forma income taxes (unaudited)	2,100,609	5,693,788

Pro forma net income (unaudited)	$3,525,725	$11,371,321

Pro forma net income per common share (unaudited)
Basic	$0.35	$1.08
Diluted	$0.31	$0.94
Net income per common share
Basic			$1.42
Diluted			$1.32
Weighted average number of shares outstanding
Basic	10,000,000	10,529,452	14,545,985
Diluted	11,457,741	12,066,202	15,711,956

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS’ EQUITY
For the years ended December 31, 2001, 2002 and 2003

					Accumulated
			Additional		Other	Total
	Members’	Common	Paid in	Retained	Comprehensive	Stockholders’
	Equity	Stock	Capital	Earnings	Loss	Equity

Balance at December 31, 2000	$22,705,406	$—	$—	$—	$—	$22,705,406
Net income	5,626,334	—	—	—	—	5,626,334
Unrealized loss on interest rate swap	—	—	—	—	(377,303)	(377,303)

Total comprehensive income						5,249,031
Distributions	(202,931)	—	—	—	—	(202,931)

Balance at December 31, 2001	28,128,809	—	—	—	(377,303)	27,751,506
Net income	14,901,445	—	—	2,163,664	—	17,065,109
Reclassification adjustment on interest rate swap	—	—	—	—	377,303	377,303

Total comprehensive income						17,442,412
Proceeds from the initial public offering, net of expenses	—	34,700	40,245,184	—	—	40,279,884
Exercise of warrants	—	500	209,500	—	—	210,000
Recapitalization	(37,480,724)	100,000	37,480,724	—	—	100,000
Stock-based compensation income tax benefits	—	—	373,346	—	—	373,346
Distributions	(5,549,530)	—	—	—	—	(5,549,530)

Balance at December 31, 2002	—	135,200	78,308,754	2,163,664	—	80,607,618
Net income	—	—	—	20,713,503	—	20,713,503
Exercise of stock options and warrants	—	17,747	1,377,148	—	—	1,394,895
Stock-based compensation income tax benefits, net of offering expenses	—	—	16,432,030	—	—	16,432,030

Balance at December 31, 2003	$—	$152,947	$96,117,932	$22,877,167	$—	$119,148,046

The accompanying notes are an integral part of these financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the years ended December 31, 2001, 2002 and 2003

	2001	2002	2003

Operating activities:
Net income	$5,626,334	$17,065,109	$20,713,503
Adjustments to reconcile net income to cash provided by operating activities:
Increase in equity from vested options	—	124,386	422,127
Income tax benefit related to stock option exercise	—	248,960	16,396,867
Depreciation	676,677	940,352	1,444,825
Loss on extinguishment of debt	423,305	—	—
Deferred tax expense (benefit), net	—	286,882	(2,296,308)
Gain on sales of finance receivables, net	(900,916)	(100,156)	—
Gain on disposal of property and equipment	(1,766)	—	—
Changes in operating assets and liabilities:
Other assets	(730,230)	(67,824)	(356,510)
Accounts payable	131,382	1,082,269	(80,072)
Income taxes	—	937,231	(1,289,092)
Accrued expenses	308,168	137,180	(246,524)
Accrued payroll and bonuses	963,780	1,186,965	372,073

Net cash provided by operating activities	6,496,734	21,841,354	35,080,889

Cash flows from investing activities:
Purchases of property and equipment	(1,279,356)	(1,316,132)	(2,454,138)
Acquisition of finance receivables, net of buybacks	(33,571,212)	(42,990,924)	(62,298,316)
Collections applied to principal on finance receivables	21,926,815	25,450,833	35,255,994
Proceeds from sale of finance receivables, net of allowances for returns	5,682,946	100,756	—

Net cash used in investing activities	(7,240,807)	(18,755,467)	(29,496,460)

Cash flows from financing activities:
Proceeds from initial public offering, net of offering costs	—	40,379,884	—
Proceeds from exercise of options and warrants	—	210,000	1,394,895
Public offering costs	—	—	(386,964)
Distribution of capital	(202,931)	(5,549,530)	—
Net proceeds (payments) from lines of credit	2,833,579	(25,000,000)	—
Proceeds from long-term debt	107,000	500,000	975,000
Payments on long-term debt	(70,235)	(102,850)	(283,610)
Payments on capital lease obligations	(334,420)	(365,060)	(310,639)

Net cash provided by financing activities	2,332,993	10,072,444	1,388,682

Net increase in cash and cash equivalents	1,588,920	13,158,331	6,973,111
Cash and cash equivalents, beginning of period	3,191,479	4,780,399	17,938,730

Cash and cash equivalents, end of period	$4,780,399	$17,938,730	$24,911,841

Supplemental disclosure of cash flow information:
Cash paid for interest	$2,821,784	$2,698,782	$281,332
Cash paid for income taxes	$—	$—	$389,600
Noncash investing and financing activities:
Capital lease obligations incurred	555,988	38,896	362,813
Basis — swap contract	377,303	(377,303)	—

The accompanying notes are an integral part of these financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.	Organization and Business:

      Portfolio Recovery Associates, Inc. was formed in August 2002. On November 8, 2002, Portfolio Recovery Associates, Inc. completed its initial public offering (“IPO”) of common stock. As a result, all of the membership units and warrants of Portfolio Recovery Associates, LLC (“PRA”) were exchanged on a one to one basis for warrants and shares of a single class of common stock of Portfolio Recovery Associates, Inc. (“PRA Inc”). Another subsidiary, PRA II, was dissolved immediately prior to the IPO. PRA Inc, a Delaware corporation, and its subsidiaries (collectively, the “Company”) purchase, collect and manage portfolios of defaulted consumer receivables. The defaulted consumer receivables the Company collects are either purchased from the Debt Sellers or are collected on behalf of clients on a commission fee basis. This is primarily accomplished by maintaining a staff of collectors whose purpose is to contact the customers and arrange payment of the debt. Secondarily, PRA has contracted with independent attorneys, with which the Company can undertake legal action in order to satisfy the outstanding debt.

      On December 22, 1999, PRA formed a wholly owned subsidiary, PRA AG Funding, LLC, whose name was changed to PRA Funding, LLC in 2003, and is the sole initial member. The Company was organized for the sole purpose of facilitating the purchase of portfolios of delinquent or charged off consumer credit accounts.

      On December 28, 1999, PRA formed a wholly owned subsidiary, PRA Holding I, LLC (“PRA Holding I”), and is the sole initial member. PRA Holding I is organized for the sole purpose of holding the real property in Hutchinson, Kansas (see Note 11) and Norfolk, Virginia.

      On June 1, 2000, PRA formed a wholly owned subsidiary, PRA Receivables Management, LLC (d/b/a Anchor Receivables Management, LLC) (“Anchor”) and was the sole initial member. Anchor is organized as a contingent collection agency and contracts with holders of finance receivables to attempt collection efforts on a contingent basis for a stated period of time. Anchor became fully operational during April 2001. PRA, Inc purchased the equity interest in Anchor from PRA immediately after the IPO.

      On June 12, 2001, PRA formed a wholly owned subsidiary, PRA III, LLC (“PRA III”) and is the sole initial member. PRA III is organized for the sole purpose of facilitating the purchase of portfolios of delinquent or charged off consumer credit accounts, which purchases are financed by loans from an institutional lender. PRA III was a named borrower under a $25 million loan facility (see Note 7). PRA III was formed under the laws of the Commonwealth of Virginia and will exist in perpetual existence under those laws.

      PRA Funding, LLC and PRA III were dissolved into PRA on November 24, 2003.

2.	Summary of Significant Accounting Policies:

      Principles of accounting and consolidation: The consolidated financial statements of the Company are prepared in accordance with accounting standards generally accepted in the United States of America and include the accounts of PRA, PRA Holding I, PRA Funding, PRA III, and Anchor. All significant intercompany accounts and transactions have been eliminated.

      Cash and cash equivalents: The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

      Finance receivables and income recognition: The Company accounts for its investment in finance receivables using the interest method under the guidance of Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools of relatively homogenous accounts are established. Once a static pool is established, the receivable accounts in the pool are not changed. Each static pool is recorded at cost, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Income on finance receivables is accrued monthly based on each static pool’s effective

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

interest rate. This interest rate is estimated and periodically recalculated based on the timing and amount of anticipated cash flows using the Company’s proprietary collection model. Monthly cash flows greater than the interest accrual will reduce the carrying value of the static pool.

      Likewise, monthly cash flows that are less than the monthly accrual will accrete the carrying balance. Each pool is reviewed monthly and compared to the Company’s models to ensure complete amortization of the carrying balance at the end of each pool’s life.

      In the event that cash collections would be inadequate to amortize the carrying balance, an impairment charge would be taken with a corresponding write-off of the receivable balance. Accordingly, we do not maintain an allowance for credit losses.

      The agreements to purchase the aforementioned receivables include general representations and warranties from the sellers covering account holder death or bankruptcy and accounts settled or disputed prior to sale. The representation and warranty period permitting the return of these accounts from the Company to the seller is typically 90 to 180 days.

      Commissions: The Company also receives commission revenue for collections made on behalf of clients, which may be credit originators or other owners of defaulted consumer receivables. These portfolios are owned by the clients; however, the collection effort is outsourced to the Company under a commission fee arrangement based upon the amount the Company collects. Revenue is recognized at the time customer funds are collected. A loss reserve or allowance amount will be created if there is doubt that fees billed to the client for services rendered will not be paid.

      Net gain on cash sales of finance receivables: Gains on sale of finance receivables, representing the difference between the sales price and the unamortized value of the finance receivables, are recognized when finance receivables are sold.

      The Company applies a financial components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, eliminates financial assets when control has been surrendered, and eliminates liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings.

      Property and equipment: Property and equipment, including improvements that significantly add to the productive capacity or extend useful life, are recorded at cost, while maintenance and repairs are expensed currently. Property and equipment are depreciated over their useful lives using the straight-line method of depreciation. Software and computer equipment are depreciated over three to five years. Furniture and fixtures are depreciated over five years. Equipment is depreciated over five to seven years. Leasehold improvements are depreciated over the remaining life of the leased property, which ranges from three to seven years. Building improvements are depreciated over ten to thirty-nine years.

      Income taxes: Taxes are provided on substantially all income and expense items included in earnings, regardless of the period in which such items are recognised for tax purposes. The Company uses an asset and liability approach that requires the recognition of deferred tax assets and liabilities for the estimated future tax consequences of events that have been recognized in the Company’s financial statements or tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates. The effect on deferred taxes of a change in tax rates is recognized in income in the period that includes the enactment date. For periods presented prior to the IPO, including the ten months ended October 31, 2002, the tax accounts are pro forma disclosures only and not recorded on the books of the Company.

      Advertising costs: Advertising costs are expensed when incurred.

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Operating leases: General abatements or prepaid leasing costs are recognized on a straight-line basis over the life of the lease.

      Capital leases: Leases are analyzed to determine if they meet the definition of a capital lease as defined in SFAS No. 13, “Accounting for Leases”. Those lease arrangements that meet one of the four criteria are considered capital leases. As such, the leased asset is capitalized and depreciated per Company policy. The lease is recorded as a liability with each payment amortizing the principal balance and a portion classified as interest expense.

      Stock-based compensation: The Company applied the intrinsic value method provided for under Accounting Principles Board Opinion (“APB”) No. 25, “Accounting for Stock Issued to Employees,” for all warrants issued to employees prior to January 1, 2002. For warrants and options issued to non-employees, the Company followed the fair value method of accounting as prescribed under SFAS No. 123, “Accounting for Stock Based Compensation” (“SFAS 123”). On January 1, 2002 the Company adopted SFAS 123 on a prospective basis for all warrants and options granted and reported the change in accounting principle using the retroactive restatement method as prescribed in SFAS No. 148 “Accounting for Stock-Based Compensation — Transition and Disclosure.” For warrants issued to employees prior to January 1, 2002, pro forma net income assuming the warrants were accounted for as prescribed by SFAS 123, has been disclosed in Note 12 to the financial statements.

      Pro forma earnings per share: Basic earnings per share reflect net income adjusted for the pro forma income tax provision divided by the weighted average number of shares outstanding. Diluted earnings per share include the effect of dilutive stock options during the period. As of December 31, 2003, 55,000 stock options issued under the 2002 Stock Option Plan were antidilutive. These options may become dilutive in future years.

      Use of estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

      Significant estimates have been made by management with respect to the collectibility of future cash flows of portfolios. Actual results could differ from these estimates making it reasonably possible that a change in these estimates could occur within one year. On a monthly basis, management reviews the estimate of future collections, and it is reasonably possible that its assessment of collectibility may change based on actual results and other factors.

      Fair value of financial instruments: The company’s financial instruments consist of cash and cash equivalents, finance receivables, net, long-term debt, and obligations under capital leases. The fair value of cash and cash equivalents, long-term debt and obligations under capital leases approximates their respective carrying values. The Company considers it not practicable to perform a fair value calculation of the finance receivables due to the excessive cost that would be incurred.

      Reclassifications: Certain 2001 and 2002 amounts have been reclassified to conform to the 2003 presentation.

      Recent Accounting Pronouncements: In January 2003, the FASB issued FIN No. 46, Consolidation of Variable Interest Entities. FIN No. 46 is an interpretation of ARB No. 51 and addresses consolidation by business enterprises of variable interest entities (“VIEs”). This interpretation is based on the theory that an enterprise controlling another entity through interests other than voting interests should consolidate the controlled entity. Business enterprises are required under the provisions of this interpretation to identify VIEs, based on specified characteristics, and then determine whether they should be consolidated. An enterprise that holds a majority of the variable interests is considered the primary beneficiary, the

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

enterprise that should consolidate the VIE. The primary beneficiary of a VIE is also required to include various disclosures in interim and annual financial statements. Additionally, an enterprise that holds a significant variable interest in a VIE, but that is not the primary beneficiary, is also required to make certain disclosures. This interpretation is effective for all enterprises with variable interest in VIEs created after January 31, 2003. A public entity with variable interests in a VIE created before February 1, 2003, is required to apply the provisions of this interpretation to that entity by the end of the first interim or annual reporting period beginning after June 15, 2003. The adoption of this interpretation did not have a material impact on the Company’s financial position or the results of operations.

      In October 2003, the American Institute of Certified Public Accountants (“AICPA”) issued Statement of Position (“SOP”) 03-03, “Accounting for Loans or Certain Securities Acquired in a Transfer.” The SOP proposes guidance on accounting for differences between contractual and expected cash flows from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. The SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP would limit the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio’s initial cost of accounts receivable acquired. The SOP would require that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. The SOP would freeze the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, effective January 1, 2005, the carrying value of a portfolio would be written down to maintain the then-current IRR. The SOP also amends Practice Bulletin 6 in a similar manner and applies to all loans acquired prior to January 1, 2005. Increases in expected future cash flows would be recognized prospectively through an upward adjustment of the IRR over a portfolio’s remaining life. Any increased yield then becomes the new benchmark for impairment testing. The SOP provides that previously issued annual financial statements would not need to be restated. Historically, as the Company has applied the guidance of AICPA Practice Bulletin 6, the Company has moved yields upward and downward as appropriate under that guidance. However, since the new SOP guidance does not permit yields to be lowered, under either the revised Practice Bulletin 6 or SOP 03-03, it will increase the probability of the Company having to incur impairment charges in the future, which could reduce its profitability and negatively impact its stock price.

3.	Finance Receivables:

      As of December 31, 2002 and 2003, the Company had $65,526,235 and $92,568,557, respectively, remaining of finance receivables. These amounts represent 330 and 412 pools of accounts as of December 31, 2002 and 2003, respectively.

      Changes in finance receivables at December 31, 2002 and 2003, were as follows:

	2002	2003

Balance at beginning of year	$47,986,744	$65,526,235
Acquisitions of finance receivables, net of buybacks	42,990,924	62,298,316
Cash collections	(79,253,551)	(117,052,203)
Income recognized on finance receivables	53,802,718	81,796,209

Cash collections applied to principal	(25,450,833)	(35,255,994)
Cost of finance receivables sold, net of allowance for returns	(600)	—

Balance at end of year	$65,526,235	$92,568,557

      At the time of acquisition, the life of each pool is generally set at between 60 and 72 months based upon the proprietary models of the Company. As of December 31, 2003 the Company had $92,568,557 in

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

finance receivables included in the Statement of Financial Position. Based upon current projections, cash collections applied to principal will be as follows for the twelve months in the years ending:

December 31, 2004	$32,707,264
December 31, 2005	27,244,198
December 31, 2006	18,245,994
December 31, 2007	10,590,660
December 31, 2008	3,120,910
December 31, 2009	659,531

$92,568,557

4.	Operating Leases:

      The Company rents office space and equipment under operating leases. Rental expense was $602,783, $668,795 and $1,028,530 for the years ended December 31, 2001, 2002 and 2003, respectively.

      Future minimum lease payments at December 31, 2003, are as follows:

2004	$1,391,115
2005	1,467,992
2006	1,469,758
2007	1,510,940
2008	1,553,787
Thereafter	6,952,594

$14,346,186

5.	Capital Leases:

      Leased assets included in property and equipment consist of the following:

	2002	2003

Software	$270,008	$270,008
Computer equipment	178,893	61,086
Furniture and fixtures	600,564	963,377
Equipment	27,249	27,249
Less accumulated depreciation	(461,326)	(607,591)

	$615,388	$714,129

      Depreciation expense recognized on capital leases for the years ended December 31, 2001, 2002 and 2003 was $238,719, $213,016, and $210,101, respectively.

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      Commitments for minimum annual rental payments for these leases as of December 31, 2003 are as follows:

2004	$249,262
2005	150,993
2006	87,524
2007	80,160
2008	31,569

599,508
Less amount representing interest and taxes	48,183

Present value of net minimum lease payments	$551,325

6.	401(k) Retirement Plan:

      Effective October 1, 1998, the Company sponsors a defined contribution plan. Under the Plan, all employees over twenty-one years of age are eligible to make voluntary contributions to the Plan up to 15% of their compensation, subject to Internal Revenue Service limitations after completing six months of service, as defined in the Plan. On January 1, 2004, the Company amended the Plan to allow employees to make voluntary contributions up to 100% of their compensation, subject to Internal Revenue Service limitations. The Company makes matching contributions of up to 4% of an employee’s salary. Total compensation expense related to these contributions was $198,691, $265,510, and $284,017 for the years ended December 31, 2001, 2002 and 2003, respectively.

7.	Revolving Lines of Credit:

      On September 18, 2001, PRA III arranged with a commercial lender to provide financing under a revolving line of credit of up to $40 million. The initial draw of $20 million was utilized to facilitate the purchase of all finance receivable portfolios from PRA and PRA II. PRA then used those funds to terminate an existing line of credit agreement. An additional $5 million was drawn in the initial funding to purchase additional portfolios from third parties in the normal course of business. Interest is based on LIBOR and was 6.17% at December 31, 2002. Restrictive covenants under this agreement include:

•	Restrictions on monthly borrowings in excess of $4 million per month and quarterly borrowings in excess of $10 million;

•	A maximum leverage ratio of not greater than 4 to 1 and net income of at least $0.01, calculated on a consolidated basis;

•	Restrictions on distributions in excess of 75% of annual net income;

•	Compliance with certain special purpose vehicle and corporate separateness covenants; and

•	Restrictions on change of control.

      As of December 31, 2002 the Company was in compliance with all of the covenants of this agreement. Upon consummation of the reorganization discussed in Note 1, a waiver would have been required in order to remain in compliance with the terms of the agreement. On October 18, 2002 Westside Funding (“Westside”) acknowledged our notification letter and provided several options that would be acceptable for Westside. On November 19, 2002 Westside provided their letter of intent to amend the Loan and Security agreement dated September 18, 2001 and they began drafting that amendment. On December 18, 2002 the Loan and Security amendment was finalized. The balance on this facility was paid off on November 14, 2002 with proceeds obtained from the IPO. The Loan and Security agreement dated December 18, 2002 modified certain terms of the loan agreement in keeping with the Company’s reduced

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

borrowing needs following the IPO. Modifications include a reduction in the facility size from $40 million to $25 million, a $75,000 modification fee, a reduction in the borrowing spread, a reduction in certain monthly fees, and an increase in the facility’s non-use fee when the amount outstanding is less than $10 million.

      On November 28, 2003 this facility was terminated, in favor of the RBC Centura Bank (“RBC”) line.

      The Company maintains a $25.0 million revolving line of credit with RBC pursuant to an agreement entered into on November 28, 2003. The credit facility bears interest at a spread over LIBOR and extends through November 28, 2004. The agreement provides for:

•	restrictions on monthly borrowings are limited to 20% of Estimated Remaining Collections;

•	a debt coverage ratio of at least 8.0 to 1.0 calculated on a rolling twelve-month average;

•	a debt to tangible net worth ratio of less than 0.40 to 1.00;

•	net income per quarter of at least $1.00, calculated on a consolidated basis, and;

•	restrictions on change of control.

      This facility had no amounts outstanding at December 31, 2003.

      In addition, PRA Funding, LLC maintained a $2.5 million revolving line of credit, with a commercial lender which extended through September 2003. This $2.5 million facility had no amounts outstanding as of December 31, 2002 and was terminated in 2003.

8.	Property and Equipment:

      Property and equipment, at cost, consist of the following as of December 31, 2002 and 2003:

	2002	2003

Software	$1,431,938	$2,030,403
Computer equipment	1,435,795	2,193,386
Furniture and fixtures	942,178	1,283,748
Equipment	1,037,372	1,602,547
Leasehold improvements	343,329	801,516
Building and improvements	1,136,762	1,138,924
Land	100,515	100,515
Less accumulated depreciation	(2,633,635)	(3,984,659)

Net property and equipment	$3,794,254	$5,166,380

9.	Loss on Extinguishment of Debt:

      During 2001 PRA restructured its debt position which gave rise to a loss on extinguishment of debt. The first item resulted from the termination of the line of credit dated May 2000. The company paid off $20 million in outstanding debt and expensed $231,564 of remaining unamortized acquisition costs. The second item resulted from the termination of the credit facility from the affiliated lender dated December 1999. PRA paid off all existing loans under this facility ($1,941,119) and incurred a loss on the extinguishment of the contingent interest provision of $191,741.

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

10.	Hedging Activity:

      During 2001, PRA entered into an interest rate swap for the purpose of managing exposure to fluctuations in interest rates related to variable rate financing. The interest rate swap effectively fixed the interest rate on $10 million of PRA’s outstanding debt. The swap required payment or receipt of the difference between a fixed rate of 5.33% and a variable rate of interest based on 1-month LIBOR. The unrealized gains and losses associated with the change in market value of the interest rate swap were recognized as other comprehensive income. This swap transaction, which was to expire in May 2004, was paid in full and terminated in September 2002.

      The only expenses incurred related to the swap agreement were interest expenses of $118,924, $792,047 and $0 for the years ended December 31, 2001, 2002 and 2003, respectively. The interest paid in 2002 represents monthly interest plus the final extinguishment amount of $541,762. The net interest payments are a component of “Interest Expense.”

11.	Long-Term Debt:

      In July 2000, the Company purchased a building in Hutchinson, Kansas. The building was financed with a commercial loan for $550,000 with a variable interest rate based on LIBOR. This commercial loan is collateralized by the real estate in Kansas. Interest rates varied between 3.74% and 4.47% during 2002 and 3.35% and 3.79% during 2003. Monthly principal payments on the loan are $4,583 for an amortized term of 10 years. A balloon payment of $275,000 is due July 21, 2005, which results in a five-year principal payout. The loan matures July 21, 2005.

      On February 9, 2001, the Company purchased a generator for its Norfolk location. The generator was financed with a commercial loan for $107,000 with a fixed rate of 7.9%. This commercial loan is collateralized by the generator. Monthly payments on the loan are $2,170 and the loan matures on February 1, 2006.

      On February 20, 2002, the Company completed the construction of a satellite parking lot at its Norfolk location. The parking lot was financed with a commercial loan for $500,000 with a fixed rate of 6.47%. The loan is collateralized by the parking lot. The loan required only interest payments during the first six months. Beginning October 1, 2002, monthly payments on the loan are $9,797 and the loan matures on September 1, 2007.

      On May 1, 2003, the Company secured financing for its computer equipment purchases related to the Hampton, Virginia office opening. The computer equipment was financed with a commercial loan for $975,000 with a fixed rate of 4.25%. This loan is collateralized by computer equipment. Monthly payments are $18,096 and the loan matures on May 1, 2008.

      Annual payments on all loans outstanding as of December 31, 2003 are as follows:

2004	$429,643
2005	680,405
2006	339,059
2007	295,530
2008	72,385
Thereafter	—

1,817,022
Less amount representing interest	(160,050)

Principal due	$1,656,972

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      These four loans are collateralized by property and buildings that have a book value of $1,104,012 and $2,031,553 as of December 31, 2002 and 2003, respectively.

12.	Stock-Based Compensation

      The Company has a stock warrant plan and a stock option plan. Prior to 2002, the Company accounted for stock compensation issued under the recognition and measurement provisions of APB Opinion No. 25, “Accounting for Stock Issued to Employees,” and related Interpretations. Effective January 1, 2002, the Company adopted the fair value recognition provisions of SFAS 123, “Accounting for Stock-Based Compensation,” prospectively to all employee awards granted, modified, or settled after January 1, 2002. Therefore, the cost related to stock-based employee compensation included in the determination of net income for 2001 is less than that which would have been recognized if the fair value based method had been applied to all awards since the original effective date of SFAS 123.

      The following table illustrates the effect on net income and earnings per share if the fair value based method had been applied to all outstanding and unvested awards in each period.

	For the Year	For the Year	For the Year
	Ended	Ended	Ended
	December 31,	December 31,	December 31,
	2001	2002	2003

Net income/Pro forma income:
As reported	$3,525,725	$11,371,321	$20,713,503
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	29,733	272,828
Less: Total stock based compensation expense determined under intrinsic value method for all awards, net of related tax effects	(8,054)	(29,733)	(272,828)

Pro forma net income	$3,517,671	$11,371,321	$20,713,503

Earnings per share:
Basic — as reported	$0.35	$1.08	$1.42
Basic — pro forma	$0.35	$1.08	$1.42
Diluted — as reported	$0.31	$0.94	$1.32
Diluted — pro forma	$0.31	$0.94	$1.32

Stock Warrants

      The PRA management committee was authorized to issue warrants to partners, employees or vendors to purchase membership units. Generally, warrants granted had a term between 5 and 7 years and vested within 3 years. Warrants had been issued at or above the fair market value on the date of grant. Warrants vest and expire according to terms established at the grant date.

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following summarizes all warrant related transactions from December 31, 2000 through December 31, 2003:

		Weighted
		Average
	Warrants	Exercise
	Outstanding	Price

December 31, 2000	2,160,000	$4.17
Granted	155,000	4.20
Cancelled	(120,000)	4.20

December 31, 2001	2,195,000	4.17
Granted	50,000	10.00
Exercised	(50,000)	4.20
Cancelled	(10,000)	4.20

December 31, 2002	2,185,000	4.30
Exercised	(2,026,000)	4.17
Cancelled	(51,500)	9.72

December 31, 2003	107,500	$4.20

      The following information is as of December 31, 2003:

	Warrants Outstanding			Warrants Exercisable

Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$4.20	107,500	2.28	$4.20	107,500	$4.20

Total at December 31, 2003	107,500	2.28	$4.20	107,500	$4.20

      Had compensation cost for warrants granted under the Agreement been determined pursuant to SFAS 123, the Company’s net income would have decreased. Using a fair-value (minimum value calculation), the following assumptions were used:

Warrants issue year:	2001	2002

Expected life from vest date (in years)	4.00	3.00
Risk-free interest rates	4.66%-4.77%	4.53%
Volatility	N/A	N/A
Dividend yield	N/A	N/A

      The fair value model utilizes the risk-free interest rate at grant with an expected exercise date sometime in the future generally assuming an exercise date in the first half of 2005. In addition, warrant valuation models require the input of highly subjective assumptions, including the expected exercise date and risk-free interest rates. Prior to the IPO, the Company’s warrants had characteristics significantly different from those of traded warrants, and changes in the subjective input assumptions can materially affect the fair value estimate. Based upon the above assumptions, the weighted average fair value of employee warrants granted during the years ended December 31, 2001 and 2002 was $0.35 and $1.24, respectively.

      Effective December 30, 1999, the Company issued warrants to acquire 125,000 membership units to an affiliate of Angelo, Gordon & Co. The warrants immediately vested and were exercisable at $3.60 per unit. As these warrants were not issued as compensation to an employee or operating member of the

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

Company, an expense of $17,069, $17,069 and $0, was recognized in the years ended December 31, 2001, 2002, and 2003, respectively. The value of the warrants was calculated using the fair value approach as designated by SFAS 123 which utilizes a comparison of the discounted value of the underlying units discounted using a risk-free interest rate at the date of grant. All warrants issued to AG 1999 were exercised in 2003 and none remain outstanding as of December 31, 2003.

      Effective August 18, 1999, the Company issued warrants to acquire 200,000 membership units of PRA to SMR Research Corporation. The warrants were to vest over a 60 month period and were exercisable at $4.20 per unit. The warrants vested as to 80,000 membership units and the remaining 120,000 membership units were cancelled upon the termination of an agreement between the Company and SMR Research Corporation. The value of the warrants was calculated using the intrinsic method and no expense was recognized on these warrants. The fair value approach was then applied, as designated by SFAS 123, which utilizes a comparison of the discounted value of the underlying units discounted using a risk-free interest rate at the date of grant. As a result, these warrants were shown to have a negative present value, and as such no expense has been recorded. All warrants issued to SMR Research Corporation have been exercised or cancelled and none remain outstanding as of December 31, 2003.

Stock Options

      The Company created the 2002 Stock Option Plan (the “Plan”) on November 7, 2002. Up to 2,000,000 shares of common stock may be issued under this program. The Plan expires November 7, 2012. All options issued under the Plan vest ratably over 5 years. Granted options expire seven years from grant date. Expiration dates range between November 7, 2009 and July 31, 2010. No grant of options to a single person can exceed 200,000 in a single year. As of December 31, 2003, 875,000 options have been granted under the Plan of which 26,175 have been cancelled. These options are accounted for under SFAS 123 and all expenses for 2003 and 2002 are included in earnings as a component of compensation.

      The following summarizes all option related transactions from December 31, 2001 through December 31, 2003:

		Weighted
		Average
	Options	Exercise
	Outstanding	Price

December 31, 2001	—	$—
Granted	820,000	13.06
Cancelled	(12,150)	13.00

December 31, 2002	807,850	13.06
Granted	55,000	27.88
Exercised	(50,915)	13.00
Cancelled	(14,025)	13.00

December 31, 2003	797,910	$14.09

      All of the stock options were issued to employees of the Company except for 20,000 that were issued to the board of directors.

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The following information is as of December 31, 2003:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$13.00	727,910	5.86	$13.00	104,930	$13.00
$16.16	15,000	5.89	$16.16	3,000	$16.16
$27.77	50,000	6.59	$27.88	—	$27.77
$28.98	5,000	6.54	$28.98	—	$28.98

Total at December 31, 2003	797,910	5.91	$14.09	107,930	$13.09

      The Company utilizes the Black-Scholes option-pricing model to calculate the value of the stock options when granted. This model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options. In addition, changes to the subjective input assumptions can result in materially different fair market value estimates. Therefore, the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

Options issue year:	2002	2003

Weighted average fair value of options granted	$2.73	$5.84
Expected volatility	15.70%	15.70%-15.73%
Risk-free interest rate	2.92%	2.92%-3.19%
Expected dividend yield	0.00%	0.00%
Expected life (in years)	5.00	5.00

      Utilizing these assumptions, each employee stock option granted in 2002 is valued at $2.71 per share and each director stock option is valued at $3.37 per share. For stock options issued to employees in 2003, the per share values range between $5.80 and $6.25.

Restricted Stock

      Restricted stock shares are permitted to be issued as an incentive to attract new employees when the stock has traded for less than one year, as is the case for the Company. During the year ended December 31, 2003, the Company issued 13,045 shares of restricted stock. The terms are similar to the stock option plan where the shares are issued at or above market values and vest ratably over 5 years. Restricted stock is expensed over its vesting period.

13.	Stockholders’ Equity:

      Shares of common stock outstanding were as follows:

December 31, 2001	—
Initial public offering	13,470,000
Exercise of warrants	50,000

December 31, 2002	13,520,000
Exercise of warrants and options	1,774,676

December 31, 2003	15,294,676

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

14.     Income Taxes:

      Prior to November 8, 2002, the Company was organized as a limited liability company, taxed as a partnership, and as such was not subject to federal or state income taxes. Immediately before the IPO, the Company was reorganized as a corporation and became subject to income taxes.

      The income tax expense recognized for the years ended December 31, 2002 and 2003 is composed of the following:

For the year ended December 31, 2002	Federal	State	Total

Current tax expense	$1,005,368	$180,823	$1,186,191
Deferred tax expense	242,633	44,249	286,882

Total income tax expense	$1,248,001	$225,072	$1,473,073

For the year ended December 31, 2003	Federal	State	Total

Current tax expense	$(116,809)	$(21,303)	$(138,112)
Deferred tax expense	11,279,283	2,058,132	13,337,415

Total income tax expense	$11,162,474	$2,036,829	$13,199,303

      The Company also recognized a net deferred tax liability of $286,882 as of December 31, 2002 and a net deferred tax asset of $2,009,426 as of December 31, 2003. The components of this net asset and liability are:

	2002	2003

Deferred tax assets:
Net operating loss — tax	$—	$21,002,183
Employee compensation	47,997	181,668
Other	14,872	6,895

Total deferred tax asset	62,869	21,190,746

Deferred tax liabilities:
Depreciation expense	260,125	516,895
Prepaid expenses	89,626	268,712
Cost recovery	—	18,395,713

Total deferred tax liability	349,751	19,181,320

Net deferred tax asset and (liability)	$(286,882)	$2,009,426

      A valuation allowance has not been provided at December 31, 2002 or 2003 since management believes it is more likely than not that the deferred tax assets will be realized.

      During 2003, the Company recognized a deferred tax asset relating to the net operating loss for tax purposes. This resulted from the adoption of the cost recovery method of income recognition for tax purposes and recognizing a tax deduction of approximately $16.4 million relating to stock option and warrant exercises, net of public offering related expenses. Cost recovery is an acceptable method for companies in the collection industry and results in the reduction of current taxable income as, for tax purposes, collections on finance receivables are applied to reduce the finance receivables to zero before any income is recognized. The timing difference from the adoption of cost recovery resulted in a deferred tax liability at December 31, 2003. The tax benefit generated by the stock option and warrant exercises reduced the Company’s current tax liability with a corresponding increase in additional paid in capital.

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)

      The Company presented pro forma tax information assuming it has been a taxable corporation since inception and assuming tax rates equal to the rates that would have been in effect had it been required to report income tax expense in such years. A reconciliation of the Company’s pro forma income tax expense for the years ended December 31, 2001 and 2002 (unaudited) and expected tax expense at statutory tax rates to actual tax expense for the year ended December 31, 2003, consists of the following components:

	2001	2002	2003

	(unaudited)
Federal tax at statutory rates	$1,912,953	$6,488,364	$11,869,482
State tax expense, net of federal benefit	226,975	725,246	1,323,939
Other	(39,319)	(46,749)	5,882

Total income tax expense	$2,100,609	$7,166,861	$13,199,303

15.	Contingencies and Commitments:

      Employment Agreements:

      The Company has employment agreements with all of its executive officers and with several members of its senior management group, the terms of which expire on March 31, 2004 or December 31, 2005. Such agreements provide for base salary payments as well as bonuses which are based on the attainment of specific management goals. Estimated remaining compensation under these agreements is approximately $3.3 million. The agreements also contain confidentiality and non-compete provisions.

      Litigation:

      The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of any pending legal proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
December 31, 2003 and September 30, 2004
(unaudited)

	December 31,	September 30,
	2003	2004

ASSETS
Cash and cash equivalents	$24,911,841	$56,765,251
Finance receivables, net	92,568,557	95,311,731
Property and equipment, net	5,166,380	6,033,162
Deferred tax asset	2,009,426	—
Income tax receivable	351,861	—
Other assets	1,385,706	827,002

Total assets	$126,393,771	$158,937,146

LIABILITIES AND STOCKHOLDERS’ EQUITY
Liabilities:
Accounts payable	$1,290,332	$1,175,776
Accrued expenses	513,687	1,213,432
Income taxes payable	—	147,729
Accrued payroll and bonuses	3,233,409	3,916,275
Deferred tax liability	—	9,719,605
Long-term debt	1,656,972	2,049,746
Obligations under capital lease	551,325	626,978

Total liabilities	7,245,725	18,849,541
Commitments and contingencies (Note 8)
Stockholders’ equity:
Preferred stock, par value $0.01, authorized shares, 2,000,000, issued and outstanding shares — 0	—	—
Common stock, par value $0.01, authorized shares, 30,000,000, issued and outstanding shares — 15,294,676 at December 31, 2003, and 15,352,475 at September 30, 2004	152,947	153,525
Additional paid in capital	96,117,932	97,320,816
Retained earnings	22,877,167	42,613,264

Total stockholders’ equity	119,148,046	140,087,605

Total liabilities and stockholders’ equity	$126,393,771	$158,937,146

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OPERATIONS
For the Three and Nine Months Ended September 30, 2003 and 2004
(unaudited)

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2004	2003	2004

Revenues:
Income recognized on finance receivables	$21,388,674	$27,069,524	$59,624,690	$77,867,413
Commissions	784,411	1,216,054	2,266,998	3,826,564

Total revenue	22,173,085	28,285,578	61,891,688	81,693,977
Operating expenses:
Compensation and employee services	7,369,517	9,154,696	21,441,422	26,902,987
Outside legal and other fees and services	3,885,920	5,347,702	9,979,781	15,038,953
Communications	702,739	840,321	2,003,116	2,658,619
Rent and occupancy	317,300	434,541	872,260	1,296,577
Other operating expenses	392,872	648,512	1,321,832	2,028,266
Depreciation	383,071	487,757	1,054,253	1,398,091

Total operating expenses	13,051,419	16,913,529	36,672,664	49,323,493

Income from operations	9,121,666	11,372,049	25,219,024	32,370,484
Other income and (expense):
Interest income	586	77,259	28,811	105,841
Interest expense	(83,989)	(69,383)	(243,226)	(206,451)

Income before income taxes	9,038,263	11,379,925	25,004,609	32,269,874
Provision for income taxes	3,509,070	4,405,160	9,732,395	12,533,777

Net income	$5,529,193	$6,974,765	$15,272,214	$19,736,097

Net income per common share
Basic	$0.36	$0.45	$1.07	$1.29
Diluted	$0.35	$0.44	$0.97	$1.25
Weighted average number of shares outstanding
Basic	15,148,978	15,341,801	14,311,587	15,322,675
Diluted	15,750,647	15,831,660	15,697,162	15,793,935

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

CONSOLIDATED STATEMENTS OF CASH FLOWS
For the Nine Months Ended September 30, 2003 and 2004
(unaudited)

	2003	2004

Operating activities:
Net income	$15,272,214	$19,736,097
Adjustments to reconcile net income to cash provided by operating activities:
Increase in equity from vested options and warrants	302,380	456,379
Income tax benefit from stock option exercise	15,397,882	437,514
Depreciation	1,054,253	1,398,091
Deferred tax (benefit) expense	(5,700,964)	11,729,031
Changes in operating assets and liabilities:
Other assets	(132,918)	558,704
Accounts payable	(209,162)	(114,556)
Income taxes	(2,793,528)	499,590
Accrued expenses	(149,447)	699,745
Accrued payroll and bonuses	(477,920)	682,866

Net cash provided by operating activities	22,562,790	36,083,461

Cash flows from investing activities:
Purchases of property and equipment	(2,129,692)	(1,967,964)
Acquisition of finance receivables, net of buybacks	(50,849,497)	(37,626,129)
Collections applied to principal on finance receivables	26,539,314	34,882,955

Net cash used in investing activities	(26,439,875)	(4,711,138)

Cash flows from financing activities:
Public offering costs	(386,963)	—
Proceeds from exercise of options and warrants	586,000	309,570
Proceeds from long-term debt	975,000	750,000
Payments on long-term debt	(196,884)	(357,226)
Payments on capital lease obligations	(228,439)	(221,257)

Net cash provided by financing activities	748,714	481,087

Net (decrease)/increase in cash and cash equivalents	(3,128,371)	31,853,410
Cash and cash equivalents, beginning of period	17,938,730	24,911,841

Cash and cash equivalents, end of period	$14,810,359	$56,765,251

Supplemental disclosure of cash flow information:
Cash paid for interest	$240,503	$206,451
Cash paid for income taxes	$1,219,772	$280,642
Noncash investing and financing activities:
Capital lease obligations incurred	$362,813	$296,910

The accompanying notes are an integral part of these consolidated financial statements.

PORTFOLIO RECOVERY ASSOCIATES, INC.

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
(unaudited)

1.     Organization and Business:

      Portfolio Recovery Associates, LLC (“PRA”) was formed on March 20, 1996. Portfolio Recovery Associates, Inc. (“PRA Inc”) was formed in August 2002. On November 8, 2002, PRA Inc completed its initial public offering (“IPO”) of common stock. As a result, all of the membership units and warrants of PRA were exchanged on a one to one basis for warrants and shares of a single class of common stock of PRA Inc. PRA Inc now owns all outstanding membership units of PRA and PRA Receivables Management, LLC (d/b/a Anchor Receivables Management) (“Anchor”). PRA Inc, a Delaware corporation, and its subsidiaries (collectively, the “Company”) purchases, collects and manages portfolios of defaulted consumer receivables. The defaulted consumer receivables the Company collects are either purchased from the sellers of finance receivables or are collected on behalf of clients on a commission fee basis. This is primarily accomplished by maintaining a staff of highly skilled collectors whose purpose is to locate and contact the customers and arrange payment or resolution of the debt. Secondarily, the Company has contracted with independent attorneys with which the Company can undertake legal action in order to satisfy the outstanding debt.

      The consolidated financial statements of the Company include the accounts of PRA Inc, PRA, PRA Holding I and Anchor.

      The accompanying unaudited financial statements of the Company have been prepared in accordance with Rule 10-01 of Regulation S-X promulgated by the Securities and Exchange Commission and, therefore, do not include all information and footnotes necessary for a fair presentation of financial position, results of operations and cash flows in conformity with accounting principles generally accepted in the United States of America. In the opinion of the Company, however, the accompanying unaudited consolidated financial statements contain all adjustments, consisting only of normal recurring adjustments, necessary for a fair statement of the Company’s financial position as of September 30, 2004, its results of operations for the three and nine month periods ended September 30, 2003 and 2004, and its cash flows for the nine month periods ended September 30, 2003 and 2004, respectively. The results of operations of the Company for the three and nine month periods ended September 30, 2003 and 2004 may not be indicative of future results. These consolidated financial statements should be read in conjunction with the audited consolidated financial statements and notes thereto included in the Company’s Annual Report on Form 10-K, as amended, filed for the year ended December 31, 2003.

2.     Finance Receivables:

      The Company accounts for its investment in finance receivables using the interest method under the guidance of Practice Bulletin 6, “Amortization of Discounts on Certain Acquired Loans.” Static pools of relatively homogenous accounts are established. Once a static pool is established, the receivable accounts in the pool are not changed. Each static pool is recorded at cost which includes certain direct costs of acquisition paid to third parties, and is accounted for as a single unit for the recognition of income, principal payments and loss provision. Income on finance receivables is accrued monthly based on each static pool’s effective interest rate. This interest rate is estimated based on the timing and amount of anticipated cash flows using the Company’s proprietary collection models. Monthly cash flows greater than the interest accrual will reduce the carrying value of the static pool. Likewise, monthly cash flows that are less than the monthly accrual will accrete the carrying balance. Each pool is reviewed monthly and compared to the Company’s models to drive complete amortization of the carrying balance at the end of each pool’s life. The cost recovery method prescribed by Practice Bulletin 6 is used when collections on a particular portfolio cannot be reasonably predicted. Under the cost recovery method, no revenue is recognized until the Company has fully collected the cost of the portfolio. Additionally, a pool can become fully amortized (zero carrying balance on the Statement of Financial Position) while still generating cash collections. In this case, all cash collections are recognized as revenue when received.

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

      In the event that anticipated cash collections would be inadequate to amortize the carrying balance, an impairment charge would be taken with a corresponding write-off of the receivable balance. Accordingly, the Company does not maintain an allowance for credit losses.

      The Company capitalizes certain fees paid to third parties related to the direct acquisition of a portfolio of accounts. These fees are added to the acquisition cost of the portfolio and accordingly are amortized over the life of the portfolio using the interest method. During the three and nine months ended September 30, 2003, respectively, the Company capitalized $192,491 and $1,005,048 of these direct acquisition fees. During the three and nine months ended September 30, 2004, respectively, the Company capitalized $354,751 and $688,765 of these direct acquisition fees. During the three and nine months ended September 30, 2003, respectively, the Company amortized $286,653 and $841,362 of these direct acquisition fees. During the three and nine months ended September 30, 2004, respectively, the Company amortized $163,906 and $734,312 of these direct acquisition fees. The balance of the unamortized capitalized fees at September 30, 2003 and 2004, respectively, was$1,830,369 and $1,225,998. During 2004 the Company wrote-off $530,580 related to the capitalization of fees paid to third parties for address correction and other customer data associated with the acquisition of portfolios purchased over the past 5 years.

      The agreements to purchase the aforementioned receivables typically include general representations and warranties from the sellers covering account holder death or bankruptcy and accounts settled or disputed prior to sale. The representation and warranty period permitting the return of these accounts from the Company to the seller is typically 90 to 180 days. Any funds received from the seller of finance receivables as a return of purchase price are referred to as buybacks. Buyback funds are simply applied against the finance receivable balance received and are not included in the Company’s cash collections from operations.

      Gains on sale of finance receivables, representing the difference between the sales price and the unamortized value of the finance receivables sold, are recognized when finance receivables are sold.

      The Company applies a financial components approach that focuses on control when accounting and reporting for transfers and servicing of financial assets and extinguishments of liabilities. Under that approach, after a transfer of financial assets, an entity recognizes the financial and servicing assets it controls and the liabilities it has incurred, eliminates financial assets when control has been surrendered, and eliminates liabilities when extinguished. This approach provides consistent standards for distinguishing transfers of financial assets that are sales from transfers that are secured borrowings. Importantly, these funds derived from sales are not included in our cash collections from finance receivables figure. They are reported separately under FASB Statement No. 140, “Accounting for Transfers and Servicing of Financial Assets and Extinguishments of Liabilities.”

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

      Changes in finance receivables for the three and nine months ended September 30, 2003 and 2004 were as follows:

	Three Months	Three Months	Nine Months	Nine Months
	Ended	Ended	Ended	Ended
	September 30,	September 30,	September 30,	September 30,
	2003	2004	2003	2004

Balance at beginning of period	$86,688,557	$96,270,285	$65,526,235	$92,568,557
Acquisitions of finance receivables, net of buybacks	11,978,443	10,821,842	50,849,497	37,626,129
Cash collections	(30,219,256)	(38,849,920)	(86,164,004)	(112,750,368)
Income recognized on finance receivables	21,388,674	27,069,524	59,624,690	77,867,413

Cash collections applied to principal	(8,830,582)	(11,780,396)	(26,539,314)	(34,882,955)

Balance at end of period	$89,836,418	$95,311,731	$89,836,418	$95,311,731

      At the time of acquisition, the life of each pool is generally set at between 60 and 84 months based upon the proprietary models of the Company. As of September 30, 2004 the Company has $95,311,731 in finance receivables included in the Statement of Financial Position. Based upon current projections, cash collections applied to principal will be as follows for the twelve months in the periods ending:

September 30, 2005	$31,304,683
September 30, 2006	30,567,016
September 30, 2007	22,166,778
September 30, 2008	7,618,917
September 30, 2009	2,249,059
September 30, 2010	949,739
September 30, 2011	455,539

$95,311,731

3.     Revolving Line of Credit:

      The Company maintains a $25.0 million revolving line of credit pursuant to an agreement entered into on November 28, 2003. The credit facility bears interest at a spread of 2.50% over LIBOR and extends through November 28, 2004. The agreement calls for:

•	restrictions on monthly borrowings are limited to 20% of Estimated Remaining Collections;

•	a debt coverage ratio of a least 8.0 to 1.0 calculated on a rolling twelve-month average;

•	a debt to tangible net worth ratio of less than 0.40 to 1.00;

•	net income per quarter of at least $1.00, calculated on a consolidated basis, and;

•	restrictions on change of control.

      This facility had no amounts outstanding at September 30, 2004. As of September 30, 2004 the Company is in compliance with all of the covenants of this agreement.

4.     Long-Term Debt:

      In July 2000, the Company purchased a building in Hutchinson, Kansas. The building was financed with a commercial loan for $550,000 with a variable interest rate based on LIBOR. This commercial loan

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

is collateralized by the real estate in Kansas. Monthly principal payments on the loan are $4,583 for an amortized term of 10 years. A balloon payment of $275,000 is due July 21, 2005, which results in a five-year principal payout. The loan matures July 21, 2005.

      On February 9, 2001, the Company purchased a generator for its Norfolk location. The generator was financed with a commercial loan for $107,000 with a fixed rate of 7.9%. This commercial loan is collateralized by the generator. Monthly payments on the loan are $2,170 and the loan matures on February 1, 2006.

      On February 20, 2002, the Company completed the construction of a satellite parking lot at its Norfolk location. The parking lot was financed with a commercial loan for $500,000 with a fixed rate of 6.47%. The loan is collateralized by the parking lot. The loan required only interest payments during the first six months. Beginning October 1, 2002, monthly payments on the loan are $9,797 and the loan matures on September 1, 2007.

      On May 1, 2003, the Company secured financing for its computer equipment purchases related to the Hampton, Virginia office opening. The computer equipment was financed with a commercial loan for $975,000 with a fixed rate of 4.25%. This loan is collateralized by computer equipment. Monthly payments are $18,096 and the loan matures on May 1, 2008.

      On January 9, 2004, the Company entered into a commercial loan agreement in the amount of $750,000 to finance equipment purchases at its newly leased Norfolk facility. This loan bears interest at a fixed rate of 4.45%, matures on January 1, 2009 and is collateralized by the purchased equipment.

      The loans are subject to the following covenants:

•	net worth greater than $20,000,000, and;

•	a cash flow coverage ratio of at least 1.5 to 1 calculated on a rolling twelve-month average.

5.     Property and Equipment:

      Property and equipment, at cost, consist of the following as of the dates indicated:

	December 31,	September 30,
	2003	2004

Software	$2,030,403	$2,492,223
Computer equipment	2,193,386	2,884,532
Furniture and fixtures	1,283,748	1,643,560
Equipment	1,602,547	1,827,358
Leasehold improvements	801,516	1,256,018
Building and improvements	1,138,924	1,138,924
Land	100,515	100,515
Less accumulated depreciation	(3,984,659)	(5,309,968)

Property and equipment, net	$5,166,380	$6,033,162

6.     Stock-Based Compensation:

      The Company has a stock option and restricted share plan. The Amended and Restated Portfolio Recovery 2002 Stock Option Plan and 2004 Restricted Stock Plan was approved by the Company’s shareholders at its Annual Meeting of Shareholders on May 12, 2004, enabling the Company to issue to its employees and directors restricted shares of stock, as well as stock options. Also, in connection with the

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

IPO, all existing PRA warrants that were owned by certain individuals and entities were exchanged for an equal number of PRA Inc warrants. Prior to 2002, the Company accounted for stock compensation issued under the recognition and measurement provisions of APB Opinion No. 25 (“APB 25”), “Accounting for Stock Issued to Employees,” and related Interpretations.

      Effective January 1, 2002, the Company adopted the fair value recognition provisions of FASB Statement No. 123 (“SFAS 123”), “Accounting for Stock-Based Compensation,” prospectively to all employee awards granted, modified, or settled after January 1, 2002. All stock-based compensation measured under the provisions of APB 25 became fully vested during 2002. All stock-based compensation expense recognized thereafter was derived from stock-based compensation based on the fair value method prescribed in SFAS 123.

Stock Warrants

      The PRA management committee was authorized to issue warrants to partners, employees or vendors to purchase membership units. Generally, warrants granted had a term between 5 and 7 years and vested within 3 years. Warrants had been issued at or above the fair market value on the date of grant. Warrants vest and expire according to terms established at the grant date. All outstanding warrants were issued to employees of the Company and are fully vested. During the three and nine months ended September 30, 2004 and 2003, no warrants were issued.

      Total equity-based compensation was $131,904 and $220,832 for the three months ended September 30, 2003 and 2004, respectively and $313,902 and $516,028 and for the nine months ended September 30, 2003 and 2004, respectively.

      The following summarizes all warrant related transactions from December 31, 2001 through September 30, 2004:

		Weighted
	Warrants	Average
	Outstanding	Exercise Price

December 31, 2001	2,195,000	$4.17
Granted	50,000	10.00
Exercised	(50,000)	4.20
Cancelled	(10,000)	4.20

December 31, 2002	2,185,000	4.30
Exercised	(2,026,000)	4.17
Cancelled	(51,500)	9.72

December 31, 2003	107,500	4.20
Exercised	(46,500)	4.20

September 30, 2004	61,000	$4.20

      The following information is as of September 30, 2004:

	Warrants Outstanding			Warrants Exercisable

Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$4.20	61,000	1.53	$4.20	61,000	$4.20

Total at September 30, 2004	61,000	1.53	$4.20	61,000	$4.20

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

Stock Options

      The Company created the 2002 Stock Option Plan (the “Plan”) on November 7, 2002. The Plan was amended in 2004 to enable the Company to issue restricted shares of stock to its employees and directors. The Amended Plan was approved by the Company’s shareholders at its Annual Meeting on May 12, 2004. Up to 2,000,000 shares of common stock may be issued under the Amended Plan. The Amended Plan expires November 7, 2012. All options and restricted shares issued under the Amended Plan vest ratably over 5 years. Granted options expire seven years from grant date. Expiration dates range between November 7, 2009 and January 16, 2011. Options granted to a single person cannot exceed 200,000 in a single year. As of September 30, 2004, 895,000 options have been granted under the Amended Plan, of which 63,475 have been cancelled.

      Options are expensed under SFAS 123 and are included in operating expenses as a component of compensation. The Company issued 0 and 20,000 options to non-employee directors during the three and nine months ended September 30, 2004, respectively. All of the stock options which have been issued under the Plan were issued to employees of the Company except for 40,000 which were issued to non-employee directors.

      The following summarizes all option related transactions from December 31, 2001 through September 30, 2004:

		Weighted
	Options	Average
	Outstanding	Exercise Price

December 31, 2001	—	$—
Granted	820,000	13.06
Cancelled	(12,150)	13.00

December 31, 2002	807,850	13.06
Granted	55,000	27.88
Exercised	(50,915)	13.00
Cancelled	(14,025)	13.00

December 31, 2003	797,910	14.09
Granted	20,000	28.79
Exercised	(8,790)	13.00
Cancelled	(37,300)	13.00

September 30, 2004	771,820	$14.53

      The following information is as of September 30, 2004:

	Options Outstanding			Options Exercisable

		Weighted-
		Average	Weighted-		Weighted-
		Remaining	Average		Average
	Number	Contractual	Exercise	Number	Exercise
Exercise Prices	Outstanding	Life	Price	Exercisable	Price

$13.00	681,820	5.0	$13.00	96,140	$13.00
$16.16	15,000	5.1	$16.16	3,000	$16.16
$26.81 – $29.79	75,000	6.0	$28.12	11,000	$27.88

Total at September 30, 2004	771,820	5.1	$14.53	110,140	$14.57

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

      The Company utilizes the Black-Scholes option pricing model to calculate the value of the stock options when granted. This model was developed to estimate the fair value of traded options, which have different characteristics than employee stock options. In addition, changes to the subjective input assumptions can result in materially different fair market value estimates. Therefore, the Black-Scholes model may not necessarily provide a reliable single measure of the fair value of employee stock options.

Options issue year:	2002	2003	2004

Weighted average fair value of options granted	$2.73	$5.84	$2.85
Expected volatility	15.70%	15.70% - 15.73%	13.26% - 13.55%
Risk-free interest rate	2.92%	2.92% - 3.19%	3.16% - 3.37%
Expected dividend yield	0.00%	0.00%	0.00%
Expected life (in years)	5.00	5.00	5.00

      Utilizing these assumptions, each employee stock option granted in 2002 was valued at $2.71 per share and each director stock option granted in 2002 was valued at $3.37 per share. For stock options issued to employees in 2003, the per share values ranged between $5.80 and $6.25. Each director stock option granted in 2004 is valued between $2.62 and $2.92.

Restricted Stock

      Restricted stock shares are permitted to be issued as an incentive to attract new employees and, effective commensurate with the meeting of shareholders held on May 12, 2004, are permitted to be issued to directors and existing employees as well. The terms of the restricted share awards are similar to those of the stock option awards, wherein the shares are issued at or above market values and vest ratably over 5 years. Restricted stock is expensed over its vesting period.

      The following summarizes all restricted stock transactions from December 31, 2002 through September 30, 2004:

	Restricted	Weighted
	Shares	Average
	Outstanding	Exercise Price

December 31, 2002	—	$—
Granted	13,045	27.57

December 31, 2003	13,045	27.57
Granted	62,350	25.59
Vested	(2,509)	27.56
Cancelled	(1,000)	25.66

September 30, 2004	71,886	$25.88

7.     Earnings per Share:

      Basic earnings per share (“EPS”) are computed by dividing income available to common shareholders by weighted average common shares outstanding. Diluted EPS are computed using the same components as basic EPS with the denominator adjusted for the dilutive effect of stock warrants, stock

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

options and restricted stock awards. The following tables provide a reconciliation between the computation of basic EPS and diluted EPS for the three and nine months ended September 30, 2003 and 2004:

	For the three months ended September 30,

		2003			2004
		Weighted			Weighted
		Average			Average
		Common			Common
	Net Income	Shares	EPS	Net Income	Shares	EPS

Basic EPS	$5,529,193	15,148,978	$0.36	$6,974,765	15,341,801	$0.45
Dilutive effect of stock warrants, options and restricted stock awards		601,669			489,859

Diluted EPS	$5,529,193	15,750,647	$0.35	$6,974,765	15,831,660	$0.44

	For the nine months ended September 30,

		2003			2004
		Weighted			Weighted
		Average			Average
		Common			Common
	Net Income	Shares	EPS	Net Income	Shares	EPS

Basic EPS	$15,272,214	14,311,587	$1.07	$19,736,097	15,322,675	$1.29
Dilutive effect of stock warrants, options and restricted stock awards		1,385,575			471,260

Diluted EPS	$15,272,214	15,697,162	$0.97	$19,736,097	15,793,935	$1.25

      As of September 30, 2003 and 2004, there were 55,000 and 75,000 antidilutive options outstanding, respectively.

8.     Commitments and Contingencies:

Employment Agreements:

      The Company has employment agreements with all of its executive officers and with several members of its senior management group, the terms of which expire on March 31, 2005, December 31, 2005, 2006, or 2007. Such agreements provide for base salary payments as well as bonuses which are based on the attainment of specific management goals. Estimated future compensation under these agreements is approximately $4,539,440. The agreements also contain confidentiality and non-compete provisions. This amount also includes agreements signed on October 1, 2004 by the management of IGS Nevada.

Leases:

      The Company is party to various operating and capital leases with respect to its facilities and equipment. Please refer to the Company’s consolidated financial statements and notes thereto in the Company’s Annual Report on Form 10-K, as amended, as filed with the Securities and Exchange Commission for discussion of these leases.

Litigation:

      The Company is from time to time subject to routine litigation incidental to its business. The Company believes that the results of any pending legal proceedings will not have a material adverse effect on the financial condition, results of operations or liquidity of the Company.

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

9.     Subsequent Event:

      On October 1, 2004, the Company acquired the assets of IGS Nevada, Inc., a privately held company specializing in asset-location and debt resolution services. The transaction was completed at a price of $14 million, consisting of $12 million in cash and $2 million in PRA Inc. common stock. The total purchase price could increase by $4 million, through contingent cash payments of $2 million each in 2005 and 2006, based upon the performance of PRA Location Services, LLC d/b/a IGS Nevada (“IGS Nevada”) during each of those two years. The business will operate under the name of PRA Location Services, LLC d/b/a IGS Nevada. IGS Nevada, Inc.’s founder and his top management team have signed long-term employment agreements and will continue to manage IGS Nevada. The Company secured a consent from its revolving line of credit holder related to this acquisition.

      The common stock component of the purchase price resulted in the issuance of 69,914 shares of unregistered stock to the sole selling stockholder. The share count was determined by using a formula agreed to by both parties and contained within the asset purchase agreement. In addition, on October 1, 2004, 17,000 restricted stock shares were awarded to certain employees of IGS Nevada.

      The Company obtained an independent valuation of the assets purchased. This valuation has determined that of the $14 million purchase price, $5.0 million is related to customer relationships, $1.8 million is related to non-compete agreements, $1.0 million is tangible net worth, with the remaining $6.2 million allocated to goodwill. The Company has accounted for the acquisition in accordance with FAS141, “Business Combinations” and will apply the provisions of FAS142, “Goodwill and Other Intangible Assets” to the acquired intangible assets.

10.     Recent Accounting Pronouncements:

      In October 2003, the American Institute of Certified Public Accountants issued Statement of Position (“SOP”) 03-03, “Accounting for Loans or Certain Securities Acquired in a Transfer.” This SOP proposes guidance on accounting for differences between contractual and expected cash flows from an investor’s initial investment in loans or debt securities acquired in a transfer if those differences are attributable, at least in part, to credit quality. This SOP is effective for loans acquired in fiscal years beginning after December 15, 2004. The SOP would limit the revenue that may be accrued to the excess of the estimate of expected future cash flows over a portfolio’s initial cost of accounts receivable acquired. The SOP would require that the excess of the contractual cash flows over expected cash flows not be recognized as an adjustment of revenue, expense, or on the balance sheet. The SOP would freeze the internal rate of return, referred to as IRR, originally estimated when the accounts receivable are purchased for subsequent impairment testing. Rather than lower the estimated IRR if the original collection estimates are not received, the carrying value of a portfolio would be written down to maintain the original IRR. Increases in expected future cash flows would be recognized prospectively through adjustment of the IRR over a portfolio’s remaining life. The SOP provides that previously issued annual financial statements would not need to be restated. Historically, as the Company has applied the guidance of Practice Bulletin 6, the Company has moved yields both upward and downward as appropriate under that guidance. However, since the new SOP guidance does not permit yields to be lowered, it will increase the probability of impairment charges going forward.

      In March 2004, the Financial Accounting Standards Board (“FASB”) issued an Exposure Draft, “Share-Based Payment, an amendment of FASB Statements No. 123 and 95.” This proposed Statement would neither change the accounting in FASB Statement No. 123, “Accounting for Stock-Based Compensation,” for transactions in which an enterprise exchanges its equity instruments for services of parties other than employees nor change the accounting for stock ownership plans, which are subject to AICPA Statement of Position 93-6, “Employer’s Accounting for Employee Stock Ownership Plans.” The

PORTFOLIO RECOVERY ASSOCIATES, INC.
NOTES TO CONSOLIDATED FINANCIAL STATEMENTS — (Continued)
(unaudited)

Board intends to reconsider the accounting for those transactions and plan in a later phase of its project on equity-based compensation. In this proposed Statement, the Board believes that employee services received in exchange for equity instruments give rise to recognizable compensation cost as the services are used in the issuing entity’s operations. In addition, the proposed Statement would require that public companies measure the compensation cost related to employee services received in exchange for equity instruments issued based on the grant-date fair value of those instruments. The Board will also consider other items such as streamlining volatility assumptions and addressing the fair value measurement models. On October 13, 2004, the FASB delayed the effective date to periods beginning after June 15, 2005, rather then January 1, 2005 as originally proposed. In addition, the FASB recently decided to include in the proposed statement two transition methods: one that provides for prospective treatment and one that provides for retrospective application. The FASB is expected to issue its final standard before December 31, 2004. Management will continue to assess the potential impact this statement will have on the Company; however, the Company has adopted SFAS 123 and currently expenses all equity-based compensation in the current period.

1,700,000 Shares

Common Stock

PROSPECTUS

November 17, 2004

       You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that which is set forth in this prospectus. We are offering to sell shares of our common stock and seeking offers to buy shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or any sale of these securities. Our business, financial condition, results of operation and prospects may have changed after the date of this prospectus.

William Blair & Company

Piper Jaffray

America’s Growth Capital